                           Filed with the Securities and Exchange Commission on February 14, 2001

                                                 Registration No. 333-[ ]
===========================================================================================================================
                                            SECURITIES AND EXCHANGE COMMISSION
                                                  WASHINGTON, D.C. 20549

                                                   Initial Registration
                                                        On Form S-2

                                 Registration Statement Under The Securities Act of 1933*

                                         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                         -------------------------------------------
                                   (Exact name of registrant as specified in its charter)

                                                         CONNECTICUT
                                                         -----------
                               (State or other jurisdiction of incorporation or organization)

                                                             63
                                                             --
                                  (Primary Standard Industrial Classification Code Number)

                                                         06-1241288
                                                         ----------
                                            (I.R.S. Employer Identification No.)

                               ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484 (203) 926-1888
                               --------------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                          M. PRISCILLA PANNELL, CORPORATE SECRETARY
                               ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484 (203) 926-1888
                               --------------------------------------------------------------
            (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                                          Copy To:
                                                 SCOTT K. RICHARDSON, ESQ.
                                                      SENIOR COUNSEL
                              One Corporate Drive, Shelton, Connecticut 06484 (203) 925-3830
                              --------------------------------------------------------------

                             Approximate date of commencement of proposed sale to the public:
            February 14, 2001 or as soon as practicable after the effective date of this Registration Statement

If any of the  securities  being  registered  on this form are to be offered on a delayed or continuous  basis  pursuant to
Rule 415 under the Securities Act of 1933 check the following:  X .
                                                               --

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of the Form, check the following:  ___.

                                              Calculation of Registration Fee
===========================================================================================================================
            Title of each                                 Proposed              Proposed
              class of                                     maximum               maximum
             securities              Amount               offering              aggregate             Amount of
                to be                 to be                 price               offering            registration
             registered            registered             per unit               price**                 fee
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
          Annuity Contracts                                                    $50,000,000             $12,500
---------------------------------------------------------------------------------------------------------------------------
**The  proposed  aggregate  offering  price is estimated  solely for  determining  the  registration  fee. The amount to be registered and the proposed  maximum  offering price per unit are not applicable  since these  securities are not issued in predetermined amounts or units.
===========================================================================================================================
AS Apex

as2
                                CROSS REFERENCE SHEET PURSUANT TO REGULATION S-K, ITEM 501
                                ----------------------------------------------------------

         S-2 Item No.                                                                            Prospectus Heading
         ------------                                                                            ------------------

1.       Forepart of the Registration Statement and                             Facing Page, Cross Reference Sheet,
         Outside Front Cover Page of Prospectus                                            Outside Front Cover Page

2.       Inside Front Cover and Outside Back Cover of Prospectus                             Available Information,
                                                                             Incorporation of Certain Documents by
                                                        Reference, How Will I Receive Statements, Table of Contents

3.       Summary Information, Risk Factors and Ratio of Earnings              Investment Options, Fees and Charges,
                                                                                        Managing Your Account Value

4.       Use of Proceeds                                    Managing Your Account Value, What are Separate Accounts

5.       Determination of the Offering Price                          Fees and Charges, Managing Your Account Value

6.       Dilution                                                                                    Not applicable

7.       Selling Security Holders                                                                    Not applicable

8.       Plan of Distribution                                 Who Distributes Annuities Offered by American Skandia

9.       Description of Securities to be Registered                    Investment Options, Purchasing Your Annuity,
                                                               Valuing Your Investment, What are Separate Accounts,
                                                                                      Rights, Benefits and Services

10.      Interests of named Expert and Counsel                                                       Not Applicable

11.      Information with Respect to the Registrant                                        Who Is American Skandia?

12.      Incorporation of Certain Documents by Reference            Incorporation of Certain Documents by Reference

13.      Disclosure of Commission Position on Indemnification for                                   Indemnification
         Securities Act Liabilities

                                                                                                    Part II Heading
                                                                                                    ---------------

14.      Other Expenses of Issuance                                                      Other Expenses of Issuance
         and Distribution                                                                          and Distribution

15.      Indemnification of Directors and Officers                        Indemnification of Directors and Officers

16.      Exhibits                                                                                         Exhibits

17.      Undertakings                                                                                  Undertakings

                                                                                         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                                     One Corporate Drive, Shelton, Connecticut 06484

This  Prospectus  describes a flexible  premium  deferred  annuity  (the  "Annuity")  offered by  American  Skandia  Life  Assurance
Corporation  ("American  Skandia",  "we",  "our" or "us").  The Annuity may be offered as an  individual  annuity  contract or as an interest in a group annuity.  This  Prospectus  describes the important  features of the Annuity and what you should consider before purchasing the Annuity.  We have also filed a Statement of Additional  Information  that is available from us, without charge,  upon your  request.  The contents of the  Statement of  Additional  Information  are  described on page 56. The Annuity or certain of its investment  options  and/or  features may not be available in all states.  Various  rights and benefits may differ between states to meet  applicable  laws and/or  regulations.  Certain terms are  capitalized  in this  prospectus.  Those terms are either defined in the Glossary of Terms or in the context of the particular section.

====================================================================================================================================
American  Skandia offers several  different  annuities  which your  financial  professional  may be authorized to offer to you. Each annuity has different  features and benefits that may be  appropriate  for you based on your financial  situation,  your age and how you intend to use the annuity.  The different features and benefits include variations in death benefit  protection,  the ability to access your  annuity's  account value and the charges that you will be subject to if you choose to surrender  the annuity.  The fees and charges may also be different between each annuity.
====================================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should  consider any  surrender or penalty  charges you may incur when  replacing  your  existing  coverage and that this Annuity may be subject to a contingent  deferred  sales charge if you elect to surrender  the Annuity or take a partial  withdrawal.  You should  consider  your need to access the annuity's account value and whether the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently  used for  retirement  planning.  It may be used as an investment  vehicle for  "qualified"  investments, including  an IRA,  SEP-IRA,  Roth IRA or Tax  Sheltered  Annuity  (or  403(b)).  It may also be used as an  investment  vehicle for
"non-qualified"  investments.  The Annuity allows you to invest your money in a number of variable  investment options as well as in one or more fixed investment options.

When an Annuity is purchased as a  "non-qualified"  investment,  you  generally  are not taxed on any  investment  gains the Annuity earns until you make a  withdrawal  or begin to receive  annuity  payments.  This  feature,  referred to as  "tax-deferral",  can be beneficial to the growth of your Account Value  because money that would  otherwise be needed to pay taxes on investment  gains each year remains invested and can earn additional money.  However,  because the Annuity is designed for long-term  retirement savings, a
10%  penalty  tax may be  applied  on  withdrawals  you make  before  you  reach age 59 1/2.  Annuities  purchased  as a  non-qualified investment  are not subject to the maximum  contribution  limits  that may apply to a qualified  investment,  and are not subject to required minimum distributions after age 701/2.

When an Annuity is purchased as a "qualified"  investment,  you should consider that the Annuity does not provide any additional tax advantages  to the  preferential  treatment  already  available  through your  retirement  plan under the Internal  Revenue Code. An
Annuity may offer  features  and  benefits in addition to  providing  tax  deferral  that other  investment  vehicles may not offer, including  death benefit  protection for your  beneficiaries,  lifetime income  options,  and the ability to make transfers  between numerous variable  investment options offered under the Annuity.  You should consult with your financial  professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

These  annuities are NOT deposits or obligations  of, or issued,  guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S.  government,  the Federal  Deposit  Insurance  Corporation  (FDIC),  the Federal  Reserve Board or any other agency.  An investment in this annuity involves certain investment risks, including possible loss of principal.

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THESE  SECURITIES  HAVE NOT BEEN  APPROVED  OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY STATE  SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES  COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION  TO THE CONTRARY IS A CRIMINAL  OFFENSE.  PLEASE READ THIS  PROSPECTUS AND THE CURRENT  PROSPECTUS FOR THE UNDERLYING
MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
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                                            FOR FURTHER INFORMATION CALL 1-800-752-6342.
Prospectus Dated: February 14, 2001                                     Statement of Additional Information Dated: February 14, 2001
ASAPEXPROS- (2/2001)                                                                                                      ASAPEXPROS

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?

|X|      The Annuity is a "flexible  premium  deferred  annuity."  It is called  "flexible  premium"  because you have  considerable flexibility in the timing and amount of premium  payments.  Generally,  investors  "defer"  receiving  annuity payments until after an accumulation period.

|X|      This  Annuity  offers  both  variable  and fixed  investment  options.  If you  allocate  your  Account  Value to  variable investment  options,  the value of your  Annuity  will vary daily to reflect the  investment  performance  of the  underlying investment  options.  Fixed investment  options of different  durations are offered that are guaranteed by us, but may have a
       Market Value Adjustment if you withdraw your Account Value before the Maturity Date.

|X|      The Annuity features two distinct phases - the accumulation  period and the payout period.  During the accumulation  period your Account Value is allocated to one or more underlying  investment options. The variable investment options,  each a Class
       1  Sub-account  of American  Skandia Life  Assurance  Corporation  Variable  Account B, invest in an  underlying  mutual fund portfolio.  Currently,  portfolios  of the following  underlying  mutual funds are being  offered:  American  Skandia  Trust,
       Montgomery Variable Series,  Wells Fargo Variable Trust,  INVESCO Variable Investment Funds, Inc., Evergreen Variable Annuity
       Trust, ProFunds VP and First Defined Portfolio Fund LLC.

|X|      During the payout period,  commonly called  "annuitization,"  you can elect to receive  annuity  payments (1) for life; (2)
       for life with a  guaranteed  minimum  number  of  payments;  (3)  based on joint  lives;  or (4) for a  guaranteed  number of payments.  We currently make annuity payments available on a fixed or variable basis.

|X|      This Annuity  offers a basic Death  Benefit.  It also offers  optional  Death  Benefits  that provide an enhanced  level of protection for your beneficiary(ies) for an additional charge.

|X|      You are allowed to withdraw a limited  amount of money from your  Annuity on an annual  basis  without any  charges.  Other product  features  allow you to access your Account  Value as necessary,  although a charge may apply.  After Annuity Year 4, you are allowed to make unlimited withdrawals from your Annuity without any charges.

|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty  transfers each year free of charge.
       We also  offer  several  programs  that  enable you to manage  your  Account  Value as your  financial  needs and  investment performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity through  licensed,  registered  financial  professionals.  You must complete an application and submit a minimum initial  purchase  payment of $10,000.  We may allow you to make a lower  initial  purchase  payment  provided you  establish a bank drafting program under which purchase  payments  received in the first Annuity Year total at least $10,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those  persons must be age 85 or under.  If the Annuity is owned by an entity,  the annuitant must be age 85 or under.

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                                                         Mailing Addresses

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New Business/Additional Purchase Payments:                                                                      Exchange Paperwork:

American Skandia Life Assurance Corporation                                             American Skandia Life Assurance Corporation
P.O. Box 7040                                                                                                         P.O. Box 7039
Bridgeport, CT  06601-7040                                                                               Bridgeport, CT  06601-7039

All other correspondence:                                                                                   Express/Overnight Mail:

American Skandia Life Assurance Corporation                                             American Skandia Life Assurance Corporation
P.O. Box 7038                                                                                                 Three Corporate Drive
Bridgeport, CT  06601-7038                                                                                       Shelton, CT  06484

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

                                                         GLOSSARY OF TERMS

Many terms used within this  Prospectus  are described  within the text where they appear.  The  description  of those terms are not repeated in this Glossary of Terms.

Account Value:  The value of each  allocation to a Sub-account or a Fixed  Allocation  prior to the Annuity Date, plus any earnings, and/or less any losses,  distributions  and charges.  The Account Value is  calculated  before we assess any  applicable  Contingent
Deferred Sales Charge ("CDSC") and/or any Annual  Maintenance  Fee. The Account Value is determined  separately for each Sub-account and for each Fixed  Allocation,  and then totaled to determine  Account  Value for your entire  Annuity.  The Account  Value of each
Fixed Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The application of Account Value to one of the available  annuity options to begin receiving  periodic  payments for life, for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An allocation of Account Value that is to be credited a fixed rate of interest for a specified  Guarantee Period during the accumulation period.

Guarantee Period: A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation  on any date other than the  Maturity  Date.  The Interim  Value is equal to the initial value allocated to the Fixed Allocation plus all interest  credited to the Fixed Allocation as of the date calculated,  less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment  used in the  determination  of Account  Value of each Fixed  Allocation  on a day more than 30 days prior to the Maturity Date of such Fixed Allocation.

Owner: With an Annuity issued as an individual  annuity  contract,  the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.  With an Annuity issued as a certificate  under a group annuity  contract,  the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available upon surrender  prior to the Annuity Date. It equals the Account Value as of the date we price the  surrender  minus any  applicable  CDSC,  Annual  Maintenance  Fee, Tax Charge and the charge for any optional benefits.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation Day:  Every day the New York Stock  Exchange is open for trading or any other day the  Securities and Exchange  Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and  expenses we charge for the  Annuity.  Some  charges are  assessed  against  your  Annuity  while others are assessed  against  assets  allocated  to the  variable  investment  options.  The charges  that are assessed  against the
Annuity  include the  Contingent  Deferred Sales Charge,  Annual  Maintenance  Fee,  Transfer Fee, the Tax Charge and any charge for optional  benefits.  The charge that is assessed  against the variable  investment  options is the  Insurance  Charge,  which is the combination  of a mortality and expense risk charge and a charge for  administration  of the Annuity.  Each  underlying  mutual fund portfolio  assesses a charge for investment  management and for other  expenses.  The  prospectus  for each  underlying  mutual fund provides more detailed  information  about the expenses for the underlying  funds.  In certain  states,  a premium tax charge may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

                                                       YOUR TRANSACTION EXPENSES

                                                               AMOUNT DEDUCTED/
              FEE/EXPENSE                                    DESCRIPTION OF CHARGE                               WHEN DEDUCTED
---------------------------------------- -------------------------------------------------------------- --------------------------------

Contingent Deferred Sales Charge            Yr. 1        Yr. 2        Yr. 3        Yr. 4      Yrs. 5+
                                                                                                               Upon Surrender or
                                                                                                              Partial Withdrawal
---------------------------------------- ------------ ------------ ------------ ------------ ---------- --------------------------------

                                            8.5%         8.0%         7.0%         6.0%        0.0%
---------------------------------------- -------------------------------------------------------------- --------------------------------
                                           The charge is a percentage of the Purchase Payments being
                                          withdrawn where the time period is measured from the Issue
                                                               Date of Annuity.
---------------------------------------- -------------------------------------------------------------- --------------------------------
Annual Maintenance Fee                               Smaller of $35 or 2% of Account Value                Annually on the contract's
                                            (Only applicable if Account Value is $100,000 or less)         anniversary date or upon
                                                                                                                   surrender
---------------------------------------- -------------------------------------------------------------- --------------------------------
Transfer Fee                                                        $10.00                               After the 20th transfer each
                                                                                                                 annuity year
---------------------------------------- -------------------------------------------------------------- --------------------------------
Tax Charge                                Depends on the requirements of the applicable jurisdiction                Various

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                                                  ANNUAL EXPENSES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
---------------------------------------- -------------------------------------------------------------- --------------------------------
Mortality &amp; Expense Risk Charge
                                                                     1.25%
Administration Charge                                                                                                Daily
                                                                     0.15%
Total Annual Expenses of the                                                                            Applies to Variable Investment
Sub-accounts*                                   1.40% per year of the value of each Sub-account                  Options only

---------------------------------------- -------------------------------------------------------------- --------------------------------
*  The combination of the Mortality and Expense Risk Charges and Administration Charge is referred to as the "Insurance Charge"
elsewhere in this prospectus.
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                                                        OPTIONAL DEATH BENEFITS
------------------------------------------------------------------------------------------------------- --------------------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
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 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
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                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
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Below are the  investment  management  fees,  other  expenses,  and the total annual  expenses for each  underlying  Portfolio as of
December 31, 1999,  except as noted.  The total annual  expenses are the sum of the  investment  management  fee, other expenses and any 12b-1 fees.  Each figure is stated as a percentage of the underlying  Portfolio's  average daily net assets.  For certain of the underlying  Portfolios,  a portion of the  management  fee is being waived  and/or other  expenses are being  partially  reimbursed.
"N/A"  indicates  that no portion of the  management  fee and/or other  expenses is being waived  and/or  reimbursed.  Any footnotes about expenses appear after the list of all the  portfolios.  Those  portfolios  whose name includes the prefix "AST" are portfolios of American  Skandia Trust.  The underlying  mutual fund portfolio  information was provided by the underlying  mutual funds and has not been  independently  verified by us. See the prospectuses or statements of additional  information of the underlying  Portfolios for further details.  The current prospectus and statement of additional  information for the underlying  Portfolios can be obtained by calling 1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimbursement Expenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.29%          0.00%         1.29%          N/A         1.29%
  AST Scudder Japan 3                                 1.00%          0.36%          0.04%         1.40%          N/A         1.40%
  AST AIM International Equity                        0.87%          0.31%          0.04%         1.22%          N/A         1.22%
  AST American Century International Growth           1.00%          0.50%          0.00%         1.50%          N/A         1.50%
  AST MFS Global Equity 4                             1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST Kemper Small-Cap Growth                         0.95%          0.19%          0.03%         1.17%          N/A         1.17%
  AST Federated Aggressive Growth 3                   0.95%          0.23%          0.04%         1.22%          N/A         1.22%
  AST Lord Abbett Small Cap Value                     0.95%          0.29%          0.00%         1.24%          N/A         1.24%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST Janus Mid-Cap Growth 5                          1.00%          0.22%          0.04%         1.26%          N/A         1.26%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.23%          0.04%         1.17%          N/A         1.17%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.23%          0.12%         1.25%          N/A         1.25%
  AST Alger All-Cap Growth 6                          0.95%          0.22%          0.06%         1.23%          N/A         1.23%
  AST Gabelli All-Cap Value 3                         0.95%          0.23%          0.04%         1.22%          N/A         1.22%
  AST Kinetics Internet 3                             1.00%          0.23%          0.04%         1.27%          N/A         1.27%
  AST T. Rowe Price Natural Resources                 0.90%          0.26%          0.01%         1.17%          N/A         1.17%
  AST Alliance Growth                                 0.90%          0.21%          0.00%         1.11%          N/A         1.11%
  AST MFS Growth 4                                    0.90%          0.45%          0.00%         1.35%          N/A         1.35%
  AST Marsico Capital Growth                          0.90%          0.18%          0.04%         1.12%          N/A         1.12%
  AST JanCap Growth                                   0.90%          0.14%          0.01%         1.05%         0.04%        1.01%
  AST Sanford Bernstein Managed Index 500             0.60%          0.19%          0.00%         0.79%          N/A         0.79%
  AST Janus Strategic Value 3                         1.00%          0.23%          0.04%         1.27%          N/A         1.27%
  AST Cohen & Steers Realty                           1.00%          0.27%          0.02%         1.29%          N/A         1.29%
  AST American Century Income & Growth                0.75%          0.23%          0.00%         0.98%          N/A         0.98%
  AST Alliance Growth and Income                      0.75%          0.18%          0.08%         1.01%         0.01%        1.00%
  AST MFS Growth with Income 4                        0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.18%          0.04%         0.97%          N/A         0.97%
  AST AIM Balanced                                    0.74%          0.26%          0.02%         1.02%          N/A         1.02%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.22%          0.00%         1.07%          N/A         1.07%
  AST T. Rowe Price Global Bond                       0.80%          0.31%          0.00%         1.11%          N/A         1.11%
  AST Federated High Yield                            0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Lord Abbett Bond-Debenture 3                    0.80%          0.23%          0.04%         1.07%          N/A         1.07%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.21%          0.00%         0.86%          N/A         0.86%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.50%           0.00%        1.75%          N/A         1.75%

Wells Fargo Variable Trust:
  Equity Income                                       0.55%          0.37%          0.25%         1.17%         0.17%        1.00%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Fund
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimbursement Expenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.75%         0.78%          0.00%          1.53%         0.21%        1.32%
  Health Sciences                                      0.75%         2.11%          0.00%          2.86%         1.37%        1.49%
  Financial Services                                   0.75%         1.75%          0.00%          2.50%         1.09%        1.41%
  Telecommunications                                   0.75%         0.55%          0.00%          1.30%         0.02%        1.28%
  Dynamics                                             0.75%         1.53%          0.00%          2.28%         0.99%        1.29%

Evergreen Variable Annuity Trust:
  Global Leaders 7                                     0.95%         0.25%          0.00%          1.20%         0.19%        1.01%
  Special Equity 7                                     1.36%         2.35%          0.00%          3.71%         2.68%        1.03%

ProFund VP:
  Europe 30                                            0.75%         1.39%           0.25%         2.39%         0.61%        1.78%
  UltraSmall-Cap                                       0.75%         1.53%           0.25%         2.53%         0.83%        1.70%
  UltraOTC                                             0.75%         0.97%           0.25%         1.97%         0.32%        1.65%
  OTC                                                 0.75%          0.95%          0.25%         1.95%          N/A         1.95%
  Bear                                                0.75%          0.95%          0.25%         1.95%          N/A         1.95%
  Bull Plus                                           0.75%          0.95%          0.25%         1.95%          N/A         1.95%
  Biotechnology                                       0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Energy                                              0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Financial                                           0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Healthcare                                          0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Real Estate                                         0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Technology                                          0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Telecommunications                                  0.75%          1.00%          0.25%         2.00%          N/A         2.00%
  Utilities                                           0.75%          1.00%          0.25%         2.00%          N/A         2.00%

First Defined Portfolio Fund LLC:
  First Trust(R)10 Uncommon Values 8                   0.60%         144.82%         0.25%        145.67%       144.30%       1.37%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain  Portfolios until at least April 30, 2001. The caption "Total Annual Fund Operating  Expenses"  reflects the Portfolios' fees and expenses before such waivers and  reimbursements,  while the caption "Net Annual Fund Operating  Expenses"  reflects the effect of such waivers and reimbursements.
2        American  Skandia  Trust (the  "Trust")  adopted a  Distribution  Plan (the  "Distribution  Plan")  under Rule 12b-1 of the
     Investment  Company Act of 1940 to permit an affiliate of the Trust's  Investment  Manager to receive brokerage  commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these  commissions to promote the sale of shares of such  Portfolios.  While the brokerage  commission  rates and amounts paid by the various  Portfolios are not expected to increase as a result of the  Distribution  Plan,  the staff of the  Securities  and Exchange  Commission  takes the position that commission  amounts  received under the  Distribution  Plan should be reflected as  distribution  expenses of the
     Portfolios.  The Distribution Fee estimates are derived and annualized from data regarding  commission  amounts directed to the affiliate under the Distribution  Plan for the period ended December 31, 1999.  Although there is no maximum  commission amount allowable,  actual commission  amounts directed under the Distribution Plan will vary and the amounts directed during the first full fiscal year  of the Plan's operations may differ substantially from the annualized amounts listed in the above chart.
3        These  Portfolios  commenced  operations  in October 2000.  "Other  Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2000.
4        These  Portfolios  commenced  operations  on October 18, 1999.  "Other  Expenses"  are based on  estimated  amounts for the fiscal year ending December 31, 2000.
5        This Portfolio  commenced  operations on May 1, 2000.  "Other Expenses" are based on estimated  amounts for the fiscal year ending December 31, 2000.
6        This Portfolio  commenced  operations as of December 30, 1999.  "Other  Expenses" shown are based on estimated  amounts for the fiscal year ending December 31, 2000.
7        These  portfolios  commenced  operations  on  September  30, 1999.  Expenses  have been  estimated  based upon current fund contracts.
8        This  Portfolio  commenced  operations  in October  1999.  Included in the charge for Other  Expenses is a fee of 0.325% of average daily net assets paid to American  Skandia to reimburse it for  administrative  costs.  The  percentages  shown for the
     Portfolio  are based on  estimated  amounts for the current  fiscal year.  Actual  expenses may be greater or lesser than those shown. The investment  advisor has agreed to waive fees and reimburse  expenses through  September 30, 2001 in order to prevent
     Total Annual Portfolio Operating Expenses (excluding  brokerage expenses and extraordinary  expenses) from exceeding the amount shown above based on the average daily net asset value of the respective Portfolio.

EXPENSE EXAMPLES
These  examples  are  designed to assist you in  understanding  the various  costs and expenses you will incur with the Annuity over certain periods of time based on specific  assumptions.  The examples reflect expenses of our Sub-accounts,  as well as those of the underlying mutual fund portfolios.  The Securities and Exchange Commission ("SEC") requires these examples.

The examples shown assume that: (a) you only allocate  Account Value in the  Sub-accounts;  (b) the Insurance  Charge is assessed as
1.40% per year;  (c) the Annual  Maintenance  Fee (when  applicable)  is  reflected  as a charge  equal to 0.05% based on an assumed average  contract  size;  (d) you make no  withdrawals  of  Account  Value  during  the  period  shown;  (e) you make no  transfers, withdrawals,  surrender or other  transactions that we charge a fee for during the period shown; (f) no tax charge applies;  and (g)
the expenses  throughout the period for the underlying  mutual fund portfolios will be the "Net Annual Fund Operating  Expenses," as shown above in the section entitled "Underlying Mutual Fund Portfolio Annual Expenses."

These examples do not reflect the charge for either  optional  Death Benefit that is offered under the Annuity.  If you purchase the
Annuity  with an optional  Death  Benefit,  this charge is deducted on an annual  basis in arrears in addition to the amounts  shown below.  Please see the example of how we charge for the optional Death Benefits following these tables.

THE EXAMPLES ARE  ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE CONSIDERED A  REPRESENTATION  OF PAST OR FUTURE EXPENSES OF THE UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.
----------------------------------------------------------------------------------------------------------------------------------------
                                                                  Expense Examples
                                                 (amounts shown are rounded to the nearest dollar)
----------------------------------------------------------------------------------------------------------------------------------------
If your Account Value is $100,000 or higher, so that the Annual Maintenance Fee does not apply.

                                       ---------------------------------------------- ------- ----------------------------------------
                                       If you  surrender  your Annuity at the end of           If you do not surrender your Annuity
                                       the  applicable  time  period,  you would pay           at the end of the applicable time
                                       the   following    expenses   on   a   $1,000           period or begin taking annuity
                                       investment,  assuming  5%  annual  return  on           payments at such time, you would pay
                                       assets:                                                 the following expenses on a $1,000
                                                                                               investment, assuming 5% annual return
                                                                                               on assets:
                                       ---------------------------------------------- ------- ----------------------------------------

                                              After:                                            After:
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Founders Passport                          113        155       144        304               28         85        144        304
AST Scudder Japan                              114        158       149        314               29         88        149        314
AST AIM International Equity                   112        152       140        297               27         82        140        297
AST American Century International Growth      115        161       154        324               30         91        154        324
AST MFS Global Equity                          117        168       167        349               32         98        167        349
AST Kemper Small-Cap Growth                    111        151       138        293               26         81        138        293
AST Federated Aggressive Growth                112        152       140        297               27         82        140        297
AST Lord Abbett Small Cap Value                112        153       142        300               27         83        142        300
AST Gabelli Small-Cap Value                    111        149       135        287               26         79        135        287
AST Janus Mid-Cap Growth                       112        153       142        300               27         83        142        300
AST Neuberger Berman Mid-Cap Growth            111        151       138        293               26         81        138        293
AST Neuberger Berman Mid-Cap Value             112        153       142        300               27         83        142        300
AST Alger All-Cap Growth                       112        153       141        298               27         83        141        298
AST Gabelli All-Cap Value                      112        152       140        297               27         82        140        297
AST Kinetics Internet                          112        154       143        302               27         84        143        302
AST T. Rowe Price Natural Resources            111        151       138        293               26         81        138        293
AST Alliance Growth                            111        149       135        287               26         79        135        287
AST MFS Growth                                 113        156       147        310               28         86        147        310
AST Marsico Capital Growth                     111        149       135        287               26         79        135        287
AST JanCap Growth                              110        146       130        277               25         76        130        277
AST Sanford Bernstein Managed Index 500        107        139       118        254               22         69        118        254
AST Janus Strategic Value                      112        154       143        302               27         84        143        302
AST Cohen & Steers Realty                      113        155       144        304               28         85        144        304
AST American Century Income & Growth           109        145       128        273               24         75        128        273
AST Alliance Growth and Income                 110        146       129        275               25         76        129        275
AST MFS Growth with Income                     112        153       141        298               27         83        141        298
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

                                               After:                                           After:
----------------------------------------------------------------------------------------------------------------------------------------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST INVESCO Equity Income                      109        145       128        272               24         75        128        272
AST AIM Balanced                               110        146       130        277               25         76        130        277
AST American Century Strategic Balanced        111        149       134        285               26         79        134        285
AST T. Rowe Price Asset Allocation             110        148       133        282               25         78        133        282
AST T. Rowe Price Global Bond                  111        149       135        287               26         79        135        287
AST Federated High Yield                       109        144       126        269               24         74        126        269
AST Lord Abbett Bond-Debenture                 110        148       133        282               25         78        133        282
AST PIMCO Total Return Bond                    108        140       120        257               23         70        120        257
AST PIMCO Limited Maturity Bond                108        141       122        260               23         71        122        260
AST Money Market                               105        133       108        233               20         63        108        233

MV Emerging Markets                            117        168       167        349               32         98        167        349

WFVT Equity Income                             110        146       129        275               25         76        129        275

INVESCO VIF Technology                         113        155       145        307               28         85        145        307
INVESCO VIF Health Sciences                    115        161       154        324               30         91        154        324
INVESCO VIF Financial Services                 114        158       150        317               29         88        150        317
INVESCO VIF Telecommunications                 112        154       143        303               27         84        143        303
INVESCO VIF Dynamics                           113        155       144        304               28         85        144        304

Evergreen VA Global Leaders                    110        146       130        277               25         76        130        277
Evergreen VA Special Equity                    110        146       130        277               25         76        130        277

ProFund VP Europe 30                           118        170       169        352               33         100       169        352
ProFund VP UltraSmall-Cap                      117        167       164        343               32         97        164        343
ProFund VP UltraOTC                            116        165       162        339               31         95        162        339
ProFund VP OTC                                 119        174       176        366               34         104       176        366
ProFund VP Bear                                119        174       176        366               34         104       176        366
ProFund VP Bull Plus                           119        174       176        366               34         104       176        366
ProFund VP Biotechnology                       120        176       179        371               35         106       179        371
ProFund VP Energy                              120        176       179        371               35         106       179        371
ProFund VP Financial                           120        176       179        371               35         106       179        371
ProFund VP Healthcare                          120        176       179        371               35         106       179        371
ProFund VP Real Estate                         120        176       179        371               35         106       179        371
ProFund VP Technology                          120        176       179        371               35         106       179        371
ProFund VP Telecommunications                  120        176       179        371               35         106       179        371
ProFund VP Utilities                           120        176       179        371               35         106       179        371

First Trust(R)10 Uncommon Values                113        157       148        311               28         87        148        311
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

If your Account Value is less than $100,000, so that the Annual Maintenance Fee does apply.

                                       ---------------------------------------------- ------- ----------------------------------------
                                       If you  surrender  your Annuity at the end of           If you do not surrender your Annuity
                                       the  applicable  time  period,  you would pay           at the end of the applicable time
                                       the   following    expenses   on   a   $1,000           period or begin taking annuity
                                       investment,  assuming  5%  annual  return  on           payments at such time, you would pay
                                       assets:                                                 the following expenses on a $1,000
                                                                                               investment, assuming 5% annual return
                                                                                               on assets:
                                       ---------------------------------------------- ------- ----------------------------------------

                                               After:                                           After:
----------------------------------------------------------------------------------------------------------------------------------------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
AST Founders Passport                          113        156       147        310               28         86        147        310
AST Scudder Japan                              114        160       153        321               29         90        153        321
AST AIM International Equity                   113        155       144        304               28         85        144        304
AST American Century International Growth      115        163       158        331               30         93        158        331
AST MFS Global Equity                          118        170       170        354               33         100       170        354
AST Kemper Small-Cap Growth                    112        153       141        298               27         83        141        298
AST Federated Aggressive Growth                113        155       144        304               28         85        144        304
AST Lord Abbett Small Cap Value                113        155       145        306               28         85        145        306
AST Gabelli Small-Cap Value                    111        151       138        293               26         81        138        293
AST Janus Mid-Cap Growth                       113        156       146        308               28         86        146        308
AST Neuberger Berman Mid-Cap Growth            112        153       141        298               27         83        141        298
AST Neuberger Berman Mid-Cap Value             113        155       145        307               28         85        145        307
AST Alger All-Cap Growth                       113        155       144        304               28         85        144        304
AST Gabelli All-Cap Value                      113        155       144        304               28         85        144        304
AST Kinetics Internet                          113        156       146        308               28         86        146        308
AST T. Rowe Price Natural Resources            112        153       141        298               27         83        141        298
AST Alliance Growth                            111        151       138        293               26         81        138        293
AST MFS Growth                                 114        158       150        317               29         88        150        317
AST Marsico Capital Growth                     112        152       139        294               27         82        139        294
AST JanCap Growth                              110        148       133        283               25         78        133        283
AST Sanford Bernstein Managed Index 500        108        141       122        260               23         71        122        260
AST Janus Strategic Value                      113        156       146        308               28         86        146        308
AST Cohen & Steers Realty                      113        156       147        310               28         86        147        310
AST American Century Income & Growth           110        147       132        280               25         77        132        280
AST Alliance Growth and Income                 110        147       132        280               25         77        132        280
AST MFS Growth with Income                     113        155       144        304               28         85        144        304
AST INVESCO Equity Income                      110        147       131        278               25         77        131        278
AST AIM Balanced                               110        148       133        283               25         78        133        283
AST American Century Strategic Balanced        111        151       138        291               26         81        138        291
AST T. Rowe Price Asset Allocation             111        150       136        288               26         80        136        288
AST T. Rowe Price Global Bond                  111        151       138        293               26         81        138        293
AST Federated High Yield                       110        146       130        276               25         76        130        276
AST Lord Abbett Bond-Debenture                 111        150       136        288               26         80        136        288
AST PIMCO Total Return Bond                    108        142       123        263               23         72        123        263
AST PIMCO Limited Maturity Bond                109        143       125        267               24         73        125        267
AST Money Market                               106        135       112        240               21         65        112        240

MV Emerging Markets                            118        170       170        354               33         100       170        354

WFVT Equity Income                             110        147       132        280               25         77        132        280

INVESCO VIF Technology                         114        158       149        314               29         88        149        314
INVESCO VIF Health Sciences                    115        162       157        329               30         92        157        329
INVESCO VIF Financial Services                 114        160       153        321               29         90        153        321
INVESCO VIF Telecommunications                 113        156       147        310               28         86        147        310
INVESCO VIF Dynamics                           113        156       147        310               28         86        147        310
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

After:                                                                                 After:
----------------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Sub-Account:                                 1 Year    3 Years    5 Years   10 Years          1 Year     3 Years    5 Years   10 Years
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------
Evergreen VA Global Leaders                    110        148       133        283               25         78        133        283
Evergreen VA Special Equity                    111        149       134        285               26         79        134        285

ProFund VP Europe 30                           118        171       171        357               33         101       171        357
ProFund VP UltraSmall-Cap                      117        169       168        350               32         99        168        350
ProFund VP UltraOTC                            117        167       165        345               32         97        165        345
ProFund VP OTC                                 120        177       181        375               35         107       181        375
ProFund VP Bear                                120        177       181        375               35         107       181        375
ProFund VP Bull Plus                           120        177       181        375               35         107       181        375
ProFund VP Biotechnology                       121        179       183        379               36         109       183        379
ProFund VP Energy                              121        179       183        379               36         109       183        379
ProFund VP Financial                           121        179       183        379               36         109       183        379
ProFund VP Healthcare                          121        179       183        379               36         109       183        379
ProFund VP Real Estate                         121        179       183        379               36         109       183        379
ProFund VP Technology                          121        179       183        379               36         109       183        379
ProFund VP Telecommunications                  121        179       183        379               36         109       183        379
ProFund VP Utilities                           121        179       183        379               36         109       183        379

First Trust(R)10 Uncommon Values                114        159       151        318               29         89        151        318
-------------------------------------------- --------- ---------- --------- ---------- ------ ---------- ---------- --------- ----------

Expenses For Optional Death Benefits

Enhanced Beneficiary Protection Death Benefit
If you purchase the  Enhanced  Beneficiary  Protection  Optional  Death  Benefit,  an annual  charge of 0.25% is deducted  from your
Annuity's  Account Value. The charge will be based on the Account Value of the Sub-accounts and any Fixed Allocations as of the date the charge is deducted.  Below is an example of how the charge for the Optional Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500

Cost of Optional Death Benefit      0.25% X $12,500 = $31.25 per year

Since charges for the Optional  Death Benefit are  determined  based on a percentage  of Account  Value,  you will pay more for this benefit if your  Account  Value  increases.  The value of the  Optional  Death  Benefit  will also  increase  as the  Account  Value increases.  However,  the Optional Death Benefit is also subject to a maximum  benefit.  See the section  entitled  "Optional  Death
Benefits" for a description of the Enhanced Beneficiary Protection Optional Death Benefit.

Guaranteed Minimum Death Benefit
If you purchase the  Guaranteed  Minimum Death  Benefit,  an annual charge of 0.30% is deducted from your  Annuity's  Account Value.
The charge will be based on the current  Death  Benefit  under the  Guaranteed  Minimum  Death  Benefit as of the date the charge is deducted.  Below is an example of how the charge for the Guaranteed Minimum Death Benefit is calculated.

Initial Purchase Payment:           $10,000
Account Value on
  Anniversary of Issue Date:        $12,500
Current Death Benefit:              $13,000

Cost of Optional Death Benefit      0.30% X Current Death Benefit = $39.00 per year

The charge for optional Death  Benefits is deducted in addition to the Insurance  Charge which is deducted on a daily basis from the
Account  Value  allocated  to the  Sub-accounts.  The  charge  for the  optional  Death  Benefits  is  deducted  in  arrears on each anniversary  of the Issue Date of the Annuity or, if you terminate  the optional  Death  Benefit or surrender  your Annuity,  on the date the termination or surrender is effective.

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment  option is a Class 1 Sub-account of American  Skandia Life Assurance  Corporation  Variable Account B (see
"What are Separate  Accounts" for more detailed  information.)  Each Sub-account  invests  exclusively in one Portfolio.  You should carefully  read the  prospectus  for any  Portfolio  in  which  you are  interested.  The  following  chart  classifies  each of the
Portfolios  based on our  assessment  of their  investment  style (as of the date of this  Prospectus).  The chart  also  provides a description of each Portfolio's  investment  objective (in italics) and a short, summary description of their key policies to assist you in determining  which  Portfolios  may be of interest to you.  There is no guarantee  that any underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the description.  Those portfolios whose name includes the prefix "AST" are portfolios of American  Skandia Trust.  The investment  manager for AST is American  Skandia  Investment  Services,
Incorporated  ("ASISI"),  an affiliated company of American Skandia.  However, a sub-advisor,  as noted below, is engaged to conduct day-to-day investment decisions.

Some of the Portfolios  available as  Sub-accounts  under the Annuity are managed by the same portfolio  advisor or sub-advisor as a retail  mutual fund that the Portfolio may have been modeled after at the  Portfolio's  inception.  Certain  retail mutual funds may also have been modeled after a Portfolio.  While the investment  objective and policies of the funds may be  substantially  similar, the actual  investments  made by the funds will  differ to  varying  degrees.  Differences  in the  performance  of the funds can be expected,  and in some cases could be substantial.  Details about the investment objectives,  policies,  risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds.

Please refer to Appendix B for certain required financial information related to the historical performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average       J.P. Morgan
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective  Investment Management
                    maturities of not more than 397 days.                                                                     Inc.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
       BOND
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
                    ------------------- ------------------------------------------------------------------------------------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    government  bonds.  The Portfolio  will invest at least 65% of its total assets in bonds issued or guaranteed by the U.S. or foreign governments or their agencies and by foreign  authorities,
                    provinces and  municipalities.  Corporate bonds may also be purchased.  The  Sub-advisor  bases      T. Rowe Price
   GLOBAL BOND      its investment  decisions on fundamental  market factors,  currency trends, and credit quality.   International, Inc.
                    The Portfolio generally invests in countries where the combination of fixed-income  returns and currency  exchange rates appears  attractive,  or, if the currency trend is unfavorable,  where the  Sub-advisor  believes  that  the  currency  risk can be  minimized  through  hedging.  The
                    Portfolio may also invest up to 20% of its assets in the  aggregate in below  investment-grade, high-risk bonds ("junk bonds").
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of
     BALANCED       capital and debt securities for income purposes.
                        ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio  Wells Fargo Bank, N.A.
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues
  EQUITY INCOME     of companies with market capitalizations greater than the median of the Russell 1000 Index.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
                    The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
                    stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
                    Portfolio's  assets invested in securities that are selling at reasonable prices in relation to     Management L.P.
 GROWTH
   &
 INCOME             their  value.  The stocks  that the  Portfolio  will  normally  invest in are those of seasoned companies that are expected to show above-average  growth and that the Sub-advisor believes are in sound financial condition.
                    ------------------- ------------------------------------------------------------------------------------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary
                    objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital     American Century
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer        Investment
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique     Management, Inc.
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500
                    Index without taking on significant  additional risk and while  attempting to create a dividend yield that will be greater than the S&P 500 Index.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with Income:  seeks reasonable  current income and long-term  capital growth and income.  Under  normal  market  conditions,  the  Portfolio  invests  at least 65% of its total
                    assets  in  common  stocks  and  related  securities,  such as  preferred  stocks,  convertible      Massachusetts
                    securities and depositary  receipts.  The stocks in which the Portfolio  invests generally will    Financial Services
                    pay  dividends.  While the  Portfolio  may  invest in  companies  of any  size,  the  Portfolio         Company
                    generally  focuses  on  companies  with  larger  market  capitalizations  that the  Sub-advisor believes have  sustainable  growth  prospects and  attractive  valuations  based on current and expected  earnings  or cash  flow.  The  Portfolio  may  invest up to 20% of its net  assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen & Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Sanford  Bernstein  Managed Index 500 (f/k/a AST Bankers Trust Managed Index 500): seeks to outperform  the  Standard & Poor's 500  Composite  Stock Price  Index (the "S&P 500(R)")  through stock selection  resulting in different  weightings of common stocks relative to the index. The
                    Portfolio  will invest  primarily in the common  stocks of companies  included in the S&P 500(R).
                    In seeking to  outperform  the S&P 500,  the  Sub-advisor  starts  with a  portfolio  of stocks
  MANAGED INDEX     representative  of the holdings of the index.  It then uses a set of  fundamental  quantitative   Sanford C. Bernstein
                    criteria  that are designed to indicate  whether a particular  stock will  predictably  perform       & Co., Inc.
                    better or worse than the S&P 500. Based on these criteria,  the Sub-advisor  determines whether the  Portfolio  should  over-weight,  under-weight  or hold a  neutral  position  in the  stock relative  to the  proportion  of the S&P 500  that  the  stock  represents.  In  addition,  the
                    Sub-advisor  also  may  determine  that  based on the  quantitative  criteria,  certain  equity securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance Growth (f/k/a AST Oppenheimer  Large-Cap Growth):  seeks long-term capital growth.
                    The  Portfolio  invests at least 85% of its total assets in the equity  securities of a limited
                    number of large,  carefully  selected,  high-quality  U.S.  companies that are judged likely to     Alliance Capital
                    achieve superior  earnings growth.  Normally,  about 40-60 companies will be represented in the     Management L.P.
                    Portfolio,  with the 25 companies most highly regarded by the Sub-advisor usually  constituting approximately  70% of the  Portfolio's  net  assets.  An  emphasis  is  placed  on  identifying companies whose substantially above average prospective  earnings growth is not fully reflected in current market valuations.
    LARGE CAP
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor then looks for individual  companies with earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
NATURAL RESOURCES   invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior exploration programs and production facilities, and the potential to accumulate new resources.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
                    the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies        Fred Alger
                    of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on     Management, Inc.
                    the Sub-advisor's assessment of particular companies and market conditions.
      ALL-CAP
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
                    smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be recognized by the market at large.
  MID-CAP EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Dynamics:  seeks  securities that will increase in value over the long term.  The  Portfolio  invests in a variety of  securities  which are believed to present  opportunities for capital growth - primarily common stocks of companies traded on U.S.
                    securities exchanges,  as well as over-the-counter.  The Portfolio also may invest in preferred
                    stocks and debt instruments  that are convertible into common stocks,  as well as in securities   INVESCO Funds Group,
                    of foreign  companies.  In  general,  the  Portfolio  invests in  securities  of  companies  in           Inc.
                    industries  that are growing  globally  and usually  avoids  stocks of  companies  in cyclical, mature or slow-growing  industries or economic sectors. The Portfolio seeks to invest in stocks of leading  companies  in  attractive  markets or  industries,  or emerging  leaders  that have developed a new competitive advantage.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.
    SMALL CAP
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kemper  Small-Cap  Growth:  seeks  maximum  growth of  investors'  capital from a portfolio primarily of growth stocks of smaller  companies.  At least 65% of the Portfolio's total assets normally will be invested in the equity securities of smaller  companies,  i.e., those having a
                    market  capitalization  of $1.5 billion or less at the time of investment,  many of which would      Scudder Kemper
                    be in the  early  stages  of their  life  cycle.  The  Portfolio  seeks  attractive  areas  for    Investments, Inc.
                    investment that arise from factors such as technological  advances,  new marketing methods, and changes in the economy and population.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett Small Cap Value:  seeks  long-term  capital  appreciation.  The Portfolio  will seek its objective through  investments  primarily in equity securities that are believed to be undervalued in the marketplace.  The Portfolio  primarily seeks companies that are small-sized, based on the value of their outstanding stock.  Specifically,  under normal  circumstances,  at
                    least 65% of the Portfolio's  total assets will be invested in common stocks issued by smaller,    Lord, Abbett & Co.
                    less well-known  companies (with market  capitalizations  of less than $2 billion)  selected on the basis of fundamental investment analysis.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return greater  than  broad  stock  market  indices  such as the  Russell  2000(R)Index  by  investing
                    principally  in  a  diversified   portfolio  of  common  stocks  of  domestic  companies.   The
                    Portfolio's  investment advisor  principally chooses companies which it expects will experience   Meridian Investment
                    growth in earnings and price,  and which have small market  capitalizations  (under $1 billion)         Company
                    and medium market  capitalizations  (between $1 billion and $5 billion). The Portfolio may also invest in companies that have large market capitalizations (over $5 billion).
                    ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests at least 65% of its assets in a diversified  portfolio of U.S. and
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the     Evergreen Asset
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     Management Corp.
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST AIM International  Equity:  seeks capital growth. The Portfolio seeks to meet its objective by investing,  normally,  at least 70% of its assets in marketable equity securities of foreign
                    companies that are listed on a recognized  foreign  securities  exchange or traded in a foreign      A I M Capital
                    over-the-counter  market.  The Portfolio will normally  invest in a diversified  portfolio that     Management, Inc.
                    includes  companies  from at least  four  countries  outside  the  United  States,  emphasizing countries of Western Europe and the Pacific Basin.
  INTER-NATIONAL
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual revenues of $1 billion or less.  These  securities may represent  companies in both established
                    and emerging  economies  throughout  the world.  At least 65% of the  Portfolio's  total assets      Founders Asset
                    normally  will be invested in foreign  securities  representing  a minimum of three  countries.      Management LLC
                    Foreign securities are generally  considered to involve more risk than those of U.S. companies, and  securities  of smaller  companies  are  generally  considered  to be riskier than those of larger companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the ProFunds  Europe 30 Index.  The ProFunds  Europe 30 Index ("PEI") is a combined  measure of
                    European stock performance  created by the investment advisor from the leading stock indexes of
                    Europe's three largest  economies  giving equal weight to each index each day. The PEI averages the daily results of The Financial  Times Stock Exchange 100, The Deutsche  Aktienindex and the
                    CAC-40.  The Portfolio  principally  invests in futures  contracts on stock indexes and options   ProFund Advisors LLC
                    on futures  contracts  and  financial  instruments  such as equity  caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization,  widely  traded,  European
                    stocks.  The  Portfolio  invests  in  financial   instruments  with  values  that  reflect  the
                    performance of stocks of European companies.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery Variable Series - Emerging Markets:  seeks capital appreciation,  which under normal
                    conditions  it seeks by  investing  at least 65% of its total  assets in equity  securities  of     Montgomery Asset
 EMERGING MARKETS   companies in countries  having  emerging  markets.  Under normal  conditions,  investments  are     Management, LLC
                    maintained  in at least  six  emerging  market  countries  at all times and no more than 25% of total assets are invested in any one emerging market country.
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Please read the  prospectus for the  Portfolios  for further  details about the risks of the particular  sector of the economy.  Each  ProFunds  VP sector  Portfolio  will  concentrate  its  investments  in a  particular  industry or group of  industries  to approximately the same extent the applicable Index is so concentrated.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign
                    companies  that  are  engaged  in  the  Internet  and  Internet-related  activities.  Portfolio      Kinetics Asset
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the     Management, Inc.
                    development of hardware, software and telecommunications  solutions that enable the transaction of business on the Internet by  individuals  and  companies,  as well as  companies  that offer
      SECTOR        products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies involved  in  the  financial  services  sector.  This  sector  includes,  among  others,  banks
                    (regional  and  money-centers),   insurance  companies  (life,   property  and  casualty,   and   INVESCO Funds Group,
                    multiline),  and investment and miscellaneous industries (asset managers,  brokerage firms, and           Inc.
                    government-sponsored  agencies).  The investment  advisor seeks companies which it believes can grow their  revenues  and  earnings  regardless  of the interest  rate  environment  - although securities prices of financial services companies generally are interest rate-sensitive.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  at least 80% of its  assets in the  equity  securities  of  companies  that develop,  produce or distribute  products or services  related to health care. These industries
                    include,  but are not limited to, medical equipment or supplies,  pharmaceuticals,  health care   INVESCO Funds Group,
                    facilities,  and applied  research and development of new products or services.  The investment           Inc.
                    advisor attempts to blend well-established  healthcare firms with faster-growing,  more dynamic health  care  companies,  which have new  products  or are  increasing  their  market  share of existing products.
      SECTOR
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio normally  invests at least 80% of its assets in the equity  securities of companies  engaged in
                    technology-related   industries.  These  include,  but  are  not  limited  to,  communications,   INVESCO Funds Group,
                    computers,  video, electronics,  oceanography,  office and factory automation,  and robotics. A           Inc.
                    core portion of the Portfolio's  holdings are invested in market-leading  technology  companies which the investment  advisor  believes will maintain or improve their market share  regardless of overall conditions.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  normally  invests at least 80% of its assets in the equity  securities  of companies that are primarily engaged in the design, development,  manufacture,  distribution,  or sale of
                    communications  services  and  equipment,  and  companies  that  are  involved  in  developing,   INVESCO Funds Group,
                    constructing,  or operating communications  infrastructure projects throughout the world, or in           Inc.
                    supplying  equipment or services to such  companies.  The  telecommunications  sector  includes companies that offer telephone services,  wireless  communications,  satellite  communications, television  and movie  programming  and  broadcasting.  Normally,  the Portfolio will invest at least 65% of its assets in companies  located in at least three different  countries,  although
                    U.S. issuers will often dominate the holdings.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Biotechnology:  seeks daily  investment  results that correspond to the performance of the Dow Jones U.S.  Biotechnology  Index  ("Index").  The Index measures the  performance of
                    the biotechnology  sector of the U.S. equity market.  The Portfolio invests primarily in equity   ProFund Advisors LLC
                    securities of, or in instruments that provide exposure to,  biotechnology  companies engaged in genetic research,  and/or the marketing and development of recombinant DNA products.  Companies represented  in this  sector  may  include  companies  that may be newly  formed  and that have relatively small market capitalizations.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Energy:  seeks daily  investment  results that  correspond to the performance of the
                    Dow Jones U.S.  Energy  Sector  Index  ("Index").  The Index  measures the  performance  of the
                    energy sector of the U.S. equity market.  The Portfolio  invests primarily in equity securities   ProFund Advisors LLC
                    of, or in instruments  that provide  exposure to, energy  companies  engaged in the business of oil equipment and services, oil-major, oil-secondary and pipelines.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Financial:  seeks daily  investment  results that  correspond to the  performance of the Dow Jones U.S.  Financial  Sector Index  ("Index").  The Index measures the  performance of the financial  economic sector of the U.S. equity market.  The Portfolio  invests  primarily in equity  securities  of,  or  in  instruments  that  provide  exposure  to,  financial  services
                    companies,  including regional banks, major international banks, insurance companies, companies   ProFund Advisors LLC
                    that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing companies,  mortgage lenders,  investment  advisors,  savings and loans, savings banks, thrifts,  building  associations  and  societies,  credit  unions,  securities  broker-dealers, including investment banks and merchant banks, online brokers,  publicly traded stock exchanges and specialty finance companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Healthcare:  seeks daily  investment  results that  correspond to the performance of the Dow Jones U.S.  Healthcare  Sector Index  ("Index").  The Index measures the performance of the healthcare  sector of the U.S.  equity market.  The Portfolio  invests  primarily in equity
                    securities  of,  or  in  instruments   that  provide   exposure  to,  health  care   providers,   ProFund Advisors LLC
                    biotechnology  companies and  manufacturers of medical  supplies,  advanced medical devices and pharmaceuticals.
      SECTOR
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Real Estate:  seeks daily  investment  results that correspond to the performance of the Dow Jones U.S.  Real Estate Index  ("Index").  The Index  measures the  performance  of the real estate  industry  sector of the U.S.  equity market.  The Portfolio  invests  primarily in
                    equity  securities of, or in instruments  that provide  exposure to, hotel and resort companies   ProFund Advisors LLC
                    and real  estate  investment  trusts  (REITs)  that  invest in  apartments,  office  and retail properties.  REITs are passive  investment  vehicles that invest primarily in  income-producing real estate or real estate related loans or interests.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Technology:  seeks daily  investment  results that  correspond to the performance of the Dow Jones U.S.  Technology  Sector Index  ("Index").  The Index measures the performance of the technology  sector of the U.S.  equity market.  The Portfolio  invests  primarily in equity
                    securities  of,  or in  instruments  that  provide  exposure  to,  companies  involved  in  the   ProFund Advisors LLC
                    development and production of technology  products,  including  computer hardware and software, telecommunications  equipment,  microcomputer  components,  integrated  computer  circuits  and office equipment utilizing technology.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Telecommunications:   seeks  daily  investment  results  that  correspond  to  the performance  of the Dow  Jones  U.S.  Telecommunications  Sector  Index  ("Index").  The  Index
                    measures the  performance  of the  telecommunications  sector of the U.S.  equity  market.  The
                    Portfolio  invests  primarily in equity  securities of, or in instruments that provide exposure   ProFund Advisors LLC
                    to,   telecommunications   companies   including   fixed  line   communications   and  wireless
                    communications.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Utilities:  seeks daily  investment  results that  correspond to the  performance of the Dow Jones U.S.  Utilities  Sector Index  ("Index").  The Index measures the  performance of
                    the utilities  sector of the U.S.  equity  market.  The Portfolio  invests  primarily in equity   ProFund Advisors LLC
                    securities  of, or in  instruments  that provide  exposure  to,  utility  companies,  including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the
     STRATEGY       greatest  potential for capital  appreciation  during the next year.  The stock  selection date   First Trust Advisors
                    for the  Portfolio is on or about July 1st of each year.  The holdings for the  Portfolio  will           L.P.
                    be  adjusted  annually  on or  about  July 1st in  accordance  with the  selections  of  Lehman
                    Brothers.  At that time,  the percentage  relationship  among the shares of each issuer held by the  Portfolio  is  established.  Through  the next  one-year  period that  percentage  will be maintained as closely as practicable  when the Portfolio makes  subsequent  purchases and sales of the securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP Bear,  Bull Plus,  OTC,  UltraOTC and  UltraSmall-Cap  portfolios are available to all Owners.  It is recommended  that only those Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation  strategies  invest in these portfolios. There can be no assurance that any financial advisor will successfully predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
                    ProFund VP Bear:  seeks daily investment  results that correspond to the inverse  (opposite) of the  performance  of the S&P 500(R)Index.  The S&P 500(R)Index is  comprised  of diverse,  widely traded,  large  capitalization  companies.  If the  Portfolio  is  successful  in  meeting  its
                    objective,  it should  increase in value in direct  proportion  to any decrease in the level of   ProFund Advisors LLC
                    the S&P 500(R)Index.  Conversely,  its value will decrease in direct  proportion to any increase in the level of the S&P 500(R)Index.
   STRATEGIC OR
     TACTICAL
   ALLOCA-TION
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull Plus:  seeks daily  investment  results that correspond to one and a half times
                    (150%) the  performance  of the S&P(R)500 Index.  The S&P 500(R)Index is  comprised  of  diverse, widely traded,  large capitalization  companies.  If the Portfolio is successful in meeting its
                    objective,  it should  gain  approximately  one and a half  times as much as the S&P 500(R)Index   ProFund Advisors LLC
                    when the prices of the  securities  in the S&P 500(R)Index rise on a given day and should  lose approximately one and a half times as much when such prices decline on a given day.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP OTC:  seeks daily  investment  results that  correspond  to the  performance  of the
                    NASDAQ  100  Index(TM).  The  NASDAQ 100 Index(TM)is  comprised  primarily  of large  capitalization   ProFund Advisors LLC
                    companies,  most with a technology  or growth  orientation.  If the  Portfolio is successful in meeting its  objective,  it should  increase or decrease in value in direct  proportion  to any increase or decrease in value of the NASDAQ 100 Index(TM).
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraOTC:  seeks daily  investment  results  that  correspond  to twice  (200%) the performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to  twice  (200%)  the  performance  of the  Russell  2000(R)Index.  The  Portfolio principally  invests in futures contracts on stock indexes and options on futures contracts and
                    financial instruments such as equity caps, collars,  floors and options on securities and stock   ProFund Advisors LLC
                    indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill  Companies,  Inc. and have been licensed for use by American Skandia Investment Services,  Incorporated.  The Portfolio is not sponsored,  endorsed,  sold or promoted by Standard & Poor's and  Standard & Poor's  makes no  representation  regarding  the  advisability  of investing in the
Portfolio.

The First Trust(R)10 Uncommon Values  portfolio is not sponsored or created by Lehman  Brothers,  Inc.  ("Lehman  Brothers").  Lehman
Brothers' only  relationship  to First Trust is the licensing of certain  trademarks  and trade names of Lehman  Brothers and of the
"10 Uncommon  Values" which is  determined,  composed and calculated by Lehman  Brothers  without regard to First Trust or the First
Trust(R)10 Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP, other than the  licensing of the Dow Jones sector  indices and its service marks for use in  connection  with the ProFunds VP. The ProFunds VP are not  sponsored,  endorsed,  sold, or promoted by Standard & Poor's or NASDAQ,  and neither  Standard & Poor's nor NASDAQ  makes any  representations  regarding  the  advisability  of investing in the
ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We offer  fixed  investment  options of  different  durations  during the  accumulation  phase.  These  "Fixed  Allocations"  earn a guaranteed  fixed rate of interest for a specified  period of time,  called the "Guarantee  Period." In most states,  we offer Fixed
Allocations  with  Guarantee  Periods of 1, 2, 3, 5, 7 and 10 years.  We guarantee the fixed rate for the entire  Guarantee  Period.
However,  if you  withdraw  or transfer  Account  Value  before the end of the  Guarantee  Period,  we will adjust the value of your withdrawal or transfer based on a formula,  called a "Market Value  Adjustment."  The Market Value Adjustment can either be positive or negative,  depending on the movement of applicable  interest rates payable on Strips of the  appropriate  duration.  Please refer to the section  entitled "How does the Market Value  Adjustment  Work?" for a description  of the formula along with examples of how it is calculated.  You may allocate Account Value to more than one Fixed Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred  Sales Charge:  We may assess a Contingent  Deferred Sales Charge or CDSC if you surrender your Annuity or when you make a partial  withdrawal.  The CDSC is  calculated as a percentage of your  Purchase  Payment being  surrendered  or withdrawn during the applicable  Annuity Year. The amount of the CDSC  decreases over time,  measured from the Issue Date of the Annuity.  The
CDSC percentages are shown below.

                           ------------------ ------------- ------------- ------------ ------------- -------------

                           YEARS                   1             2             3            4             5+
                           ------------------ ------------- ------------- ------------ ------------- -------------

                           CHARGE (%)             8.5%          8.0%         7.0%          6.0%          0.0%
                           ------------------ ------------- ------------- ------------ ------------- -------------

The CDSC  period is based on the Issue Date of the  Annuity,  not on the date each  Purchase  Payment  is  applied  to the  Annuity.
Purchase  Payments  applied  to the  Annuity  after the Issue  Date do not have  their own CDSC  period.  During  the first four (4)
Annuity  Years,  under certain  circumstances  you can withdraw a limited  amount of Account Value  without  paying a CDSC.  This is referred to as a "Free  Withdrawal."  After four (4)  complete  Annuity  Years,  you can  surrender  your  Annuity or make a partial withdrawal without a CDSC being deducted from the amount being withdrawn.

We may  waive  the CDSC  under  certain  medically-related  circumstances  or when  taking a Minimum  Distribution  from an  Annuity purchased as a "qualified"  investment.  Free Withdrawals,  Medically-Related  Waivers and Minimum  Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Exceptions to the Contingent Deferred Sales Charge
We do not apply the CDSC  provision  on  Annuities  owned by:  (a) any parent  company,  affiliate  or  subsidiary  of ours;  (b) an
officer,  director,  employee,  retiree,  sales  representative,  or  in  the  case  of  an  affiliated  broker-dealer,   registered
representative  of such  company;  (c) a director,  officer or trustee of any  underlying  mutual fund;  (d) a director,  officer or employee of any investment manager,  sub-advisor,  transfer agent,  custodian,  auditing,  legal or administrative services provider that is providing investment management,  advisory, transfer agency,  custodianship,  auditing, legal and/or administrative services to an underlying  mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative  of a broker-dealer  or  insurance  agency that has a then current  selling  agreement  with us and/or with  American  Skandia  Marketing,
Incorporated;  (f) a director,  officer,  employee or authorized  representative  of any firm  providing us or our  affiliates  with regular legal, actuarial, auditing,  underwriting,  claims,  administrative,  computer support, marketing, office or other services;
(g) the then  current  spouse of any such person noted in (b) through  (f),  above;  (h) the parents of any such person noted in (b)
through (g),  above;  (i) the child(ren) or other legal  dependent  under the age of 21 of any such person noted in (b) through (h);
and (j) the siblings of any such persons noted in (b) through (h) above.

Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00
or 2% of your Account Value invested in the variable  investment  options,  whichever is less. This fee will be deducted annually on the  anniversary  of the Issue Date of your Annuity or, if you surrender  your Annuity  during the Annuity Year, the fee is deducted at the time of  surrender.  Currently,  the Annual  Maintenance  Fee is only deducted if your Account Value is less than $100,000 on the anniversary of the Issue Date or at the time of surrender.  We may increase the Annual  Maintenance Fee.  However,  any increase will only apply to Annuities issued after the date of the increase.

Optional  Death  Benefits:  If you elect to purchase  either  optional  Death  Benefit,  we will deduct the annual  charge from your
Account Value on the anniversary of your Annuity's Issue Date or, under certain  circumstances  on a date other than the anniversary date.  Under certain  circumstances,  we may deduct a pro-rata  portion of the annual charge for the optional Death Benefit.  Please refer to the section entitled "Death Benefit" for a description of the charge for each optional Death Benefit.

Transfer  Fee:  Currently,  you may make twenty (20) free  transfers  between  investment  options each Annuity Year. We will charge
$10.00 for each  transfer  after the  twentieth in each Annuity  Year.  We do not consider  transfers  made as part of a dollar cost averaging  program when we count the twenty free  transfers.  Transfers made as part of a rebalancing,  market timing or third party investment  advisory  service will be subject to the  twenty-transfer  limit.  However,  all transfers  made on the same day will be treated as one (1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its  Guarantee  Period
are not  subject  to the  Transfer  Fee and are not  counted  toward  the twenty  free  transfers.  We may reduce the number of free transfers  allowable  each  Annuity  Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of electronic  means to transmit  your  transfer  requests.  We may  eliminate  the  Transfer  Fee for  transfer  requests  transmitted electronically or through other means that reduce our processing costs.

Tax  Charges:  Several  states and some  municipalities  charge  premium  taxes or similar  taxes.  The amount of tax will vary from jurisdiction  to  jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%. We generally will deduct the amount of tax payable at the time the tax is imposed,  but may also decide to deduct tax charges from each  Purchase  Payment at the time of a withdrawal  or surrender of your Annuity or at the time you elect to begin  receiving  annuity  payments.  We may assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE VARIABLE INVESTMENT OPTIONS?

Insurance  Charge:  We deduct an Insurance Charge daily against the average daily assets allocated to the  Sub-accounts.  The charge is equal to 1.40% on an annual basis.  The Insurance  Charge is intended to compensate  American Skandia for providing the insurance benefits under the Annuity,  including the Annuity's  basic death benefit that provides  guaranteed  benefits to your  beneficiaries even if the market declines and the risk that persons we guarantee  annuity payments to will live longer than our  assumptions.  The charge also covers  administrative  costs  associated with providing the Annuity  benefits,  including  preparation of the contract, confirmation  statements,  annual  account  statements and annual  reports,  legal and  accounting  fees as well as various  related expenses.  Finally,  the charge covers the risk that our assumptions about the administrative and non-mortality  expenses under this
Annuity are incorrect.  We may increase the portion of the Insurance Charge for  administrative  costs.  However,  any increase will only apply to Annuities issued after the date of the increase.

American  Skandia may make a profit on the Insurance  Charge if, over time,  the actual cost of providing the  guaranteed  insurance obligations  under the Annuity are less than the amount we deduct for the  Insurance  Charge.  To the extent we make a profit on the
Insurance  Charge,  such profit may be used for any other  corporate  purpose,  including  payment of other  expenses  that American
Skandia incurs in distributing, issuing and administering the Annuity.

The Insurance  Charge is not deducted  against  assets  allocated to a fixed  investment  option.  However,  the amount we credit to
Fixed Allocations may also reflect similar assumptions about the insurance guarantees provide to Contract Owners under the Annuity.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges directly  against the Portfolios.  However,  each Portfolio  charges a total annual fee comprised of an investment  management  fee,  operating  expenses  and any  distribution  and service  (12b-1)  fees that may apply.  More  detailed information  about fees and charges can be found in the  prospectuses  for the Portfolios.  Please also see "Service Fees Payable by
Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted when determining the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge against Account Value allocated to the  Sub-accounts,  we also take into  consideration mortality, expense,  administration,  profit and other factors in determining the interest rates we credit to Fixed Allocations. Any
CDSC or Tax Charge  applies to  amounts  that are taken from the  variable  investment  options or the Fixed  Allocations.  A Market
Value Adjustment may also apply to transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain states a tax is due if and when you exercise your right to receive  periodic  annuity  payments.  The amount payable will depend on the applicable  jurisdiction  and on the annuity  payment  option you select.  If you select a fixed payment  option,  the amount of each fixed payment will depend on the Account  Value of your Annuity when you elected to  annuitize.  There is no specific charge  deducted  from these  payments;  however,  the amount of each  annuity  payment  reflects  assumptions  about our  insurance expenses.  If you select a variable  payment option that we may offer,  then the amount of your benefits will reflect changes in the value of your Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate  certain  fees and charges or alter the manner in which the  particular  fee or charge is  deducted.  For example,  we may  reduce  the  amount of the CDSC or the length of time it  applies,  reduce or  eliminate  the amount of the Annual
Maintenance Fee or reduce the portion of the Insurance Charge for administrative  costs.  Generally,  these types of changes will be based on a reduction to our sales,  maintenance or  administrative  expenses due to the nature of the individual or group purchasing the Annuity.  Some of the factors we might  consider in making such a decision  are: (a) the size and type of group;  (b) the number of Annuities  purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional  Purchase Payments;  and/or (d)
other  transactions  where  sales,  maintenance  or  administrative  expenses  are likely to be  reduced.  We will not  discriminate unfairly  between  Annuity  purchasers if and when we reduce the portion of the Insurance  Charge  attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial  Purchase  Payment:  You must make a minimum initial Purchase  Payment of $10,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial Purchase  Payment provided that,  within the first Annuity Year, you make at least $10,000 in total Purchase Payments.

Where allowed by law,  initial  Purchase  Payments in excess of $1,000,000  require our approval prior to  acceptance.  We may apply certain limitations and/or  restrictions on the Annuity as a condition of our acceptance,  including limiting the liquidity features or the Death  Benefit  protection  provided  under the  Annuity,  changing the number of  transfers  allowable  under the Annuity or restricting the Sub-accounts that are available to the Contract Owner.  Other limitations and/or restrictions may apply.

Age  Restrictions:  The Owner must be age 85 or under as of the Issue Date of the  Annuity.  If the  Annuity is owned  jointly,  the oldest of the Owners must be age 85 or under on the Issue  Date.  If the Annuity is owned by an entity,  the  Annuitant  must be age
85 or under as of the Issue Date.  You should  consider  your need to access the value in your  contract  and whether the  Annuity's liquidity  features  will satisfy that need.  If you take a  distribution  prior to age 591/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain.

Owner,  Annuitant and Beneficiary  Designations:  On your  Application,  we will ask you to name the Owner(s),  Annuitant and one or more Beneficiaries for your Annuity.

|X|      Owner:  The  Owner(s)  holds all rights  under the  Annuity.  You may name more than one Owner in which case all  ownership
         -----
       rights are held  jointly.  However,  this  Annuity does not provide a right of  survivorship.  Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant is the person we agree to make annuity  payments to and upon whose life we continue to make such
         ---------
       payments.  You must name an Annuitant who is a natural  person.  We do not accept a designation  of joint  Annuitants  during the accumulation  period. Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent Annuitant will become the Annuitant if the Annuitant  dies before the Annuity Date.  Please refer to the discussion of  "Considerations  for
       Contingent Annuitants" in the Tax Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the  person(s) or entity you name to receive the death  benefit.  If no  beneficiary  is
         -----------
       named the death benefit will be paid to you or your estate.

Your right to make  certain  designations  may be limited if your  Annuity is to be used as an IRA or other  "qualified"  investment that is given  beneficial  tax treatment  under the Code.  You should seek  competent tax advice on the income,  estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner,  Annuitant and  Beneficiary  designations  by sending us a request in writing.  Where allowed by law, such changes will be subject to our acceptance.  Some of the changes we will not accept include, but are not limited to:
|X|      a new  Owner  subsequent  to  the  death  of the  Owner  or  the  first  of  any  joint  Owners  to  die,  except  where  a spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary is the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative  Beneficiary  designation,  upon the death of either spousal
Owner,  the surviving  spouse may elect to assume  ownership of the Annuity instead of taking the Death Benefit  payment.  The Death
Benefit  that would have been  payable  will be the new  Account  Value of the  Annuity as of the date of due proof of death and any required  proof of a spousal  relationship.  As of the date the  assumption  is effective,  the  surviving  spouse will have all the rights and  benefits  that would be  available  under the Annuity to a new  purchaser  of the same  attained  age.  For  purposes of determining  any future Death Benefit for the  surviving  spouse,  the new Account Value will be considered as the initial  Purchase
Payment.  No CDSC will apply to the new  Account  Value.  However,  any  additional  Purchase  Payments  applied  after the date the assumption is effective will be subject to all provisions of the Annuity.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the surviving spouse is named as a Contingent  Annuitant,  upon the death of the Annuitant, the  surviving  spouse  will  become the  Annuitant.  No Death  Benefit is payable  upon the death of the  Annuitant.  However,  the
Account  Value  of the  Annuity  as of the  date of due  proof of death of the  Annuitant  (and any  required  proof of the  spousal relationship) will reflect the amount that would have been payable had a Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel  period.  Depending on the state in which you purchased  your Annuity and, in some states, if you purchased  the Annuity as a replacement  for a prior  contract,  the right to cancel period may be ten (10) days,  twenty-one
(21) days or longer,  measured  from the time that you  received  your  Annuity.  If you return your Annuity  during the  applicable period,  we will  refund  your  current  Account  Value plus any tax charge  deducted.  This amount may be higher or lower than your original  Purchase  Payment.  Where  required  by law,  we will  return your  current  Account  Value or the amount of your  initial
Purchase  Payment,  whichever  is greater.  The same rules may apply to an Annuity  that is  purchased  as an IRA. In any  situation where we are required to return the greater of your  Purchase  Payment or Account  Value,  we may allocate your Account Value to the
AST Money  Market  Sub-account  during  the right to  cancel  period  and for a  reasonable  additional  amount of time to allow for delivery of your Annuity.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The  minimum  amount  that we accept as an  additional  Purchase  Payment  is $100  unless you  participate  in  American  Skandia's
Systematic  Investment Plan or a periodic  purchase  payment  program.  We will allocate any additional  Purchase  Payments you make according to your most recent allocation instructions, unless you request new allocations when you submit a new Purchase Payment.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your Annuity by  authorizing  us to deduct money directly from your bank account and
              ----------
applying it to your  Annuity.  This type of program is often called "bank  drafting".  We call our bank drafting  program  "American
Skandia's  Systematic  Investment  Plan."  Purchase  Payments  made  through  bank  drafting  may only be  allocated to the variable investment  options when applied.  Bank drafting allows you to invest in an Annuity with a lower initial Purchase  Payment,  as long as you  authorize  payments that will equal at least  $10,000  during the first 12 months of your Annuity.  We may suspend or cancel bank  drafting  privileges if  sufficient  funds are not available  from the  applicable  financial  institution  on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified  investments.  If your employer  sponsors such a program, we may agree to accept periodic  Purchase  Payments through a salary  reduction  program as long as the allocations are made only to variable investment options and the periodic Purchase Payments received in the first year total at least $10,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial Purchase  Payment:  Once we accept your  application,  we invest your net Purchase Payment in the Annuity.  The net Purchase
Payment is your initial  Purchase  Payment minus any tax charges that may apply.  On your  application we ask you to provide us with instructions  for  allocating  your Account  Value.  You can allocate  Account Value to one or more variable  investment  options or
Fixed Allocations.

In those  states  where we are  required  to return your  Purchase  Payment if you  exercise  your right to return the  Annuity,  we initially  allocate  all  amounts  that  you  choose  to  allocate  to the  variable  investment  options  to the AST  Money  Market
Sub-account.  At the end of the  right to cancel  period  we will  reallocate  your  Account  Value  according  to your most  recent allocation  instructions.  Where permitted by law, we will allocate your Purchase Payments  according to your initial  instructions, without  temporarily  allocating  to the AST Money Market  Sub-account.  To do this,  we will ask that you execute our form called a
"return  waiver" that authorizes us to allocate your Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the
"return  waiver" and then decide to return your Annuity  during the right to cancel  period,  you will receive your current  Account
Value which may be more or less than your initial Purchase Payment (see "May I Return the Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will allocate any additional  Purchase  Payments you make  according to your current  allocation instructions.  If any rebalancing or asset  allocation  programs are in effect,  the allocation  should conform with such a program.
We assume that your current  allocation  instructions  are valid for subsequent  Purchase  Payments until you make a change to those allocations or request new allocations when you submit a new Purchase Payment.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the accumulation period you may transfer Account Value between investment  options.  Transfers are not subject to taxation on any gain.  We  currently  limit the  number of  Sub-accounts  you can  invest in at any one time to twenty  (20).  However,  you can invest in an unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account  you  allocate  Account
Value to at the time of any  allocation  or transfer.  If you request a transfer  and, as a result of the  transfer,  there would be less than $500 in the Sub-account,  we may transfer the remaining  Account Value in the Sub-account pro rata to the other investment options to which you transferred.

We may  impose  specific  restrictions  on  financial  transactions  for  certain  Portfolios  based on the  Portfolio's  investment restrictions.  Currently,  any purchase,  redemption or transfer  involving the ProFunds VP  Sub-accounts  must be received by us no later than one hour prior to any announced closing of the applicable  securities exchange (generally,  3:00 p.m. Eastern time) to be processed on the current  Valuation  Day. The "cut-off"  time for such  financial  transactions  involving a ProFunds VP Sub-account will be  extended  to1/2hour  prior to any  announced  closing  (generally,  3:30  p.m.  Eastern  time) for  transactions  submitted electronically through American Skandia's Internet website (www.americanskandia.com).

Currently,  we charge $10.00 for each transfer after the twentieth (20th) in each Annuity Year,  including transfers made as part of any rebalancing,  market timing,  asset allocation or similar program which you have authorized.  Transfers made as part of a dollar cost  averaging  program do not count toward the twenty free  transfer  limit.  Renewals or transfers of Account  Value from a Fixed
Allocation at the end of its Guarantee  Period are not subject to the transfer  charge.  We may reduce the number of free  transfers allowable  each  Annuity Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of  electronic means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically or through other means that reduce our processing costs.

We reserve the right to limit the number of  transfers  in any Annuity  Year for all  existing  or new Owners.  We also  reserve the right to limit the number of  transfers in any Annuity  Year or to refuse any  transfer  request for an Owner or certain  Owners if:
(a) we believe that excessive  trading or a specific  transfer request or group of transfer  requests may have a detrimental  effect on Unit Values or the share prices of the  Portfolios;  or (b) we are informed by one or more of the Portfolios that the purchase or redemption  of shares must be  restricted  because of  excessive  trading or a specific  transfer or group of transfers is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above could occur would be if the aggregate  amount of a trade or trades  represented a relatively large proportion of the total assets of a particular  Portfolio.  Under such a circumstance,  we will process  transfers  according to our rules then in effect and provide  notice if the  transfer  request was denied.  If a transfer  request is denied,  a new  transfer  request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation  period.  Dollar Cost Averaging  allows you to  systematically  transfer an amount  each month from one  investment  option to one or more other  investment  options.  You can choose to  transfer  earnings only,  principal  plus  earnings  or a flat  dollar  amount.  Dollar  Cost  Averaging  allows you to invest  regularly  each  month, regardless  of the current unit value (or price) of the  Sub-account(s)  you invest in. This enables you to purchase more units when the market  price is low and fewer  units  when the market  price is high.  This may  result in a lower  average  cost of units over time.  However,  there is no guarantee that Dollar Cost  Averaging will result in a profit or protect  against a loss in a declining market.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost Averaging from Fixed  Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal  plus  earnings.  If  transferring  principal  plus  earnings,  the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE:  If you elect to Dollar Cost  Average  from a Fixed  Allocation,  the fixed rate of interest we credit to your  Account  Value will be  applied  to a  declining  amount due to the  transfers  of Account  Value to the  variable  investment  options  during the
Guarantee Period.  This will reduce the effective rate of return on the Fixed Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation  period,  we offer automatic  rebalancing  among the variable  investment  options you choose.  You can choose to have your Account  Value  rebalanced  quarterly,  semi-annually,  or annually.  On the  appropriate  date,  your  variable investment  options are  rebalanced  to the  allocation  percentages  you request.  For example,  over time the  performance  of the variable  investment  options will differ,  causing your percentage  allocations to shift. With automatic  rebalancing,  we transfer the appropriate amount from the "overweighted"  Sub-accounts to the  "underweighted"  Sub-accounts to return your allocations to the percentages  you request.  If you request a transfer  from or into any variable  investment  option  participating  in the automatic rebalancing  program,  we will assume that you wish to change your rebalancing  percentages as well, and will  automatically  adjust the rebalancing percentages in accordance with the transfer unless we receive alternate instructions from you.

You must have a minimum  Account Value of at least $10,000 to enroll in automatic  rebalancing.  All  rebalancing  transfers made on the same day as part of an automatic  rebalancing  program are considered as one transfer when counting the number of transfers each year toward the maximum number of free transfers.

DO YOU OFFER A PROGRAM TO BALANCE FIXED AND VARIABLE INVESTMENTS?
Some  investors  wish to invest in the  variable  investment  options  but also wish to protect a portion of their  investment  from market  fluctuations.  We offer a balanced  investment  program  where a portion of your  Purchase  Payment is  allocated to a Fixed
Allocation for a Guarantee Period that you select and the remaining  Account Value is allocated to the variable  investment  options that you  select.  The  amount  that we  allocate  to the Fixed  Allocation  is the amount  that will grow to a specific  "principal amount" such as your initial  Purchase  Payment.  We determine the amount based on the rates then in effect for the Guarantee Period you choose.  If no amounts are  transferred  or withdrawn from the Fixed  Allocation,  at the end of the Guarantee  Period,  it will have grown to equal the  "principal  amount".  The remaining  Account Value that was not  allocated to the Fixed  Allocation  can be allocated to any of the  Sub-accounts  that you choose.  Account Value  allocated to the variable  investment  options is subject to market fluctuations and may increase or decrease in value.

Example
Assume you have  $100,000 to invest.  You choose to allocate a portion of your Account  Value to a Fixed  Allocation  with a 10-year
Guarantee  Period.  The rate for the 10-year  Guarantee  Period is 6.05%*.  Based on the chosen  Guarantee Period and interest rate, the factor for  determining  how much of your Account Value can be allocated to the Fixed  Allocation  is 0.555768.  That means that
$55,557 will be allocated to the Fixed  Allocation  and the  remaining  Account  Value  ($44,443)  will be allocated to the variable investment  options.  Assuming that you do not make any withdrawals from the Fixed  Allocation,  it will grow to $100,000 at the end of the Guarantee  Period.  Of course we cannot  predict the value of the remaining  Account Value that was allocated to the variable investment options.

*  The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

MAY I AUTHORIZE MY FINANCIAL PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes.  You may  authorize  your  financial  professional  to direct the  allocation  of your Account  Value and to request  financial transactions  between  investment  options while you are living,  subject to our rules.  We require that you provide us with written proof that you have authorized your financial  professional to request  financial  transactions on your behalf.  You must contact us immediately  if and when you revoke such  authority.  We will not be  responsible  for acting on  instructions  from your  financial professional  if you fail to  inform us that  such  person's  authority  has been  revoked.  We may also  suspend  or  cancel  these privileges at any time.  We will notify you if we do.

We or an  affiliate of ours may provide  administrative  support to  licensed,  registered  financial  professionals  or  investment advisors who you authorize to make financial  transactions  on your behalf.  These financial  professionals  may be firms or persons who also are  appointed by us as  authorized  sellers of the  Annuity.  However,  we do not offer advice about how to allocate  your
Account Value under any  circumstance.  Any financial  professionals  you engage to provide  advice and/or make transfers for you is not acting on our behalf. We are not responsible for any  recommendations  such financial  professionals  make, any market timing or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require  financial  professionals or investment  advisors,  who are authorized by multiple  contract owners to make financial transactions,  to enter into an administrative  agreement with American Skandia as a condition of our accepting transactions on your behalf.  The  administrative  agreement may impose  limitations on the financial  professional's or investment  advisor's ability to request  financial  transactions on your behalf.  These  limitations are intended to minimize the detrimental  impact of a financial professional  who is in a position to transfer  large  amounts of money for multiple  clients in a  particular  Portfolio or type of
portfolio  or  to  comply  with  specific   restrictions  or  limitations  imposed  by  a  Portfolio(s)  on  American  Skandia.  The administrative agreement may limit the available investment options,  require advance notice of large transactions,  or impose other trading  limitations on your financial  professional.  Your financial  professional  will be informed of all such restrictions on an ongoing  basis.  We may also require that your  financial  professional  transmit all financial  transactions  using the  electronic trading  functionality  available  through our Internet  website  (www.americanskandia.com).  Limitations that we may impose on your financial  professional  or  investment  advisor  under  the  terms  of the  administrative  agreement  do not  apply  to  financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit the fixed  interest  rate to the Fixed  Allocation  throughout  a set period of time called a  "Guarantee  Period."  Fixed
Allocations  currently  are  offered  with  Guarantee  Periods  of 1, 2, 3, 5, 7 and 10  years.  We may make  Fixed  Allocations  of different  durations  available  in the future.  The interest  rate  credited to a Fixed  Allocation  is the rate in effect when the
Guarantee  Period begins and does not change during the Guarantee  Period.  The rates are an effective  annual rate of interest.  We determine the interest rates for the various Guarantee  Periods.  At the time that we confirm your Fixed Allocation,  we will advise you of the  interest  rate in effect  and the date your  Fixed  Allocation  matures.  We may  change  the rates we credit  new Fixed
Allocations  at any time. Any change in interest rate does not affect Fixed  Allocations  that were in effect before the date of the change.  To inquire as to the current rates for Fixed Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent permitted by law, we may establish  different  interest rates for Fixed  Allocations  offered to a class of Owners who choose to participate in various optional  investment  programs we make available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar cost averaging program (see "Do You Offer Dollar Cost Averaging?") or a balanced investment  program (see "Do You Offer a Program to Balance Fixed and Variable  Investments?").  The interest rate credited to Fixed
Allocations  offered  to this class of  purchasers  may be  different  than those  offered to other  purchasers  who choose the same
Guarantee Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for determining the fixed interest rates for Fixed  Allocations.  Generally the interest rates we offer for Fixed  Allocations will reflect the investment  returns available on the types of investments we make to support our fixed rate  guarantees.  These  investment  types may include cash,  debt  securities  guaranteed by the United States  government and its agencies and  instrumentalities,  money market instruments,  corporate debt obligations of different durations,  private placements, asset-backed  obligations  and municipal  bonds. In determining  rates we also consider  factors such as the length of the Guarantee
Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity of the markets for the type of investments we make, commissions,  administrative and investment  expenses,  our insurance risks in relation to the Fixed  Allocations,  general economic trends and competition.  Some of these  considerations  are similar to those we consider in determining the Insurance Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit interest on a new Fixed  Allocation in an existing  Annuity at a rate not less than the rate we are then crediting to
Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rate we credit  for a Fixed  Allocation  is  subject  to a  minimum.  Please  refer to the  Statement  of  Additional
Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

If you transfer or withdraw  Account  Value from a Fixed  Allocation  more than 30 days before the end of its Guarantee  Period,  we will adjust the value of your investment based on a formula,  called a "Market Value  Adjustment" or "MVA". The amount of any Market
Value  Adjustment  can be either  positive or negative,  depending on the movement of a combination of Strip Yields on Strips and an
Option-adjusted  Spread  between the time that you purchase  the Fixed  Allocation  and the time you make a transfer or  withdrawal.
The Market Value Adjustment  formula compares the combination of Strip Yields for Strips and the  Option-adjusted  Spreads as of the date the Guarantee Period began with the combination of Strip Yields for Strips and the  Option-adjusted  Spreads as of the date the
MVA is being calculated.

MVA Formula
The MVA formula is applied  separately  to each Fixed  Allocation  to  determine  the  Account  Value of the Fixed  Allocation  on a
particular date.  The formula is as follows:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The following hypothetical examples show the effect of the MVA in determining Account Value.  Assume the following:
|X|      On December 31, 2000, you allocate  $50,000 into a Fixed  Allocation with a Guarantee  Period of 5 years (e.g. the Maturity
         Date is December 31, 2005).
|X|      The  Strip  Yields  for  coupon  Strips  beginning  on  December  31,  2000 and  maturing  on  December  31,  2005 plus the
         Option-adjusted Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw the entire Fixed  Allocation  after exactly three (3)
         years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 4.00%  (J = 4.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                 MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 7.00% (J = 7.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The "Maturity  Date" for a Fixed  Allocation is the last day of the Guarantee  Period.  Before the Maturity  Date, you may choose to renew the Fixed  Allocation  for a new  Guarantee  Period of the same or  different  length or you may  transfer all or part of that
Fixed  Allocation's  Account  Value to another  Fixed  Allocation  or to one or more  Sub-accounts.  We will not charge a MVA if you choose to renew a Fixed  Allocation on its Maturity Date or transfer the Account Value to one or more variable  investment  options.
We will notify you before the end of the Guarantee  Period about the fixed  interest  rates that we are  currently  crediting to all
Fixed Allocations that are being offered.  The rates being credited to Fixed Allocations may change before the Maturity Date.

If you do not specify how you want a Fixed  Allocation  to be  allocated  on its Maturity  Date,  we will then  transfer the Account
Value of the Fixed  Allocation to the AST Money Market  Sub-account.  You can then elect to allocate the Account Value to any of the
Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  phase you can access your Account Value through Partial  Withdrawals,  Systematic  Withdrawals,  and where required for tax  purposes,  Minimum  Distributions.  You can also  surrender  your Annuity at any time.  We may deduct a portion of the Account Value being  withdrawn or surrendered  as a CDSC. If you surrender your Annuity,  in addition to any CDSC, we may deduct the Annual  Maintenance  Fee,  any Tax Charge that  applies  and the charge for any  optional  benefits.  We may also apply a Market
Value  Adjustment  to any Fixed  Allocations.  Certain  amounts may be  available to you each Annuity Year that are not subject to a
CDSC.  These are called "Free  Withdrawals."  In addition,  under certain  circumstances,  we may waive the CDSC for surrenders made for  qualified  medical  reasons  or for  withdrawals  made to  satisfy  Minimum  Distribution  requirements.  Unless  you notify us differently,  withdrawals  are taken  pro-rata  based on the Account  Value in the  investment  options at the time we receive  your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A  distribution  during the  accumulation  period is deemed to come first from any "gain" in your  Annuity and second as a return of your "tax basis",  if any.  Distributions  from your Annuity are generally  subject to ordinary income taxation on the amount of any investment gain unless the distribution  qualifies as a non-taxable  exchange or transfer.  If you take a distribution  prior to the taxpayer's  age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income taxes on any gain.  You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the  payment.  The Code and  regulations  have  "exclusionary  rules" that we use to  determine  what portion of each annuity  payment  should be  treated as a return of any tax basis you have in the  Annuity.  Once the tax basis in the  Annuity  has been distributed,  the remaining  annuity payments are taxable as ordinary income.  The tax basis in the Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation phase.

|X|      You can withdraw a limited amount of your Account Value during each of Annuity Year 1-4 to meet  liquidity  needs without a
         CDSC being applied.  We call this the "Free  Withdrawal"  amount.  After Annuity Year 4, you can make a withdrawal  without a CDSC being  deducted  from the amount  being  withdrawn.  The Free  Withdrawal  amount is not  available if you choose to surrender your Annuity.  The minimum Free Withdrawal you may request is $100.

|X|      You can also make  withdrawals in excess of the Free Withdrawal  amount.  We call this a "Partial  Withdrawal."  The amount that you may withdraw  will depend on the Annuity's  Surrender  Value.  The Surrender  Value is equal to your Account Value minus any CDSC,  the Annual  Maintenance  Fee,  the Tax Charge,  any charges for  optional  benefits  and any Market  Value
         Adjustment  that may apply to any Fixed  Allocations.  After any Partial  Withdrawal,  your  Annuity  must have a Surrender
         Value of at least $1,000,  or we may treat the Partial  Withdrawal  request as a request to fully  surrender  your Annuity.
         The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals  and  Systematic  Withdrawals,  we will first  determine  what,  if any, amounts  qualify as a Free  Withdrawal.  Those amounts are not subject to the CDSC.  Partial  Withdrawals or Systematic  Withdrawals
of amounts greater than the maximum Free Withdrawal amount will be subject to a CDSC.

Partial Withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

To request the forms  necessary to make a withdrawal  from your  Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-4
The maximum Free  Withdrawal  amount during each of Annuity Year 1 through  Annuity Year 4 (when a CDSC would  otherwise  apply to a partial  withdrawal  or surrender of your initial  Purchase  Payments)  is 10% of all  Purchase  Payments.  The 10% Free  Withdrawal
amount is not cumulative.  If you do not make a Free  Withdrawal  during an Annuity Year, you are not allowed to carry over the Free
Withdrawal amount to the next Annuity Year.

Annuity Year 5+
After  Annuity Year 4, you can surrender  your Annuity or make a partial  withdrawal  without a CDSC being  deducted from the amount being withdrawn.

NOTE:  Amounts that you have  withdrawn as a Free  Withdrawal  will not reduce the amount of any CDSC that we deduct if,  during the first four (4) Annuity Years, you make a partial withdrawal or choose to surrender the Annuity.

Examples
1.       Assume you make an initial  Purchase  Payment of  $10,000  and make no  additional  Purchase  Payments.  The  maximum  Free
     Withdrawal amount during each of the first four Annuity Years would be 10% of $10,000, or $1,000.

2.       Assume you make an initial  Purchase  Payment of $10,000 and make an additional  Purchase Payment of $5,000 in Annuity Year
     2. The maximum Free Withdrawal amount during Annuity Year 3 and 4 would be 10% of $15,000,  or $1,500.  From Annuity Year 5 and
     thereafter,  you can surrender  your Annuity or make a partial  withdrawal  without a CDSC being deducted from the amount being withdrawn.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be  assessed  against a Partial  Withdrawal  during the first four (4)  Annuity  Years.  Whether a CDSC  applies  and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal  amount and, if so, the number of years that have elapsed since the Issue Date of the Annuity.

1.       If you request a Partial  Withdrawal,  we determine if the amount you requested is available as a Free Withdrawal (in which case it would not be subject to a CDSC);
2.       If the amount  requested  exceeds the available Free  Withdrawal  amount,  we determine if a CDSC will apply to the Partial
     Withdrawal  based on the  number of years that have  elapsed  since the  Annuity  was  issued.  Any CDSC will only apply to the amount withdrawn that exceeds the Free Withdrawal amount.

|X|      If the Annuity has been in effect for less than four complete  years,  a CDSC will be charged on the amount of the Purchase
         Payment being withdrawn, according to the CDSC table.
|X|      If the  Annuity  has been in  effect  for more than four  complete  years,  no CDSC will be  charged  on the  amount  being withdrawn.

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals." You can receive  Systematic  Withdrawals of earnings only,  principal plus earnings or a flat dollar  amount.  Systematic  Withdrawals  during the first four (4) Annuity Years may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals  can be made  from  Account  Value  allocated  to the  variable  investment  options  or Fixed  Allocations.
Generally,  Systematic  Withdrawals  from Fixed  Allocations  are  limited  to  earnings  accrued  after the  program of  Systematic
Withdrawals  begins, or payments of fixed dollar amounts that do not exceed such earnings.  Systematic  Withdrawals are available on a monthly,  quarterly,  semi-annual  or annual basis.  The Surrender  Value of your Annuity must be at least $20,000  before we will allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal is $100. If any scheduled  Systematic  Withdrawal is for less than $100, we may postpone  the  withdrawal  and add the  expected  amount to the amount  that is to be  withdrawn  on the next  scheduled  Systematic
Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding  vehicle for certain  retirement  plans that receive  special tax treatment under Sections
401,  403(b) or 408 of the Code,  Section  72(t) of the Code may provide an exception to the 10% penalty tax on  distributions  made prior to age 59 1/2if you elect to  receive  distributions  as a series of  "substantially  equal  periodic  payments".  Distributions received under this provision in any Annuity Year that exceed the maximum amount  available as a free  withdrawal will be subject to a CDSC. To request a program that complies with Section  72(t),  you must provide us with certain  required  information  in writing on a form  acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)  withdrawals.  The Surrender
Value of your Annuity must be at least $20,000  before we will allow you to begin a program for  withdrawals  under  Section  72(t).
The minimum amount for any such withdrawal is $100.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum Distributions are a type of Systematic  Withdrawal we allow to meet distribution  requirements under Sections 401, 403(b) or
408 of the Code.  Under the Code,  you may be required to begin  receiving  periodic  amounts from your  Annuity.  In such case,  we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code.  We do not assess a CDSC on Minimum  Distributions  from your Annuity if you are required by law to take such Minimum  Distributions  from your
Annuity at the time it is taken.  However,  a CDSC may be  assessed  on that  portion of a  Systematic  Withdrawal  that is taken to satisfy the minimum  distribution  requirements in relation to other savings or investment  plans under other  qualified  retirement plans not maintained with American Skandia.

The  amount of the  required  Minimum  Distribution  for your  particular  situation  may  depend  on other  annuities,  savings  or investments.  We will only  calculate  the amount of your  required  Minimum  Distribution  based on the value of your  Annuity.  We require  three (3) days  advance  written  notice to  calculate  and  process  the  amount of your  payments.  We may charge you for
calculating  required  Minimum  Distributions.   You  may  elect  to  have  Minimum  Distributions  paid  out  monthly,   quarterly,
semi-annually or annually.  The $100 minimum that applies to Systematic Withdrawals does not apply to Minimum Distributions.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During the  accumulation  phase you can surrender  your Annuity at any time.  Upon  surrender,  you will receive the Surrender
Value.  Upon surrender of your Annuity, you will no longer have any rights under the Annuity.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms  necessary  to  surrender  your  Annuity,  contact our Customer  Service  Team at  1-800-752-6342  or visit our
Internet Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law, you may request to surrender  your Annuity prior to the Annuity Date without  application  of any CDSC upon occurrence of a medically-related "Contingency Event".  The amount payable will be your Account Value.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the Annuitant's  confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

The  Annuitant  must have been named or any change of  Annuitant  must have been  accepted by us, prior to the  "Contingency  Event"
described above in order to qualify for a medically-related surrender.

The definitions of "Medical Care Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your
Annuity.  Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options  provide the same amount with each  payment.  Variable  options  generally  provide a payment which may increase or decrease depending on the investment  performance of the Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options  provide a fixed payment that is periodically  adjusted based on current  interest rates.
We do not guarantee to make any Annuity Payment Options available in the future.

When you purchase an Annuity,  or at a later date,  you may choose an Annuity Date,  an annuity  option and the frequency of annuity payments.  You may change your  choices up to 30 days before the Annuity  Date.  A maximum  Annuity Date may be required by law. Any change to these  options  must be in  writing.  The  Annuity  Date may depend on the  annuity  option you  choose.  Certain  annuity options may not be available depending on the age of the Annuitant.

Certain of these annuity options may be available to  Beneficiaries  who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section) is the person or persons  upon whose life annuity  payments are based.  No  additional  annuity  payments are made after the death of the key life.  Since no minimum  number of  payments is  guaranteed,  this  option  offers the largest  amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits  would be payable.  This
Option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other  payments or death benefits would be payable.  This Option is  currently  available  on a fixed or  variable  basis.  Under this  option,  you cannot make a partial or full  surrender  of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.  However,  if the key life dies before the end of the period  selected (5, 10, 15, or 20 years),  the remaining  payments are paid to the  Beneficiary until the end of such period.  This Option is currently  available on a fixed or variable  basis.  If you elect to receive  payments on a variable  basis under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable  Payments for a Certain Period:  Under this option,  income is payable  periodically  for a specified  number of years. The number of years cannot be less than 5 or more than 50.  Payments may increase or decrease  depending on the  investment  performance of the  Sub-Accounts.  If the payee dies before the end of the specified  number of years,  the  remaining  payments are paid to the
Beneficiary  to the end of  such  period.  Note  that  under  this  option,  payments  are  not  based  on any  assumptions  of life expectancy.  Therefore,  that portion of the Insurance  Charge  assessed to cover the risk that key lives  outlive our  expectations provides no benefit to an Owner  selecting  this option.  If this option is selected,  full  surrenders may be made from the Annuity prior to the last guaranteed Payment Date.  No partial surrenders are permitted if this option is selected.

Option 6
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the
Beneficiary  in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full  surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 7
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 6;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would apply were you to surrender  your  Annuity on the Annuity  Date.  Therefore,  choosing an Annuity Date within four
(4) years of the Issue Date of the Annuity may limit the available  annuity  payment  options.  Certain  annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar month  following the later of the  Annuitant's  85th birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity  payments,  where allowed by law, will be calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed annuity  payments,  you will receive equal  fixed-dollar  payments  throughout the period you select.
The amount of the fixed payment will vary  depending on the annuity  payment  option and payment  frequency  you select.  Generally, the first annuity  payment is determined by  multiplying  the Account  Value,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity rates.  The table of annuity rates differs based on the type of annuity chosen and the frequency of payment  selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are derived from the a2000 Individual  Annuity  Mortality Table with an assumed interest rate of 3% per annum.  Where required by law or regulation,  such annuity  table will have rates that do not differ  according to the gender of the key life.  Otherwise,  the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different types of variable annuity payment options.

|X|      Variable Payments (Options 1-3 & 5)
         -----------------
         We calculate each annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units for each  Sub-account by the Unit Value of each  Sub-Account  on the annuity  payment date. We determine the schedule of units  based on your  Account  Value  (minus any  premium  tax that  applies)  at the time you elect to begin  receiving annuity  payments.  The  schedule  of units will vary  based on the  annuity  payment  option  selected,  the length of any certain  period  (if  applicable),  the  Annuitant's  age and  gender  (if  annuity  payments  are due for the  life of the
         Annuitant) and the Unit Value of the  Sub-Accounts  you initially  selected on the Issue Date. The calculation is performed for each Sub-Account,  and the sum of the Sub-Account  calculations  equals the amount of your annuity payment.  Other than to fund annuity  payments,  the number of units allocated to each Sub-Account will not change unless you transfer among the
         Sub-Accounts or make a withdrawal (if allowed).

|X|      Stabilized Variable Payments (Option 6)
         ----------------------------
         This option provides  guaranteed  payments for life, a cash value for the Annuitant  (while alive) and a variable period of time during which  annuity  payments  will be made whether or not the  Annuitant is still alive.  We calculate  the initial
                                                                                                                             -------
         annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units by the Unit
         Values  determined on the  annuitization  date. The schedule of units is established for each Sub-account you choose on the annuitization  date based on the  applicable  benchmark  rate and the  annuity  factors.  The annuity  factors  reflect our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark rate, the annuitant's  attained age and gender (where  permitted).  Unlike  variable  payments  (described above) where each payment can vary based on Sub-account  performance,  this payment option cushions the immediate impact of
         Sub-account  performance by adjusting the length of the time during which annuity  payments will be made whether or not the
         Annuitant is alive while  generally  maintaining a level annuity  payment amount.  Sub-account  performance  that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance that is less than a benchmark rate will  generally  shorten  the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity  Payments continue,  however,  the annuity  payment amount will vary depending on Sub-account  performance,  similar to  conventional variable payments.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option7)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above).
         In addition to the  stabilization  feature,  this option also  guarantees that variable  annuity  payments will not be less than the initial annuity payment amount regardless of Sub-account performance.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity  payments.  The  adjustment in the annuity  payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?

The Annuity  provides a Death Benefit during its  accumulation  phase. If the Annuity is owned by one or more natural  persons,  the
Death  Benefit is payable  upon the first  death of an Owner.  If the  Annuity is owned by an entity,  the Death  Benefit is payable upon the Annuitant's  death, if there is no Contingent  Annuitant.  If a Contingent  Annuitant was designated before the Annuitant's death and the  Annuitant  dies,  then the  Contingent  Annuitant  becomes the Annuitant and a Death Benefit will not be paid at that time.  The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account Value  allocated to the  Sub-accounts  is used, in part, to pay us for the risk we assume in providing  the basic Death Benefit  guarantee  under the
Annuity.  The Annuity  also offers two  different  optional  Death  Benefits.  Either  benefit can be  purchased  for an  additional charge.  The additional charge is deducted to compensate  American Skandia for providing  increased  insurance  protection under the optional Death  Benefits.  Notwithstanding  the additional  protection  provided under the optional Death  Benefits,  the additional cost has the impact of reducing the net performance of the investment options.

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account Value in the variable investment options and your Interim Value in the Fixed Allocations.

For purposes of the basic and optional Death Benefits,  "proportional  withdrawals"  are determined by calculating the percentage of the Account Value that each prior  withdrawal  represented when withdrawn.  For example,  a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.

OPTIONAL DEATH BENEFITS
You can purchase  either of two  optional  Death  Benefits  with your Annuity to provide an enhanced  level of  protection  for your beneficiaries.  We do not currently offer the Annuity with both optional Death Benefits.

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Currently,  these  benefits  are only  offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow  existing  Annuity Owners to purchase  either of the optional  Death  Benefits  subject to our rules and any changes or restrictions  in the  benefits.  Certain  terms and  conditions  may differ if you  purchase  your  Annuity as part of an  exchange, replacement or transfer, in whole or in part, from any other Annuity we issue.
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Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide additional amounts to your Beneficiary that may be used to offset  federal and state taxes  payable on any taxable  gains in your  Annuity at the time of your death.  Whether  this benefit is appropriate for you may depend on your particular  circumstances,  including other financial resources that may be available to your
Beneficiary to pay taxes on your Annuity  should you die during the  accumulation  period.  No benefit is payable if death occurs on or after the Annuity Date.

The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit  provides a benefit  that is payable in addition to the basic Death
Benefit.  If the Annuity has one Owner,  the Owner must be age 75 or less at the time the benefit is  purchased.  If the Annuity has joint Owners, the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

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The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is being  offered  in those  jurisdictions  where we have  received regulatory  approval.  Certain terms and conditions may differ between  jurisdictions  once approved.  The benefit is currently only offered to Owners who  purchase  the  Annuity as a  "non-qualified"  investment.  We may make the  benefit  available  to Owners who purchase  the  Annuity as an IRA or other  "qualified"  investment  at a later  date.  Please  refer to the  section  entitled  "Tax
Considerations" for a discussion of special tax considerations for purchasers of this benefit.
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Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death Benefit Amount includes your Account Value and any amounts added to your Account Value under the Annuity's basic Death
--------------------
Benefit when the Death Benefit is calculated.  Under the basic Death Benefit, amounts are added to your Account Value when the
Account Value is less than Purchase Payments minus proportional withdrawals.

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The Enhanced  Beneficiary  Protection  Optional Death Benefit is subject to a maximum of 50% of all Purchase Payments applied to the
Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
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See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the
Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age 80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death Benefit Target Date is the contract  anniversary  on or after the 80th birthday of the current Owner,  the oldest
             -------------------------
     of either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value  equals the highest of all  previous  "Anniversary  Values" on or before the earlier of the
             ---------------------------
     Owner's date of death and the "Death Benefit Target Date".

|X|      The Anniversary  Value is the Account Value as of each anniversary of the Issue Date plus the sum of all Purchase  Payments
             ------------------
     on or after such anniversary less the sum of all "Proportional Reductions" since such anniversary.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the  Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all  Proportional  Reductions,  each increasing  daily until the Owner's date of  death  at a rate of  5.0%,  subject  to a limit of 200% of the  difference  between  the sum of all  Purchase
              Payments and the sum of all withdrawals as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any Proportional Reductions since such date.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the Account  Value as of the date we receive in writing  "due proof of death" (an MVA may be  applicable  to amounts in any
              Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all  Purchase  Payments  less the sum of all Proportional Reductions since the Death Benefit Target Date.

Annuities with joint Owners
For  Annuities  with Joint  Owners,  the Death  Benefit is  calculated as shown above except that the age of the oldest of the Joint
Owners is used to determine the Death Benefit  Target Date.  NOTE: If you and your spouse own the Annuity  jointly,  we will pay the
Death Benefit to the Beneficiary.  If the sole primary  Beneficiary is the surviving spouse,  then the surviving spouse can elect to assume ownership of the Annuity and continue the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is calculated as shown above except that the age of the Annuitant is used to determine  the Death  Benefit  Target  Date.  Payment of the Death  Benefit is based on the death of the  Annuitant  (or  Contingent
Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit at any time. Upon termination,  you will be required to pay a pro-rata  portion of the annual charge for the benefit.  The Guaranteed  Minimum Death Benefit cannot be terminated once it is elected.  Both optional  Death  Benefits will  terminate  automatically  on the Annuity Date. We may also  terminate the optional
Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your Account Value if you elect to purchase  either  optional  Death  Benefit.  No charge  applies after the
Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and
4.       if you choose to terminate the benefit (Enhanced Beneficiary Protection Optional Death Benefit only)

If you  surrender  the  Annuity,  elect to begin  receiving  annuity  payments  or  terminate  the  benefit  on a date other than an anniversary  of the Issue  Date,  the charge  will be  prorated.  During the first year  after the Issue  Date,  the charge  will be prorated from the Issue Date.  In all subsequent years, it would be prorated from the last anniversary of the Issue Date.

We first deduct the amount of the charge  pro-rata from the Account  Value in the variable  investment  options.  We only deduct the charge pro-rata from the Fixed Allocations to the extent there is insufficient  Account Value in the variable  investment options to pay the charge.  If your Annuity's  Account Value is insufficient to pay the charge,  we may deduct your remaining Account Value and terminate  your  Annuity.  We will notify you if your  Account  Value is  insufficient  to pay the charge and allow you to submit an additional Purchase Payment to continue your Annuity.

Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series of annuity  payments  not  extending  beyond the life  expectancy  of the  Beneficiary  or over the life of the
         Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an  election  prior to death  benefit  proceeds  becoming  due, a  Beneficiary  can elect to receive  the Death
Benefit  proceeds as a series of fixed annuity  payments  (Annuity  Payment Option 1-4) or as a series of variable  annuity payments
(Annuity Payment Option 1-3 or 5-7).  See the section entitled "What Types of Annuity Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your  spouse as your  Beneficiary.  If you and your  spouse own the Annuity  jointly,  we assume that the sole  primary
Beneficiary will be the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative
Beneficiary  designation,  the spouse  Beneficiary may elect to assume  ownership of the Annuity instead of taking the Death Benefit payment.  Any Death Benefit  (including any optional Death  Benefits)  that would have been payable to the  Beneficiary  will become the new  Account  Value as of the date we receive due proof of death and any  required  proof of a spousal  relationship.  As of the date the  assumption is  effective,  the  surviving  spouse will have all the rights and benefits that would be available  under the
Annuity to a new  purchaser of the same  attained  age.  For purposes of  determining  any future  Death  Benefit for the  surviving spouse,  the new Account Value will be  considered as the initial  Purchase  Payment.  No CDSC will apply to the new Account  Value.
However,  any additional  Purchase  Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section  entitled  "Managing  Your Annuity - Spousal  Contingent  Annuitant"  for a discussion of the treatment of a spousal
Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

Inherited IRA Death Benefit Payout
The Code  provides for  alternative  death benefit  payment  options when an Annuity is used as an IRA,  403(b) or other  "qualified investment" that requires Minimum  Distributions.  The available  payment options will depend on whether the Owner died on or before the date he or she was  required  to begin  receiving  Minimum  Distributions  under the Code and  whether  the  Beneficiary  is the surviving spouse.

|X|      If death  occurs  before the date Minimum  Distributions  must begin under the Code,  the Death  Benefit can be paid out in either a lump  sum,  within  five  years  from the date of death,  or over the life or life  expectancy  of the  designated
         Beneficiary  (as long as payments begin by December 31st of the year following the year of death).  However,  if the spouse is the  Beneficiary,  the Death  Benefit can be paid out over the life or life  expectancy of the spouse with such payments beginning no earlier than  December 31 of the year  following  the year of death or December  31st of the year in which the deceased would have reached age 70 1/2, which ever is later.

|X|      If death occurs  after the date  Minimum  Distributions  must begin under the Code,  the Death  Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary has the flexibility to take out more each year than required under the Minimum  Distribution  rules.  Until withdrawn, amounts in an IRA,  403(b) or other  "qualified  investment"  continue to be tax deferred.  Amounts  withdrawn each year,  including amounts  that are  required to be  withdrawn  under the Minimum  Distribution  rules,  are subject to tax. You may wish to consult a professional  tax advisor for tax advice as to your  particular  situation.  See the section  entitled "How are  Distributions  From
Qualified Contracts Taxed? - Minimum Distributions after age 70 1/2."

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the Death Benefit if the  decedent  was not the Owner or  Annuitant  as of the Issue  Date and did not  become  the Owner or  Annuitant  due to the prior
Owner's or  Annuitant's  death.  Any minimum Death Benefit that applies will be suspended for a two-year  period from the date he or she first became Owner or Annuitant.  After the two-year  suspension  period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death  Benefit as of the date we receive "due proof of death" and any other  written  representations we  require  to  determine  the  proper  payment of the Death  Benefit  to all  Beneficiaries.  "Due  proof of death" may  include a certified  copy of a death  certificate,  a certified  copy of a decree of a court of  competent  jurisdiction  as to the finding of death or other  satisfactory  proof of death.  Upon our receipt of "due proof of death" we automatically  transfer the Death Benefit to the AST Money  Market  Sub-Account  until we further  determine  the  universe of eligible  Beneficiaries.  Once the  universe of eligible  Beneficiaries  has been determined  each eligible  Beneficiary may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

Each  Beneficiary  must make an  election  as to the method  they wish to receive  their  portion  of the Death  Benefit.  Absent an election  of a  Death  Benefit  payment  method,  no  Death  Benefit  can  be  paid  to the  Beneficiary.  We  may  require  written acknowledgment  of all named  Beneficiaries  before we can pay the Death Benefit.  During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation  period,  the Annuity has an Account Value. The Account Value is determined  separately for each Sub-account allocation and for each Fixed  Allocation.  The Account Value is the sum of the values of each Sub-account  allocation and the value of each  Fixed  Allocation.  The  Account  Value  does not  reflect  any CDSC  that may apply to a  withdrawal  or  surrender.  When determining  the  Account  Value on a day more than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the  Account  Value may
include any Market Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value  available to you on any day during the  accumulation  period.  The Surrender Value is equal to your Account  Value minus any CDSC,  the Annual  Maintenance  Fee and the charge for any  optional  Death  Benefit.  The
Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you  allocate  Account  Value  to a  Sub-Account,  you are  purchasing  units  of the  Sub-account.  Each  Sub-account  invests exclusively  in  shares  of an  underlying  Portfolio.  The  value of the  Units  fluctuate  with  the  market  fluctuations  of the
Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day, we determine  the price for a Unit of each  Sub-account,  called the "Unit  Price." The Unit Price is used for determining  the value of  transactions  involving  Units of the  Sub-accounts.  We  determine  the number of Units  involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a Sub-account.  On the Valuation Day you make the allocation,  the Unit Price is $14.83.  Your $5,000 buys  337.154  Units of the  Sub-account.  Assume  that  later,  you wish to  transfer  $3,000  of your  Account  Value  out of that
Sub-account  and  into  another  Sub-account.  On the  Valuation  Day you  request  the  transfer,  the Unit  Price of the  original
Sub-account  has  increased to $16.79.  To transfer  $3,000,  we sell 178.677  Units at the current Unit Price,  leaving you 158.477
Units.  We then buy $3,000 of Units of the new  Sub-account  at the Unit Price of $17.83.  You would then have 168.255  Units of the new Sub-account.

HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the initial value allocated to a Fixed  Allocation plus all interest  credited to a Fixed  Allocation as of the date  calculated.
The Interim  Value does not include the impact of any Market  Value  Adjustment.  If you made any  transfers or  withdrawals  from a
Fixed  Allocation,  the Interim Value will reflect the withdrawal of those amounts and any interest credited to those amounts before they were  withdrawn.  To determine  the Account  Value of a Fixed  Allocation  on any day other than its Maturity Date or within 30 days prior to its Maturity Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?

Initial  Purchase  Payments:  We are required to allocate  your initial  Purchase  Payment to the  Sub-accounts  within two (2) days after we receive  all of our  requirements  to issue the  Annuity.  If we do not have all the  required  information  to allow us to issue your  Annuity,  we may retain  the  Purchase  Payment  while we try to reach you or your  representative  to obtain all of our requirements.  If we are unable to obtain all of our  required  information  within  five (5) days,  we are  required  to return the
Purchase  Payment to you at that time,  unless you  specifically  consent to our retaining the Purchase  Payment while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase  Payment and issue the Annuity within two (2) days.  During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase  Payments:  We will apply any  additional  Purchase  Payments on the Valuation Day that we receive the Purchase
Payment with satisfactory instructions.

Scheduled  Transactions:  "Scheduled"  transactions  include  transfers  under  a  Dollar  Cost  Averaging,  rebalancing,  or  asset allocation program,  Systematic  Withdrawals,  Minimum Distributions or annuity payments.  Scheduled  transactions are processed and valued as of the date they are scheduled,  unless the scheduled day is not a Valuation Day. In that case,  the  transaction  will be processed and valued on Valuation Day prior to the scheduled transaction date.

Unscheduled  Transactions:   "Unscheduled"  transactions  include  any  other  non-scheduled  transfers  and  requests  for  Partial
Withdrawals  or Free  Withdrawals  or  Surrenders.  Unscheduled  transactions  are  processed  and valued as of the Valuation Day we receive the request at our Office in good order.

Medically-related  Surrenders & Death  Benefits:  Medically-related  surrender  requests and Death Benefit claims require our review and evaluation  before  processing.  We price such transactions as of the date we receive at our Office all materials we require for such transaction and that are satisfactory to us.

Transactions  in ProFunds  VP  Sub-accounts:  Any  purchase  or  redemption  order or transfer  request  involving  the  ProFunds VP
Sub-accounts  must be received by us no later than one hour prior to any announced  closing of the  applicable  securities  exchange
(generally,  3:00  p.m.  Eastern  time) to be  processed  on the  current  Valuation  Day.  The  "cut-off"  time for such  financial transactions  involving a ProFunds VP Sub-account will be extended to1/2hour prior to any announced  closing  (generally,  3:30 p.m.
Eastern time) for transactions submitted electronically through American Skandia's Internet website  (www.americanskandia.com).  You cannot request a transaction  involving the purchase,  redemption or transfer of units in one of the ProFunds VP Sub-account between the  applicable  "cut-off"  time and 4:00 p.m.  Transactions  received after 4:00 p.m. will be treated as received by us on the next
Valuation Day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following is a brief summary of some of the Federal tax  considerations  relating to this Annuity.  However,  since the tax laws are complex and tax consequences are affected by your individual  circumstances,  this summary of our interpretation of the relevant tax laws is not  intended  to be  fully  comprehensive  nor is it  intended  as tax  advice.  Therefore,  you  may  wish  to  consult  a professional tax advisor for tax advice as to your particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The Separate  Accounts are taxed as part of American  Skandia.  American Skandia is taxed as a life insurance  company under Part I, subchapter  L of the Code.  No taxes are due on  interest,  dividends  and  short-term  or  long-term  capital  gains  earned by the
Separate Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code governs the taxation of annuities in general.  Taxation of the Annuity will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension plan,  profit  sharing plan or other  retirement  arrangement  that is eligible for special  treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more  individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any increase in the value of the Annuity  until an amount is received (a  "distribution").  This is  commonly  referred to as "tax  deferral".  A distribution  can be in the form of a lump sum payment  including  payment of a Death Benefit,  or in annuity  payments under one of the annuity payment options.  Certain other transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the Annuity must currently  include  any  increase in the value of the Annuity  during a tax year in its gross  income.  An  exception  from  current taxation applies for annuities held by a structured  settlement company,  by an employer with respect to a terminated  tax-qualified retirement  plan, a trust holding an annuity as an agent for a natural person,  or by a decedent's  estate by reason of the death of the decedent.  A tax-exempt entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions  Before  Annuitization:  Distributions  received before annuity  payments begin are generally  treated as coming first from "income on the contract" and then as a return of the  "investment  in the  contract".  The amount of any  distribution  that is treated  as receipt of  "income  on the  contract"  is  includible  in the  taxpayer's  gross  income and  taxable in the year it is received.  The amount of any  distribution  treated as a return of the  "investment  in the  contract"  is not  includible  in gross income.

|X|      "Income on the  contract" is calculated by  subtracting  the  taxpayer's  "investment  in the contract"  from the aggregate value of all "related contracts" (discussed below).
|X|      "Investment  in the  contract"  is equal to  total  purchase  payments  for all  "related  contracts"  minus  any  previous distributions  or portions of such  distributions  from such  "related  contracts"  that were not  includible  in gross income.
     "Investment  in the  contract"  may be affected by whether an annuity or any  "related  contract"  was  purchased  as part of a tax-free exchange of life insurance,  endowment,  or annuity  contracts under Section 1035 of the Code.  Unless  "after-tax" or non-deductible  contributions have been made to a Qualified Contract, the "investment in the contract" for a Qualified Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each  annuity  payment  received on or after the Annuity  Date will  generally be taxable.  The taxable  portion of each annuity  payment is determined by a formula which  establishes the ratio that the "investment in the contract"  bears to the total value of annuity  payments to be made.  This is called the  "exclusion  ratio." The  investment in the contract is excluded from gross income.  Any additional  payments  received that exceed the exclusion  ratio will be entirely includible in gross income.  The formula for determining the exclusion  ratio differs between fixed and variable  annuity  payments.
When  annuity  payments  cease  because of the death of the person upon whose life  payments are based and, as of the date of death, the amount of annuity  payments  excluded  from  taxable  income by the  exclusion  ratio  does not  exceed the  "investment  in the contract,"  then the remaining  portion of  unrecovered  investment is allowed as a deduction by the  beneficiary in the tax year of such death.

Penalty Tax on  Distributions:  Generally,  any  distribution  from an annuity  not used in  conjunction  with a Qualified  Contract
(Qualified  Contracts are  discussed  below) is subject to a penalty  equal to 10% of the amount  includible  in gross income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions made on or after the death of the contract owner, or, if the owner is an entity, the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of  substantially  equal periodic  payments for the life (or life  expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
|X|      Distributions of amounts which are treated as "investments in the contract" made prior to August 14, 1982;
|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service.

Special rules  applicable to "related  contracts":  Contracts  issued by the same insurer to the same contract owner within the same calendar year (other than certain  contracts owned in connection with a tax-qualified  retirement  arrangement) are to be treated as one annuity contract when determining the taxation of distributions  before  annuitization.  We refer to these contracts as "related contracts."  In situations  involving  related  contracts we believe that the values under such  contracts and the investment in the contracts  will be added  together to determine the proper  taxation of a  distribution  from any one contract  described  under the section  "Distributions before  Annuitization."  Distributions will be treated as coming first from income on the contract until all of the income on all such related  contracts is withdrawn,  and then as a return of the  investment  in the contract.  There is some uncertainty  regarding the manner in which the Internal Revenue Service would view related  contracts when one or more contracts are immediate  annuities or are contracts that have been  annuitized.  The Internal  Revenue Service has not issued guidance  clarifying this issue as of the date of this  Prospectus.  You are  particularly  cautioned  to seek  advice  from your own tax advisor on this matter.

Special  concerns  regarding  "substantially  equal  periodic  payments":  (also  known as  "72(t)" or  "72(q)"  distributions)  Any modification to a program of  distributions  which are part of a series of substantially  equal periodic  payments that occur before the later of the taxpayer  reaching age 59 1/2or five (5) years from the first of such payments will result in the  requirement to pay the taxes that would have been due had the  payments  been  treated as subject to tax in the years  received,  plus  interest.  This does not apply when the  modification is due by reason of death or disability.  It is our  understanding  that the Internal  Revenue
Service may not consider a scheduled  series of  distributions to qualify under Sections 72(q) or 72(t) if the holder of the annuity retains the right to modify such distributions at will, even if such right is not exercised,  or, for a variable annuity,  depending on how payments are structured.

Special  concerns  regarding  immediate  annuities:  The Internal  Revenue  Service has ruled that the  exception to the 10% penalty described  above for  "non-qualified"  immediate  annuities  as  defined  under the Code may not apply to annuity  payments  under a contract  recognized  as an immediate  annuity  under state  insurance  law  obtained  pursuant to an exchange of a contract if: (a)
purchase  payments for the exchanged  contract were  contributed or deemed to be contributed more than one year prior to the annuity starting date under the immediate  annuity;  and (b) the annuity  payments under the immediate  annuity do not meet the requirements of any other exception to the 10% penalty.

Special rules in relation to tax-free  exchanges under Section 1035:  Section 1035 of the Code permits certain tax-free exchanges of a life insurance,  annuity or endowment  contract for an annuity.  If an annuity is purchased  through a tax-free exchange of a life insurance,  annuity or endowment contract that was purchased prior to August 14, 1982, then any distributions  other than as annuity payments will be considered to come:
|X|      First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any "income on the  contract"  that is  attributable  to the  purchase  payments  made prior to August 14, 1982
       (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the  amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  investment  in the contract  made prior to August 14, 1982, such amounts are not included in taxable income.  Further,  distributions  received that are considered to be a return of investment on the contract from purchase  payments made prior to August 14, 1982,  such  distributions  are not subject to the 10% tax penalty.
In all other  respects,  the  general  provisions  of the Code apply to  distributions  from  annuities  obtained as part of such an exchange.

On November 22, 1999, the Internal  Revenue  Service issued an acquiescence in the decision of the United States Tax Court in Conway
v.  Commissioner (111 T.C. 350 (1998)) that a taxpayer's  partial surrender of a non-qualified  annuity contract and direct transfer of the  resulting  proceeds for the purchase of a new  non-qualified  annuity  contract  qualifies as a non-taxable  exchange  under
Section 1035 of the Internal  Revenue  Code.  "Acquiescence"  means that the IRS accepts the holding of the Court in a case and that the IRS will follow it in disposing of cases with the same controlling  facts.  Prior to the Conway decision,  industry practice has been to treat a partial  surrender of account  value as fully  taxable to the extent of any gain in the  contract for tax  reporting purposes and to  "step-up"  the basis in the  contract  accordingly.  However  with the IRS'  acquiescence  in the Conway  decision, partial  surrenders  may be treated in the same way as tax-free  1035  exchanges of entire  contracts,  therefore  avoiding  current taxation of any gains in the  contract as well as the 10% IRS tax penalty on pre-age 59 1/2withdrawals.  The IRS  reserved  the right to treat  transactions it considers  abusive as ineligible for this favorable partial 1035 exchange  treatment.  We do not know what transactions  may be  considered  abusive.  For example,  we do not know how the IRS may view early  withdrawals  or  annuitizations after a  partial  exchange.  As of the  date of this  prospectus,  we will  treat a  partial  surrender  of this  type  involving  a non-qualified  annuity  contract as a "tax-free"  exchange  for future tax  reporting  purposes,  except to the extent that we, as a reporting and withholding agent,  believe that we would be expected to deem the transaction to be abusive.  However,  some insurance companies may not recognize  these partial  surrenders  as tax-free  exchanges and may report them as taxable  distributions  to the extent of any gain  distributed  as well as subjecting the taxable  portion of the  distribution  to the 10% IRS early  distribution penalty.  We  strongly  urge you to  discuss  any  transaction  of this  type  with  your tax  advisor  before  proceeding  with the transaction.

While the principles  expressed in the Conway  decision  appear  applicable to partial  exchanges from life  insurance,  there is no guidance from the Internal  Revenue Service as to whether it concurs with  non-recognition  treatment under Section 1035 of the Code for such  transactions.  We will continue to report a partial  surrender of a life insurance  policy as subject to current  taxation to the extent of any gain.  In addition,  please be cautioned  that no specific  guidance has been provided as to the impact of such a transaction for the remaining life insurance policy,  particularly as to the subsequent  methods to be used to test for compliance under the Code for both the definition of life insurance and the definition of a modified endowment contract.

Special  Considerations  for  Purchasers of the Enhanced  Beneficiary  Protection  Optional  Death  Benefit:  As of the date of this
Prospectus,  it is our understanding  that the charges related to the optional Death Benefit are not subject to current taxation and we will not  report  them as such.  However,  the IRS could  take the  position  that  these  charges  should be  treated as partial withdrawals  subject to current  taxation to the extent of any gain and, if  applicable,  the 10% tax penalty.  We reserve the right to report charges for the optional Death Benefit as partial  withdrawals if we, as a reporting and withholding  agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be suitable as a funding vehicle for various types of  tax-qualified  retirement  plans.  We have provided  summaries of the types of  tax-qualified  retirement  plans with which we may issue an Annuity.  These summaries  provide general  information about the tax rules and are not intended to be complete  discussions.  The tax rules regarding  qualified  plans are complex.  These rules may include  limitations on contributions and restrictions on distributions,  including  additional  taxation of distributions and  additional  penalties.  The terms and  conditions  of the  tax-qualified  retirement  plan may  impose  other  limitations  and restrictions  that are in addition to the terms of the Annuity.  The  application  of these rules  depends on  individual  facts and circumstances.  Before  purchasing an Annuity for use in a qualified  plan, you should obtain  competent tax advice,  both as to the tax treatment and suitability of such an investment.  American  Skandia does not offer all of its annuities to all of these types of tax-qualified retirement plans.

Corporate  Pension and  Profit-sharing  Plans:  Annuities may be used to fund  employee  benefits of various  corporate  pension and profit-sharing  plans  established by corporate  employers  under Section 401(a) of the Code including  401(k) plans.  Contributions to such plans are not taxable to the employee until  distributions  are made from the retirement plan. The Code imposes  limitations on the amount that may be contributed  and the timing of  distributions.  The tax treatment of  distributions  is subject to special provisions of the Code, and also depends on the design of the specific  retirement plan.  There are also special  requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R. 10 Plans:  Annuities  may also be used to fund  benefits of retirement  plans  established  by  self-employed  individuals  for themselves and their  employees.  These are commonly  known as "H.R. 10 Plans" or "Keogh Plans".  These plans are subject to most of the same types of limitations and  requirements as retirement  plans  established by corporations.  However,  the exact  limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which  contributions may be  made  by  certain  qualifying  employers  such  as  public  schools  and  certain  charitable,  educational  and  scientific organizations  specified  in Section  501(c)(3)  for the  benefit of their  employees.  Such  contributions  are not  taxable to the employee  until  distributions  are made from the TSA.  The Code  imposes  limits on  contributions,  transfers  and  distributions.
Nondiscrimination requirements also apply.

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Under a TSA, you may be prohibited from taking  distributions  from the contract  attributable to  contributions  made pursuant to a salary reduction agreement unless the distribution is made:
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|X|      After the participating employee attains age 59 1/2;
|X|      Upon separation from service, death or disability; or
|X|      In the case of financial hardship (subject to restrictions).
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Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established by governmental and certain other tax exempt  employers  for their  employees  may invest in annuity  contracts.  The Code limits  contributions  and  distributions,  and imposes  eligibility  requirements as well.  Contributions  are not taxable to employees until  distributed from the plan.  However, plan assets  remain the  property of the  employer  and are subject to the claims of the  employer's  general  creditors  until such assets are made available to participants or their beneficiaries.

Individual  Retirement Programs or "IRAs":  Section 408 of the Code allows eligible individuals to maintain an individual retirement account or individual  retirement  annuity  ("IRA").  IRAs are subject to  limitations  on the amount that may be  contributed,  the contributions  that may be deducted  from  taxable  income,  the persons who may be eligible to  establish  an IRA and the time when distributions  must commence.  Further,  an Annuity may be established with  "roll-over"  distributions  from certain  tax-qualified retirement plans and maintain the tax-deferred status of these amounts.

Roth IRAs:  A form of IRA is also  available  called a "Roth  IRA".  Contributions  to a Roth IRA are not tax  deductible.  However, distributions  from a Roth IRA are free from  Federal  income taxes and are not subject to the 10% penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion from a traditional  IRA was made and the  distribution is made
                                                                                                       ---
(a) once the taxpayer is age 59 1/2or older,  (b) upon the death or disability of the taxpayer,  or (c) for qualified  first-time home buyer expenses,  subject to certain  limitations.  Distributions  from a Roth IRA that are not "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs and Roth  IRAs  will  receive a  special  disclosure  document,  which  describes  limitations  on  eligibility, contributions,  transferability  and  distributions.  It also  describes  the  conditions  under which  distributions  from IRAs and qualified plans may be rolled over or transferred into an IRA on a tax-deferred  basis and the conditions under which  distributions from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that meet  specified  criteria may  establish  Simplified  Employee  Pensions or SEP IRAs.  Employer
contributions  that may be made to employee SEP IRAs are larger than the amounts that may be  contributed  to other IRAs, and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts are generally  taxed under  Section 72 of the Code.  Under these rules,  a portion of each distribution  may be excludable  from income.  The  excludable  amount is the proportion of a  distribution  representing  after-tax contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a distribution from a Qualified  Contract made prior to age 59 1/2.  However, the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent to the death or  disability  of the taxpayer (for this purpose  disability is as defined in Section  72(m)(7)
     of the Code);
|X|      is part of a series  of  substantially  equal  periodic  payments  to be paid not less  frequently  than  annually  for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions above which are followed by an asterisk (*) do not apply to IRAs.  Certain other exceptions may be available.

Minimum  Distributions  after age 70 1/2: A participant's  interest in a Qualified Contract must generally be distributed,  or begin to be distributed, by the "required beginning date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar  year in which the  individual  retires from service with the employer  sponsoring  the plan.  The  retirement option is not available to IRAs.

The participant's  entire interest must be distributed  beginning no later than the required  beginning date over a period which may not  extend  beyond a  maximum  of the life or life  expectancy  of the  participant  (or the life  expectancies  of the owner and a designated  Beneficiary).  Each annual  distribution  must equal or exceed a "minimum  distribution  amount"  which is determined by dividing the account value by the applicable life  expectancy or pursuant to an annuity  payout.  If the account balance is used, it generally is based upon the Account Value as of the close of business on the last day of the previous calendar year.

If the  participant  dies before  reaching his or her  "required  beginning  date",  his or her entire  interest  must  generally be distributed  within five (5) years of death.  However,  this rule will be deemed satisfied if  distributions  begin before the close of the calendar year following death to a designated  Beneficiary (or over a period not extending  beyond the life expectancy of the beneficiary).  If the Beneficiary is the individual's surviving spouse,  distributions may be delayed until the deceased owner would have  attained  age 701/2. A  surviving  spouse  would  also have the  option to assume the IRA as his or her own if he or she is the sole designated  beneficiary.  If a participant dies after reaching his or her required  beginning date or after  distributions have commenced,  the  individual's  interest must  generally be distributed  at least as rapidly as under the method of  distribution  in effect at the time of the individual's death.

If the amount distributed is less than the minimum required distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

GENERAL TAX CONSIDERATIONS

Diversification:  Section  817(h) of the Code provides that a variable  annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of  insurance  companies).  If the  diversification  requirements  under the Code are not met and the  annuity is not  treated as an annuity,  the  taxpayer  will be subject to income tax on the annual gain in the  contract.  The Treasury  Department's  regulations prescribe the diversification  requirements for variable annuity contracts.  We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Transfers Between Investment  Options:  Transfers between investment  options are not subject to taxation.  The Treasury  Department may  promulgate  guidelines  under  which a variable  annuity  will not be treated as an annuity for tax  purposes  if persons  with ownership  rights have excessive  control over the  investments  underlying  such variable  annuity.  Such guidelines may or may not address the number of investment  options or the number of transfers  between  investment  options offered under a variable annuity.
It is not known whether such guidelines,  if in fact promulgated,  would have retroactive  effect. It is also not known what effect, if any, such guidelines may have on transfers  between the investment  options of the Annuity offered  pursuant to this  Prospectus.
We will take any action,  including  modifications to your Annuity or the  Sub-accounts,  required to comply with such guidelines if promulgated.

Federal  Income Tax  Withholding:  Section  3405 of the Code  provides  for  Federal  income  tax  withholding  on the  portion of a distribution  which is  includible  in the gross  income of the  recipient.  Amounts to be  withheld  depend  upon the nature of the distribution.  However,  under most  circumstances  a recipient  may elect not to have income  taxes  withheld or have income  taxes withheld at a different rate by filing a completed election form with us.

Certain distributions,  including rollovers,  from most Qualified Contracts, may be subject to automatic 20% withholding for Federal income taxes.  This will not apply to:
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal periodic  payments for the life or life  expectancy of the  participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan; and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments  and Pledges:  Any amount  received  directly or indirectly  as a loan from, or any  assignment or pledge of any portion of the value of, an annuity before annuity  payments have begun are treated as a distribution  subject to taxation under the distribution  rules set forth  above.  Any gain in an annuity on or after the  assignment  or pledge of an entire  annuity and while such  assignment  or pledge  remains  in effect is  treated as  "income  on the  contract"  in the year in which it is  earned.  For annuities  not issued for as Qualified  Contracts,  the cost basis of the annuity is increased  by the amount of any  assignment  or pledge  includible  in gross  income.  The cost  basis is not  affected  by any  repayment  of any loan for  which  the  annuity  is collateral or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone  other than the spouse of the owner (or former  spouse  incident to a divorce) is treated, for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain  competent tax advice with respect to possible  federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under the Code  certain  taxes may be due when all or part of an  annuity is  transferred  to, or a death  benefit is paid to, an  individual  two or more  generations  younger than the  contract  holder.  These  generation-skipping transfers  generally  include those subject to federal  estate or gift tax rules.  There is an aggregate $1 million  exemption  from taxes for all such  transfers.  We may be required to determine  whether a  transaction  is a direct skip as defined in the Code and the amount of the  resulting  tax. We will  deduct from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations  for Contingent  Annuitants:  There may be adverse tax consequences if a contingent  annuitant  succeeds an annuitant when the Annuity is owned by a trust that is neither tax exempt nor  qualifies  for preferred  treatment  under certain  sections of the Code.  In general,  the Code is designed  to prevent  indefinite  deferral  of tax.  Continuing  the benefit of tax  deferral by naming one or more contingent  annuitants  when the Annuity is owned by a  non-qualified  trust might be deemed an attempt to extend the tax deferral for an indefinite  period.  Therefore,  adverse tax treatment may depend on the terms of the trust, who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor  before naming a contingent annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements  and reports  required by applicable  law or  regulation  to you at your last known  address of record.  You should  therefore give us prompt notice of any address change.  We reserve the right, to the extent  permitted by law and subject to your prior  consent,  to provide  any  prospectus,  prospectus  supplements,  confirmations,  statements  and  reports  required  by applicable law or regulation to you through our Internet Website at  http://www.americanskandia.com  or any other electronic  means, including  diskettes or CD ROMs. We send a confirmation  statement to you each time a transaction  is made affecting  Account Value, such as making additional Purchase Payments,  transfers,  exchanges or withdrawals.  We also send quarterly statements detailing the activity  affecting your Annuity during the calendar quarter.  You may request  additional  reports.  We reserve the right to charge up to $50 for each such additional  report.  Instead of immediately  confirming  transactions made pursuant to some type of periodic transfer  program (such as a dollar cost averaging  program) or a periodic  Purchase  Payment  program,  such as a salary  reduction arrangement,  we may confirm such  transactions  in quarterly  statements.  You should review the  information  in these  statements carefully.

All errors or  corrections  must be reported to us at our Office as soon as possible to assure  proper  accounting  to your Annuity.
For transactions  that are confirmed  immediately,  we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the  confirmation.  For transactions  that are only confirmed on the quarterly  statement,  we assume all  transactions  are  accurate  unless  you  notify us  within 10 days from the date you  receive  the  quarterly  statement.  All transactions  confirmed  immediately or by quarterly  statement are deemed  conclusive  after the applicable  10-day period.  We may also send an annual report and a semi-annual  report  containing  applicable  financial  statements,  as of December 31 and June 30, respectively,  to Owners or, with your prior consent, make such documents available  electronically  through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company domiciled in Connecticut with licenses in all 50 states and the District of Columbia.  American Skandia is a wholly-owned  subsidiary of American  Skandia,  Inc., formerly known as American  Skandia  Investment  Holding  Corporation,  whose ultimate parent is Skandia  Insurance  Company Ltd., a
Swedish  company.  American  Skandia  markets its  products to  broker-dealers  and  financial  planners  through an internal  field marketing staff. In addition,  American Skandia markets through and in conjunction  with financial  institutions  such as banks that are permitted directly, or through affiliates, to sell annuities.

American Skandia is in the business of issuing variable annuity and variable life insurance  contracts.  American Skandia  currently offers the following  products:  (a) flexible  premium  deferred  annuities and single  premium fixed  deferred  annuities  that are registered  with the SEC; (b) certain  other fixed  deferred  annuities  that are not  registered  with the SEC;  (c) certain  group variable  annuities  that are exempt from  registration  with the SEC that serve as funding  vehicles for various types of qualified pension and profit sharing plans;  (d) a single premium  variable life insurance  policy that is registered  with the SEC; and (e) a flexible premium life insurance policy that is registered with the SEC.

WHAT ARE SEPARATE ACCOUNTS?
The assets  supporting  our  obligations  under the Annuities may be held in various  accounts,  depending on the  obligation  being supported.  In the accumulation phase, assets supporting Account Values are held in separate accounts  established under the laws of the State of Connecticut.  We are the legal owner of assets in the separate accounts.  In the payout phase,  assets supporting fixed annuity payments and any adjustable  annuity payments we make available are held in our general  account.  Income,  gains and losses from assets  allocated to these separate  accounts are credited to or charged  against each such separate  account without regard to other income,  gains or losses of American Skandia or of any other of our separate  accounts.  These assets may only be charged with liabilities  which arise from the annuity  contracts  issued by  American  Skandia  Life  Assurance  Corporation.  The amount of our obligation in relation to allocations to the  Sub-accounts  is based on the investment  performance of such  Sub-accounts.  However, the obligations themselves are our general corporate obligations.

Separate Account B
During the accumulation  phase, the assets supporting  obligations based on allocations to the variable  investment options are held in Class 1 Sub-accounts of American Skandia Life Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account
B". Separate  Account B consists of multiple  Sub-accounts.  The name of each Sub-account  generally  corresponds to the name of the underlying  Portfolio.  The names of each Sub-account are shown in the Statement of Additional  Information.  Separate Account B was
established by us pursuant to Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits that vary according to the investment  performance of Separate  Account B. The  Sub-accounts  offered  pursuant to this
Prospectus are all Class 1 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  in Separate  Account B has a different level of charges assessed against such  Sub-accounts.  You will find additional  information about these underlying mutual funds and portfolios in the prospectuses for such funds.

Separate  Account B is  registered  with the SEC under the  Investment  Company  Act of 1940  ("Investment  Company  Act") as a unit investment  trust,  which is a type of  investment  company.  This does not involve  any  supervision  by the SEC of the  investment policies,  management  or  practices of Separate  Account B. Each  Sub-account  invests only in a single  mutual fund or mutual fund portfolio.

We reserve the right to make  changes to the  Sub-accounts  available  under the Annuity as we determine  appropriate.  We may offer new  Sub-accounts,  eliminate  Sub-accounts,  or combine  Sub-accounts  at our sole  discretion.  We may also close  Sub-accounts to additional  Purchase  Payments on existing Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after specified dates.  We may also substitute an underlying  mutual fund or portfolio of an underlying  mutual fund for another  underlying  mutual fund or  portfolio  of an  underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are required to obtain under the  Investment  Company  Act of 1940.  We will  notify  Owners of changes  we make to the  Sub-accounts  available  under the
Annuity.

Values and benefits based on  allocations to the  Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not  guarantee  the  investment  results of any  Sub-account.  Your Account Value allocated to the Sub-accounts may increase or decrease.  You bear the entire investment risk.

Separate Account D
During the  accumulation  phase,  assets  supporting our obligations  based on Fixed  Allocations are held in American  Skandia Life
Assurance  Corporation  Separate  Account  D, also  referred  to as  Separate  Account  D. Such  obligations  are based on the fixed interest  rates we credit to Fixed  Allocations  and the terms of the Annuities.  These  obligations do not depend on the investment performance of the assets in Separate Account D.  Separate Account D was established by us pursuant to Connecticut law.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We have sole discretion over the investment  managers  retained to manage the assets  maintained in Separate Account D. We currently employ  investment  managers for Separate  Account D including,  but not limited to, J.P.  Morgan  Investment  Management  Inc. Each manager  we employ is  responsible  for  investment  management  of a  different  portion of  Separate  Account D. From time to time additional  investment  managers may be employed or  investment  managers may cease being  employed.  We are under no  obligation to employ or continue to employ any investment manager(s).

We are not obligated to invest  according to specific  guidelines or strategies  except as may be required by Connecticut  and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying  mutual fund is registered as an open-end  management  investment  company under the Investment  Company Act. Shares of the underlying  mutual fund portfolios are sold to separate  accounts of life insurance  companies  offering variable annuity and variable life insurance products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying  mutual funds in which the  Sub-accounts  invest.  However,  under SEC rules, you have voting  rights in relation  to Account  Value  maintained  in the  Sub-accounts.  If an  underlying  mutual fund  portfolio requests a vote of  shareholders,  we will vote our shares in the manner  directed by Owners with  Account  Value  allocated to that
Sub-account.  Owners have the right to vote an amount equal to the number of shares  attributable to their  contracts.  If we do not receive  voting  instructions  in relation to certain  shares,  we will vote those shares in the same manner and  proportion  as the shares for which we have  received  instructions.  We will furnish  those Owners who have Account  Value  allocated to a Sub-account whose  underlying  mutual  fund  portfolio  has  requested  a  "proxy"  vote  with the  necessary  forms to  provide  us with  their instructions.  Generally,  you will be asked to  provide  instructions  for us to vote on matters  such as changes in a  fundamental investment  strategy,  adoption of a new  investment  advisory  agreement,  or matters  relating to the structure of the  underlying mutual fund that require a vote of shareholders.

American  Skandia  Trust (the  "Trust") has obtained an  exemption  from the  Securities  and Exchange  Commission  that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to change  sub-advisors  for a Portfolio and to enter into new sub-advisory  agreements,  without  obtaining  shareholder approval of the changes.  This exemption (which is similar to exemptions  granted to other  investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision  and management of the  sub-advisors by ASISI and the  Trustees.  The Trust is  required,  under the terms of the  exemption,  to  provide  certain  information  to  shareholders following these types of changes.

Material Conflicts
It is possible that  differences  may occur between  companies  that offer shares of an  underlying  mutual fund  portfolio to their respective  separate  accounts  issuing  variable  annuities  and/or  variable life insurance  products.  Differences may also occur surrounding the offering of an underlying  mutual fund portfolio to variable life insurance  policies and variable annuity contracts that we offer.  Under certain  circumstances,  these  differences could be considered  "material  conflicts," in which case we would take  necessary  action to protect  persons with voting rights under our variable  annuity  contracts  and variable  life  insurance policies  against  persons  with  voting  rights  under other  insurance  companies'  variable  insurance  products.  If a "material conflict" were to arise between owners of variable  annuity  contracts and variable life  insurance  policies  issued by us we would take  necessary  action to treat such  persons  equitably  in  resolving  the  conflict.  "Material  conflicts"  could  arise due to differences  in voting  instructions  between  owners of variable  life  insurance  and  variable  annuity  contracts of the same or different companies.  We monitor any potential conflicts that may exist.

Fees Payable by Underlying Funds
American  Skandia or our  affiliates  have  entered  into  agreements  with the  investment  adviser or  distributor  of many of the underlying  Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support services to the
Portfolios for which a fee is paid that is generally based on a percentage of the average assets  allocated to the Portfolios  under the Annuity.  Any fees payable  will be  consistent  with the services  rendered or the  expected  cost savings  resulting  from the arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American  Skandia,  Inc., is the distributor and principal  underwriter of the securities  offered  through this  prospectus.  ASM acts as the distributor of a number of annuity and life  insurance  products we offer and both American  Skandia Trust and American  Skandia  Advisor  Funds,  Inc., a family of retail mutual  funds.  ASM also acts as an  introducing  broker-dealer  through  which it receives a portion of  brokerage  commissions  in connection  with  purchases  and sales of securities  held by  portfolios of American  Skandia Trust which are offered as underlying investment options under the Annuity.

ASM's principal business address is One Corporate Drive,  Shelton,  Connecticut 06484. ASM is registered as broker-dealer  under the
Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 5.5%.  Alternative  compensation  schedules are available  that provide a lower initial commission  plus ongoing  annual  compensation  based on all or a portion of Account  Value.  We may also provide  compensation  for providing  ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

Advertising:  We may  advertise  certain  information  regarding  the  performance  of the  investment  options.  Details  on how we calculate  performance for the  Sub-accounts  are found in the Statement of Additional  Information.  This  information may help you review the  performance of the investment  options and provide a basis for comparison  with other  annuities.  It may be less useful when comparing the  performance of the investment  options with other savings or investment  vehicles.  Such other  investments  may not provide  some of the benefits of  annuities,  or may not be designed  for  long-term  investment  purposes.  Additionally  other savings or investment vehicles may not be receive the beneficial tax treatment given to annuities under the Code.

We may advertise the  performance  of the  underlying  mutual fund  portfolios in the form of "Standard"  and  "Non-standard"  Total
Returns.  "Standard Total Return" figures assume that all charges and fees are applicable,  including any contingent  deferred sales charge  that may apply for the period  shown.  "Non-standard  Total  Return"  figures  may be used that do not  reflect all fees and charges.  Non-standard  Total Returns are calculated in the same manner as  standardized  returns except that the  calculations  may assume no redemption at the end of the applicable  periods.  These figures may not take into consideration the Annuity's  contingent deferred  sales  charge.  Non-standard  Total  Returns  may also assume  that the Annual  Maintenance  Fee does not apply due to the average  Account Value being greater than $100,000,  where the charge is waived.  Standard and  Non-standard  Total Returns will not reflect  charges that apply to either  Optional  Death  Benefit.  Non-Standard  Total Returns must be  accompanied by Standard Total
Returns.

Performance  information on the Sub-accounts is based on past performance only and is not an indication or  representation of future performance.  Performance of the Sub-accounts is not fixed.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the underlying  mutual funds or portfolios and upon prevailing  market conditions and the response of the underlying  mutual funds to such  conditions.  Actual  performance will also depend on changes in the expenses of the underlying  mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the amount of charges  assessed  against each  Sub-account  will affect performance.

Some of the  underlying  mutual  fund  portfolios  existed  prior to the  inception  of these  Sub-accounts.  Performance  quoted in advertising  regarding such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund portfolios have been in existence,  but the
Sub-accounts have not. Such  hypothetical  historical  performance is calculated using the same assumptions  employed in calculating actual  performance  since  inception  of the  Sub-accounts.  Hypothetical  historical  performance  of the  underlying  mutual fund portfolios prior to the existence of the Sub-accounts may only be presented as Non-Standard Total Returns.

The information we may advertise  regarding the Fixed  Allocations  may include the then current  interest rates we are crediting to new Fixed  Allocations.  Information  on  current  rates  will be as of the date  specified  in such  advertisement.  Rates  will be included in  advertisements  to the extent  permitted by law. Given that the actual rates  applicable to any Fixed Allocation are as of the date of any such Fixed  Allocation's  Guarantee  Period begins,  the rate credited to a Fixed  Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute may also compare the  performance of our  Sub-accounts  with: (a) certain  unmanaged  market  indices, including but not limited to the Dow Jones Industrial  Average,  the Standard & Poor's 500, the NASDAQ 100, the Shearson Lehman Bond
Index,  the Frank Russell  non-U.S.  Universal Mean, the Morgan Stanley  Capital  International  Index of Europe,  Asia and Far East
Funds, and the Morgan Stanley Capital  International World Index; and/or (b) other management  investment  companies with investment objectives  similar to the mutual fund or portfolio  underlying the  Sub-accounts  being compared.  This may include the performance ranking assigned by various publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune, Money, Barron's,
Business Week, USA Today and  statistical  services,  including but not limited to Lipper  Analytical  Services Mutual Funds Survey,
Lipper Annuity and Closed End Survey,  the Variable  Annuity Research Data Survey,  SEI, the Morningstar  Mutual Fund Sourcebook and
the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance  Corporation may advertise its rankings and/or ratings by independent  financial  ratings  services.
Such rankings may help you in evaluating  our ability to meet our  obligations in relation to Fixed  Allocations,  pay minimum death benefits,  pay annuity  payments or administer  Annuities.  Such rankings and ratings do not reflect or relate to the performance of
Separate Account B.

AVAILABLE INFORMATION
A Statement of  Additional  Information  is available  from us without  charge upon your  request.  This  Prospectus  is part of the registration  statement we filed with the SEC regarding this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference  Section,  450 Fifth Street N.W.,  Washington,  D.C., 20549. You may inspect and copy those  registration statements  and  exhibits  thereto at the SEC's  public  reference  facilities  at the above  address,  Room 1024,  and at the SEC's
Regional  Offices,  7 World Trade Center,  New York, NY, and the Everett  McKinley  Dirksen  Building,  219 South  Dearborn  Street,
Chicago,  IL. These  documents,  as well as documents  incorporated  by reference,  may also be obtained  through the SEC's Internet
Website  (http://www.sec.gov)  for this registration  statement as well as for other registrants that file  electronically  with the
SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the extent and only to the extent that any statement in a document  incorporated  by reference  into this  Prospectus is modified or  superseded  by a statement in this  Prospectus  or in a  later-filed  document,  such  statement is hereby deemed so modified or superseded and not part of this  Prospectus.  The Annual Report on Form 10-K for the year ended December 31, 1999  previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will furnish you without charge a copy of any or all of the documents  incorporated  by reference in this  Prospectus,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer  Service Team at  1-800-752-6342  or our automated  telephone  access and response  system  (STARS) at
       1-800-766-4530
|X|      writing to us at American Skandia Life Assurance  Corporation,  Attention:  Customer  Service,  P.O. Box 7038,  Bridgeport,
       Connecticut 06601-7038
|X|      sending an email to customerservice@americanskandia.com or visiting our Internet Website at www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You  can  obtain   account   information   through  our   automated   telephone   access  and   response   system   (STARS)  and  at
www.americanskandia.com,  our Internet  Website.  Our Customer Service  representatives  are also available during business hours to provide you with  information  about your  account.  You can request  certain  transactions  through our  telephone  voice  response system,  our  Internet  Website or through a customer  service  representative.  You can provide  authorization  for a third  party, including  your  attorney-in-fact  acting  pursuant  to a power of  attorney or a  financial  professional,  to access your  account information  and perform  certain  transactions  on your account.  You will need to complete a form provided by us which  identifies those  transactions  that you wish to authorize via telephonic and electronic  means and whether you wish to authorize a third party to perform any such  transactions.  We require that you or your  representative  provide  proper  identification  before  performing transactions  over the  telephone  or through our Internet  Website.  This may include a Personal  Identification  Number (PIN) that will be provided to you upon issue of your Annuity or you may  establish or change your PIN through our automated  telephone  access and response  system (STARS) and at  www.americanskandia.com,  our Internet  Website.  Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested  via  telephone are recorded.  To the extent  permitted by law, we will not be  responsible  for any claims, loss,  liability or expense in connection with a transaction  requested by telephone or other  electronic  means if we acted on such transaction  instructions  after following  reasonable  procedures to identify those persons  authorized to perform  transactions on your  Annuity  using  verification  methods  which may  include a request  for your  Social  Security  number,  PIN or other form of electronic  identification.  We may be liable for losses due to  unauthorized  or fraudulent  instructions if we did not follow such procedures.

American  Skandia does not guarantee access to telephonic and electronic  information or that we will be able to accept  transaction instructions  via the  telephone  or  electronic  means at all times.  American  Skandia  reserves  the right to limit,  restrict or terminate telephonic and electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as  indemnification  for  liabilities  arising under the Securities Act of 1933 (the  "Securities  Act") may be permitted to directors,  officers or persons  controlling the registrant pursuant to the foregoing  provisions,  the registrant has been informed that in the opinion of the SEC such  indemnification  is against  public policy as expressed in the  Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this  Prospectus,  neither we nor ASM were involved in any litigation  outside of the ordinary course of business, and know of no material claims.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive officers,  directors and certain significant  employees,  their ages, positions with us and principal  occupations are indicated  below.  The  immediately  preceding  work  experience  is provided for officers  that have not been  employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
48                                                            and Director (since September, 2000)                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Abram joined us in 1998.  She  previously  held the  position of Senior Vice  President,  Chief  Marketing  Officer with Mutual
Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
30                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Kimberly Anderson                                             Vice President                                         Vice President:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
31                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Arena joined us in 1995.  He  previously  held an  internship  position with KPMG Peat Marwick in 1994 and the position of Group
Sales Representative with Paul Revere Insurance from October, 1990 to August, 1993.

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
47                                                            Director (since July, 1991)                      American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
35                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Malcolm M. Campbell                                           Director (since July, 1991)                 Director of Operations and
44                                                                                                     Chief Actuary, Assurance and
                                                                                                        Financial Services Division:
                                                                                                      Skandia Insurance Company Ltd.

Carl Cavaliere                                                Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cavaliere joined us in 1998.  He previously held the position of Director of Operations with Aetna, Inc. since 1989.

Y.K. Chan                                                     Senior Vice President                            Senior Vice President
42                                                            and Director (since September, 2000)    and Chief Information Officer:
                                                                                                        American Skandia Information
                                                                                                 Services and Technology Corporation

Mr. Chan joined us in 1999. He  previously  held the position of Chief  Information  Officer with E.M.  Warburg  Pincus from January
1995 until April 1999 and the position of Vice President,  Client Server  Application  Development  with Scudder,  Stevens and Clark from January 1991 until January 1995.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
41                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello  joined us in 1997.  She  previously  held the position of Assistant Vice President with Phoenix Duff & Phelps since
1984.

Lincoln R. Collins                                            Senior Vice President                           Senior Vice President:
39                                                            Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cronin joined us in 1998.  He previously  held the position of  Manager/Client  Investor with Columbia  Circle  Investors  since
1995.

Harold Darak                                                  Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999.  He  previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since 1998 and the positions of Second Vice President with The Guardian since 1996 and The Travelers from October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
40                                                            Director (since July, 1991)                    Chief Executive Officer
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
53                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Berthann Jones                                                Vice President                                         Vice President:
45                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Jones joined us in 1997. She previously  held the position of Vice  President/Trust  Officer with Ridgefield Bank since 1996 and
Manager with Wright Investors Service since 1993.

Ian Kennedy                                                   Senior Vice President                           Senior Vice President:
52                                                            and Director (since September, 2000)                  American Skandia
                                                                                                             Marketing, Incorporated

Mr. Ian Kennedy  joined us in 1998. He previously was  self-employed  since 1996 and held the position of Vice  President,  Customer
Service with SunLife of Canada from September, 1968 to August, 1995.

N. David Kuperstock                                           Vice President                                         Vice President:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President                                         Vice President,
45                                                                                                                    Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Robert K. Leach joined us in 2000.  He  previously  was employed in the U.S.  Retirement  Products and Services  Division of Sun
Life of Canada and held the position of vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President and              Executive Vice President and
47                                                            Chief Financial Officer,                      Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Gunnar J. Moberg                                              Director (since October, 1994)         Director - Marketing and Sales,
45                                                                                                          Assurances and Financial
                                                                                                                  Services Division:
                                                                                                      Skandia Insurance Company Ltd.

David R. Monroe                                               Senior Vice President,                          Senior Vice President,
38                                                            Treasurer and                                            Treasurer and
                                                              Corporate Controller                             Corporate Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Monroe joined us in 1996.  He previously held positions of Assistant Vice President at Allmerica Financial since 1994.

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
31                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
37                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
44                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999.  She  previously  held the position of First Vice President  with  Prudential  Securities  since 1997 and
Vice President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
50                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
55                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
33                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Stockla  joined us in 1998.  She  previously  held the position of Manager,  Application  Development  with Citizens  Utilities
Company since 1996 and HRIS Tech Support Representative with Yale New Haven Hospital since 1993.

William H. Strong                                             Vice President                                         Vice President:
56                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously  held the position of Vice President with American  Financial  Systems from June 1994 to
October 1997 and the position of Actuary with Connecticut Mutual Life from June 1965 to June 1994.

Leslie S. Sutherland                                          Vice President                                         Vice President:
46                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
42                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Christian W. Thwaites                                         Senior Vice President                           Senior Vice President:
42                                                            and Director (since September, 2000)                  American Skandia
                                                                                                             Marketing, Incorporated

Mr.  Thwaites  joined us in 1996. He previously  held the position of  consultant  with Monitor  Company since October 1995 and Vice
President with Aetna, Inc. since 1995.

Mary Toumpas                                                  Vice President                                      Vice President and
48                                                                                                              Compliance Director:
                                                                                                                    American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Toumpas joined us in 1997. She  previously  held the position of Assistant  Vice  President  with Chubb  Life/Chubb  Securities since 1973.

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
52                                                            Director (since September, 1994)                      American Skandia
                                                                                                             Marketing, Incorporated

Deborah G. Ullman                                             Senior Vice President                           Senior Vice President:
45                                                            and Director (since September, 2000)             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Ullman joined us in 1998.  She previously held the position of Vice President with Aetna, Inc. since 1977.

Jeffrey M. Ulness                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Brett M. Winson                                               Senior Vice President and                       Senior Vice President:
44                                                            Director (since March 2000)                     American Skandia, Inc.

Mr. Winson joined us in 1998.  He previously held the position of Senior Vice President with Sakura Bank, Ltd. since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 1 Sub-accounts)

                                     APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                Consolidated Statements of Financial Condition
                                                (in thousands)
                                                                       September 30,             December 31,
                                                                           2000                      1999
                                                                    ------------------        ------------------
                                                                        (unaudited)
ASSETS
------

Investments:
  Fixed maturities - at amortized cost                              $              -          $          3,360
  Fixed maturities - at fair value                                           205,495                   198,165
  Equity Securities - at fair value                                           23,215                    16,404
  Derivative instruments
                                                                                 569                       189
  Policy loans                                                                 2,748                     1,270
                                                                      ----------------          ----------------

    Total investments                                                        232,027                   219,388

Cash and cash equivalents                                                    111,257                    89,212
Accrued investment income                                                      3,963                     4,054
Deferred acquisition costs                                                 1,376,831                 1,087,705
Reinsurance receivable                                                         2,672                     4,062
Income tax receivable - deferred                                              36,085                    51,726
Income tax recoverable                                                         1,975                         -
State insurance licenses                                                       4,150                     4,263
Fixed assets                                                                   6,323                     3,305
Other assets                                                                  90,382                    36,698
Separate account assets                                                   33,024,812                29,381,166
                                                                    ------------------        ------------------

  Total assets                                                      $     34,890,477          $     30,881,579
                                                                    ==================        ==================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits          $         93,928          $         73,292
Drafts outstanding                                                            52,040                    51,059
Accounts payable and accrued expenses                                        138,703                   158,590
Income tax payable                                                                 -                    24,268
Payable to affiliates                                                        206,459                    68,736
Future fees payable to parent                                                771,529                   576,034
Short-term borrowing                                                          10,000                    10,000
Surplus notes                                                                179,000                   179,000
Separate account liabilities                                              33,024,812                29,381,166
                                                                    ------------------        ------------------

  Total Liabilities                                                       34,476,471                30,522,145
                                                                    ------------------        ------------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                     2,500                     2,500
Additional paid-in capital                                                   218,329                   215,879
Retained earnings                                                            190,841                   141,162
Accumulated other comprehensive income (loss)                                  2,336                      (107)
                                                                    ------------------        ------------------

    Total Shareholder's equity                                               414,006                   359,434
                                                                    ------------------        ------------------

    Total liabilities and shareholder's equity                      $     34,890,477          $     30,881,579
                                                                    ==================        ==================

                           See notes to unaudited consolidated financial statements.

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Consolidated Statements of Income
                                                (in thousands)
                                                  (unaudited)

                                                                           Nine Months Ended September 30,
                                                                            2000                     1999
                                                                    ------------------        ------------------

REVENUES
--------

Annuity and life insurance charges and fees                         $                         $        204,103
                                                                             325,052
Fee income                                                                    95,130                    58,184
Net investment income                                                         10,690                     8,231
Premium income                                                                 7,804                     1,236
Net realized capital gains (losses)                                           (1,565)                      526
Other                                                                          1,610                     1,279
                                                                    ------------------        ------------------

  Total revenues                                                             438,721                   273,559
                                                                    ------------------        ------------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                            533                       480
  Change in annuity and life insurance policy reserves                        12,024                     2,519
  Cost of minimum death benefit reinsurance                                                              2,946
                                                                                   -
  Return credited to contractowners                                           11,085                    (1,208)
                                                                    ------------------        ------------------

                                                                              23,642                     4,737

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                                 262,626                   152,264
  Interest expense                                                            84,344                    46,505
                                                                    ------------------        ------------------

                                                                             346,970                   198,769
                                                                    ------------------        ------------------

  Total benefits and expenses                                                370,612                   203,506
                                                                    ------------------        ------------------

    Income from operations before income tax                                  68,109                    70,053

      Income tax expense                                                      18,430                    18,884
                                                                    ------------------        ------------------

        Net income                                                   $        49,679          $         51,169
                                                                    ==================        ==================

                           See notes to unaudited consolidated financial statements.

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Consolidated Statements of Income
                                                (in thousands)

                                                                         Three Months Ended September 30,
                                                                            2000                    1999
                                                                    ------------------        ---------------

REVENUES
--------

Annuity and life insurance charges and fees                         $        113,844          $
                                                                                                     75,296
Fee income                                                                    33,074                 21,894
Net investment income                                                                                 2,735
                                                                               4,186
Premium income                                                                                          328
                                                                               5,545
Net realized capital gains (losses)                                                                     206
                                                                                (858)
Other                                                                                                   437
                                                                                 492
                                                                    ------------------        ---------------

  Total revenues                                                             156,283                100,896
                                                                    ------------------        ---------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                                                   100
                                                                                 255
  Change in annuity and life insurance policy reserves                                               (6,759)
                                                                               2,519
  Cost of minimum death benefit reinsurance                                                              (9)
                                                                                   -
  Return credited to contractowners                                           13,447                  2,654
                                                                    ------------------        ---------------

                                                                              16,221                 (4,014)

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                                  98,201                 58,323
  Interest expense                                                            28,124                 17,288
                                                                    ------------------        ---------------

                                                                             126,325                 75,611
                                                                    ------------------        ---------------

  Total benefits and expenses                                                142,546                 71,597
                                                                    ------------------        ---------------

    Income from operations before income tax                                  13,737                 29,299

      Income tax expense
                                                                               3,167                  7,898
                                                                    ------------------        ---------------

        Net income                                                   $        10,570          $
                                                                                                     21,401
                                                                    ==================        ===============

                           See notes to unaudited consolidated financial statements.

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                Consolidated Statements of Shareholder's Equity
                                                (in thousands)

                                                                        September 30,            December 31,
                                                                            2000                     1999
                                                                    ------------------ -------------------------
                                                                        (unaudited)

Common stock:
  Beginning balance                                                 $          2,500          $          2,000
  Increase in par value                                                                                    500
                                                                                    -
                                                                    ------------------ -------------------------

    Ending balance                                                                                       2,500
                                                                               2,500
                                                                    ------------------ -------------------------

Additional paid in capital:
  Beginning balance                                                          215,879                   179,889
  Transferred to common stock                                                                             (500)
                                                                                    -
  Additional contributions                                                     2,450                    36,490
                                                                    ------------------ -------------------------

    Ending balance                                                           218,329                   215,879
                                                                    ------------------ -------------------------

Retained earnings:
  Beginning balance                                                          141,162                    64,993
  Net income                                                                  49,679                    76,169
                                                                    ------------------ -------------------------

    Ending balance                                                           190,841                   141,162
                                                                    ------------------ -------------------------

Accumulated other comprehensive income (loss):
  Beginning balance                                                                                      3,535
                                                                                (107)
  Other comprehensive income (loss)                                                                     (3,642)
                                                                               2,443
                                                                    ------------------ -------------------------

    Ending Balance                                                                                        (107)
                                                                               2,336
                                                                    ------------------ -------------------------

      Total shareholder's equity                                    $                         $        359,434
                                                                             414,006
                                                                    ================== =========================

                           See notes to unaudited consolidated financial statements.

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                         (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                     Consolidated Statements of Cash Flows
                                                (in thousands)
                                                  (unaudited)
                                                                           Nine Months Ended September 30,
                                                                            2000                     1999
                                                                    ------------------       -------------------

Cash flow from operating activities:
  Net income                                                         $        49,679          $         51,169
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                               2,790                       199
      Deferred tax expense                                                    14,325                     5,200
      Increase in policy reserves                                             12,587
                                                                                                         6,106
      Increase in payable to affiliates                                      137,723                   115,248
      Change in income tax payable/recoverable                               (26,243)                   (8,911)
      Increase in other assets                                               (53,684)                   (3,596)
      Decrease/(increase) in accrued investment income                                                     (77)
                                                                                  91
      Decrease/(increase) in reinsurance receivable                                                     (1,393)
                                                                               1,390
      Net increase in deferred acquisition costs                            (289,126)                 (246,261)
      (Decrease)/increase in accounts payable and accrued expenses           (19,887)                   26,777
      Increase in drafts outstanding                                                                     8,200
                                                                                 981
      Change in foreign currency translation, net
                                                                                 (78)                      771
      Unrealized loss on derivative instruments
                                                                                    -                      178
      Net realized capital (gain)/loss                                                                    (526)
                                                                               1,565
                                                                    ------------------       -------------------

        Net cash used in operating activities                               (167,887)                  (46,916)
                                                                    ------------------       -------------------

Cash flow from investing activites:
      Purchase of fixed maturity investments                                (283,490)                  (36,517)
      Proceeds from sale and maturity of fixed
        maturity investments                                                 283,586                    33,561
      Purchase of derivatives                                                 (3,277)                   (4,974)
      Purchase of shares in mutual funds                                     (12,615)                  (15,564)
      Proceeds from sale of shares in mutual funds                                                      14,229
                                                                               4,063
      Purchase of fixed assets                                                (2,851)
                                                                                                             -
      Purchase of short term investments                                                               (30,697)
                                                                                    -
      Increase in policy loans                                                (1,478)                     (472)
                                                                    ------------------       -------------------

        Net cash used in investing activities                                (16,062)                  (40,434)
                                                                    ------------------       -------------------

Cash flow from financing activities:
      Capital contribution from parent                                                                  11,690
                                                                               2,450
      Increase in future fees payable to parent, net                         195,495                    79,704
      Net deposits to/(withdrawals from) contractowner accounts                                        (13,254)
                                                                               8,049
--------------------------------------------------------------------------------------       -------------------

        Net cash provided by financing activities                            205,994                    78,140
                                                                    ------------------       -------------------

          Net increase/(decrease) in cash and cash
            equivalents                                                       22,045                    (9,210)

          Cash and cash equivalents at beginning of period                    89,212                    77,525
                                                                    ------------------       -------------------

            Cash and cash equivalents at end of period               $       111,257          $         68,315
                                                                    ==================       ===================

     Income taxes paid                                               $        30,349          $         16,867
                                                                    ==================       ===================

      Interest paid                                                  $        85,902          $         45,434
                                                                    ==================       ===================

                           See notes to unaudited consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                         September 30, 2000

1.       BASIS OF PRESENTATION

         The accompanying  unaudited  consolidated financial statements of American Skandia Life Assurance Corporation (the Company)
         have been prepared in accordance with generally accepted accounting  principles for interim financial  information and with the  instructions  to Form 10-Q and Article 10 of Regulation S-X.  Accordingly,  they do not include all of the information and footnotes required by generally accepted  accounting  principles for complete financial  statements.  In the opinion of management,  all adjustments  (consisting of normal recurring accruals)  considered  necessary for a fair presentation have been  included.  Operating  results for the nine month period ended  September 30, 2000 are not  necessarily  indicative of the  results  that  may be  expected  for the  year  ending  December  31,  2000.  For  further  information,  refer to the consolidated  financial  statements and footnotes thereto in the Company's  audited  consolidated  financial  statements on
         Form 10-K for the year ended December 31, 1999.

         Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

2.       NEW ACCOUNTING PRONOUNCEMENT

         In June 1998, the Financial  Accounting  Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 133
         ("FAS  133"),  "Accounting  for  Derivative  Instruments  and  Hedging  Activities."  The FASB has amended FAS 133 with the issuance of Statement No. 137  "Accounting  for Derivative  Instruments  and Hedging  Activities-Deferral  of the Effective
         Date of FASB Statement No. 133" and Statement No. 138  "Accounting for Certain  Derivative  Instruments and Certain Hedging
         Activities."  FAS 133 is effective  for fiscal years  beginning  after June 15, 2000.  The Company is currently  evaluating the potential impact of this statement on its financial position and results of operations.

3.       SEGMENT REPORTING

         During 1998, to complement its annuity  products,  the Company launched  marketing and operational  activities  towards the release of variable life insurance and qualified  retirement plan annuity  products.  Assets under management and sales for the products other than variable  annuities  have not yet been  significant  enough to warrant full segment  disclosures as required by FAS 131, "Disclosures about Segments of an Enterprise and Related Information."

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                         September 30, 2000

4.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the nine months ended September 30, 2000 and 1999 were as follows:

                  (in thousands)                                           2000              1999
                                                                           ----              ----

         Net income                                                       $49,679          $51,169
         Other comprehensive income (loss):
           Net Unrealized investment gain/(loss) on
               available for sale securities                                2,493           (5,054)

           Foreign currency translation                                       (50)             501
                                                                     -------------      ----------

         Other comprehensive income (loss)                                  2,443           (4,553)
                                                                       ----------        ---------

         Comprehensive income                                             $52,122          $46,616
                                                                          =======          =======

         The components of accumulated other  comprehensive  income, net of tax, as of September 30, 2000 and December 31, 1999 were as follows:

                  (in thousands)                                           2000              1999
                                                                           ----              ----

         Unrealized investment gains/(losses)                            $  2,238           ($ 255)
         Foreign currency translation                                          98              148
                                                                      -----------           ------

         Accumulated other comprehensive income (loss)                   $  2,336           ($ 107)
                                                                         ========            ======

5.       FOREIGN ENTITY

                           The  Company  has a 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life insurance  company domiciled in Mexico,  selling long-term savings products within Mexico.  Skandia Vida, which is fully consolidated in the accompanying  financial  statements,  had total shareholders' equity of $5,554,000 as of
                  September 30, 2000 and  $4,592,000 as of December 31, 1999 and has generated  losses of $1,410,000  and $1,747,000 for the nine months ended September 30, 2000 and 1999, respectively.

                                               AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                         September 30, 2000

6.       FUTURE FEES PAYABLE TO PARENT

         The Company  regularly  transfers certain rights to receive future fees and charges expected to be realized on the variable portion of designated blocks of deferred annuity contracts to its Parent,  American  Skandia,  Inc. ("ASI").  In connection with these  transactions,  ASI, through a trust,  issues  collateralized  notes in a private placement which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the  Purchase  Agreements,  the rights  transferred  provide for ASI to receive a  percentage  of future mortality and expense charges and contingent  deferred sales charges  expected to be realized over the remaining  surrender charge  period of the  designated  contracts,  generally  seven years.  The Company does not transfer the rights to receive future fees and charges after the expiration of the surrender charge period.

         The proceeds for each transfer are  determined by calculating  the present value of future fees and charges  expected to be realized on the designated  contracts.  The proceeds are recorded as a liability and amortized over the remaining surrender charge period of the designated contracts using the interest method.

         The following transactions were recorded in 2000:

             Effective             Contract Issue        Present Value(1)         Discount
                Date                    Date              (in thousands)            Rate
        ---------------------    --------------------    ------------------    ----------------
        March 22, 2000            8/1/99 - 1/31/00                $169,459          7.50%
        July 18, 2000             2/1/00 - 4/30/00                  92,399           7.25
                                                         ----       ------
                                                                  $261,858
                                                                  --------
         (1) Calculated as of the effective date.

         As of September 30, 2000, the expected payments of future fees payable to ASI under these transactions are as follows:

                                                          (in thousands)
                        Period Ending
                         December 31,                     Amount
                         ------------                     ------
                             2000                      $   6,563
                             2001                          28,207
                             2002                          31,535
                             2003                          35,143
                             2004                          39,053
                             2005                          43,287
                             2006                          44,794
                             2007                          26,836
                             2008                            2,091
                                                       -----------

                            Total                       $257,509
                                                       =========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                      AND RESULTS OF OPERATIONS

                                                Nine months ended September 30, 2000

Management's  Discussion  and Analysis of Financial  Condition  and Results of  Operations  should be read in  conjunction  with the
September 30, 2000 financial statements and the notes included herein.

Management's  Discussion and Analysis of Financial Condition and Results of Operations contains certain  forward-looking  statements pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions  that involve  certain risks and  uncertainties,  therefore  actual  results could differ  materially due to factors not currently known. These factors include  significant changes in financial markets and other economic and business  conditions,  state and federal legislation and regulation, ownership and competition.

American Skandia Life Assurance Corporation ("the Company"), with its principal offices in Shelton,  Connecticut,  is a wholly owned subsidiary of American Skandia,  Inc. ("ASI"),  whose ultimate parent is Skandia Insurance Company Ltd., a Swedish corporation.  The
Company has 99.9% ownership in Skandia Vida, S.A. de C.V. ("Skandia Vida") which is a life insurance company domiciled in Mexico.

The Company is primarily in the business of issuing long-term savings and retirement  products to individuals,  groups and qualified pension plans.  The Company is the third largest  provider of variable  annuity  contracts for the  individual  market in the United
States according to The Variable Annuity Research & Data Service ("VARDS").

Since its  business  inception in 1988,  the Company has offered an  increasingly  wide array of  annuities,  including:  a) certain deferred  annuities  that are  registered  with the  Securities  and Exchange  Commission,  including  variable  annuities and fixed interest rate  annuities that include a market value  adjustment  feature;  b) certain other fixed  deferred  annuities that are not registered with the Securities and Exchange  Commission;  c) non-registered  group variable  annuities  designed as funding vehicles for various types of qualified retirement plans; and d) fixed, variable and adjustable immediate annuities.

The Company also offers single premium and flexible  premium variable life insurance  products and a term life insurance  product in support of an affiliate's mutual fund products.

In May 1999, the Company  introduced a benefit feature to all of its variable  annuity  products which provides  certain benefits if the policyowner's  account value has not reached a "target value" on its tenth  anniversary.  At the option of the policyowner,  the benefit will be distributed in the form of an annual or, if  annuitization  is selected,  a lump-sum  credit to the  contractowner's account.

The  Company's  products are sold to  individuals,  businesses  and pension plans to provide for  long-term  savings and  retirement purposes and to address the economic impact of premature death,  estate and business planning  concerns and supplemental  retirement needs.

The Company markets its products to independent  financial  planners and  broker-dealers  through an internal field marketing staff.
In addition,  the Company markets through and in conjunction with financial  institutions such as banks that are permitted directly, or through affiliates, to sell annuities and life insurance.

Results of Operations
---------------------

Annuity  and life  insurance  sales  volume  for the  nine  months  ended  September  30,  2000  and  1999  was  $6,864,044,000  and
$4,987,926,000  respectively,  an  increase  of 38%.  This  increase  was the  result of  favorable  market  conditions  and  strong performance  of the  underlying  mutual funds,  particularly  in the fourth  quarter of 1999 and first  quarter of 2000.  Sales have declined since the first quarter of 2000 due to the volatility in the financial markets.

Contractowner  fees and charges and charges  generated  from  transfer  agency-type  and  investment  support  activities  increased
$157,895,000  or 60% for the first nine  months of 2000  compared  to the year ago period as a result of the growth in assets  under management.

The increase in premium  income of  $6,568,000  from the nine months ended  September  30, 1999 was due to growth in the issuance of variable  immediate  annuities  and  supplementary  contracts  with life  contingencies.  Supplementary  contracts  sales growth was consistent  with the  increase in  annuitization  of  business  sold in  previous  years.  Sales of  immediate  annuities  with life contingencies and certain life insurance products have been minimal during both 2000 and 1999.

Annuity benefits relate to annuity  contracts with mortality risks,  such as, immediate  annuity  contracts with life  contingencies and supplementary  contracts with life contingencies.  Due to the age of these policies in force and the relative  insignificance of these products to the Company's  overall  portfolio of products,  fluctuations in these benefits were of marginal  importance to the
Company's total operations.

 The change in annuity policy reserves  includes  changes in reserves  related to annuity  contracts with mortality risks as well as the Company's  guaranteed minimum death benefit ("GMDB")  liability.  During the second quarter of 1999, the Company's  agreement to reinsure  substantially  all of its exposure on the GMDB was  terminated  and the  business was  recaptured,  as the  reinsurer  had announced  its  intention  to exit this  market.  The  increase in reserves  resulting  from this change was offset by a decrease in reserves  associated  with the change in reserve  methodology  on the GMDB. The new reserve  methodology  complies with the National
Association  of Insurance  Commissioners  Actuarial  Guideline  XXXIV.  In the latter half of 1999,  the Company  instituted a hedge program to manage the related  market risk  utilizing  equity put options.  The Company is currently  continuing  this program while evaluating alternative hedging strategies.

 Annuity  policy  reserves  increased  $9,505,000  over the nine months ended  September  30, 1999 as a result of an increase in the required  GMDB  reserve  due to the  decreased  performance  in the  underlying  funds in the past two  quarters.  Because the hedge program is designed to insure  against  significant  declines in asset values that result from declines in certain  equity  markets, there was no offsetting income recorded against the GMDB liability during 2000.

 The reinsurance  premium  associated with the GMDB exposure was based on levels of assets under management.  Due to increased sales and account  growth,  this cost had increased in recent years and reached  $2,946,000  for the nine months of 1999 before the treaty was terminated.

 Return  credited to  contractowners  consists of revenues on the variable and market value  adjusted  annuities  and variable  life insurance,  offset by the  benefit  payments  and changes in reserves  required on this  business.  Through the first nine months of
2000,  the  Separate  Account  investment  returns on the market value  adjusted  annuities  were less than the expected  returns as calculated  in the  reserves,  contributing  to the  significant  increase in the return  credited to  contractholders  benefit.  In addition, this benefit increased as a result of the amortization of unearned target value credits.

 Underwriting, acquisition and other insurance expenses for the nine months ended September 30, 2000 and 1999 were as follows:

                       (in thousands)                       2000                 1999           Change
                                                            ----                 ----           ------

         Commissions and purchase credits                $386,840             $277,357         $109,483
         General operating expenses                       161,838                                35,544
                                                                           126,294
         Net capitalization of deferred
           acquisition costs                           (286,052)           (251,387)           (34,665)
                                                       ----------          ------------        --------

         Underwriting, acquisition and other
           insurance expenses                            $262,626            $152,264          $110,362
                                                         =========           =========         ========

 Higher sales and asset levels for the nine months ended  September 30, 2000,  compared  with the same period in 1999,  led to a 40%
increase in  commissions  and  purchase  credits.  General  operating  expenses  increased  28% from a year ago as a result of costs associated  with the  Company's  record  sales  over the past two  years  as well as  significant  investments  made in new  product development and  technology.  In addition,  the company  incurred cost overruns in certain  existing  product lines during the third quarter of 2000, due to the drop in sales.

Interest  expense  increased  $37,839,000  or 81% over the nine months ended  September 30, 2000 primarily as a result of additional financing  transactions,  which  consisted of the transfer of future fees to ASI,  through a trust  ("securitization  transactions")
initiated throughout 1999 and 2000.

The  effective  income tax rate for the nine months ended  September 30, 2000,  and 1999 was 27%. The  effective  rate is lower than the corporate  rate of 35% due to permanent  differences,  with the most  significant  item being the dividend  received  deduction.
Management  believes that based on the taxable  income  produced in 1999 and the first nine months of 2000, as well as the continued
growth in annuity sales, the Company will produce sufficient taxable income in the future to realize its deferred tax assets.

 The Company  generated net income after tax of $49,679,000  and  $51,169,000 for the nine months ended September 30, 2000 and 1999, respectively.  The decrease  from 1999 was primarily  due to the impact of the recent  decline in the  financial  markets as well as increased  expenses  related to new product  development,  technology and cost overruns,  as discussed  above.  The Company  expects technological and new product  initiatives,  the expansion of the producer sales base and an increase in Separate Account investment options to generate increased levels of sales, which should result in higher levels of profit.

 The Company  considers Mexico an emerging market and has invested in the Skandia Vida operations with the expectation of generating profits  from  long-term  savings  products in future  years.  As such,  Skandia Vida has  generated  net losses of  $1,410,000  and
$1,747,000 for the nine months ended September 30, 2000 and 1999, respectively.

 Financial Condition
 -------------------

 Total assets grew  $4,008,898,000 or 13% since December 31, 1999 as a result of the substantial  sales volume,  partially offset by the decline in the financial  markets.  The net sales growth also drove  increases in deferred  acquisition  costs, as well as fixed maturity  investments  held in support of the Company's risk based capital  requirements.  Liabilities grew  $3,954,326,000  or 13%, since  December 31, 1999 as a result of the reserve  increases  required  based on sales  activity along with the transfer of future fees and charges during these periods.  These transfers of future fees and charges to ASI are needed to fund the  acquisition  costs of the Company's variable annuity business.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement was met by cash from insurance operations,  investment activities,  borrowings from ASI and the transfer of rights to future fees and charges to ASI.

 The majority of the  operating  cash outflow  resulted from the sale of variable  annuity and variable life products  which carry a contingent  deferred  sales charge.  This type of product  causes a temporary  cash strain in that 100% of the proceeds are invested in separate  accounts  supporting the product  leaving a cash (but not capital)  strain caused by the  acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and investments of the Company to financing in the form of surplus  notes,  capital  contributions,  the transfer of certain  rights to future fees and charges as well as modified coinsurance reinsurance arrangements:

o        During the first nine months of 2000 and 1999, the Company received  $2,450,000 and $1,690,000,  respectively,  from ASI to support its investment in Skandia Vida.

o        Funds received from new  securitization  transactions  amounted to $261,858,000  and $120,632,000 for the first nine months of 2000 and 1999, respectively.

o        The Company  continues to extend its  reinsurance  agreements for new blocks of business.  The  reinsurance  agreements are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business.

 The Company  expects the continued use of reinsurance and  securitization  transactions  to fund the cash strain  anticipated  from acquisition costs on the coming years' sales volume.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National Association of Insurance  Commissioners  ("NAIC") requires insurance companies to report information regarding minimum
Risk Based Capital  ("RBC")  requirements.  These  requirements  are intended to allow  insurance  regulators to identify  companies which may need regulatory  attention.  The RBC model law requires that insurance  companies apply various factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula  includes  components for asset risk,  insurance  risk,  interest risk and business risk.  The Company has complied with the NAIC's RBC reporting  requirements  and has total  adjusted  capital well above required capital.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material  changes to the Company's  market risk during the first nine months of 2000.  The Company has provided a discussion of its market risks in Item 7A of Part II of the December 31, 1999 Form 10-K.

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                              For the Year Ended December 31,
                                                 1999              1998           1997           1996            1995
                                                 ----              ----           ----           ----            ----

STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance
   charges and fees*                       $     289,989   $      186,211   $     121,158   $     69,780   $    38,837
Fee income                                        83,243           50,839         27,593          16,420         6,206
Net investment income                             10,441           11,130          8,181           1,586         1,601
Premium income and
    other revenues                                 3,688            1,360            1,082              265             45
                                        ---------------- ---------------- ---------------- -------------------------------

Total revenues $     387,361               $     249,540    $     158,014   $     88,051     $    46,689
               =============               =============    =============   ============     ===========

Benefits and Expenses:
Annuity and life insurance benefits     $            612 $            558 $         2,033 $          613 $         555
Change in annuity policy reserves                  3,078            1,053             37             635        (6,779)
Cost of minimum death benefit
    reinsurance                                                     2,945          5,144           4,545         2,867     2,057
Return credited to contractowners                 (1,639)          (8,930)        (2,018)            673        10,613
Underwriting, acquisition and
    other insurance expenses                     206,350          167,790         90,496          49,887        35,914
Interest expense                                  69,502           41,004          24,895         10,791         6,500
                                         ---------------  --------------- ---------------  ---------------------------

Total benefits and expenses                $     280,848    $     206,619  $     119,988    $     65,466  $     48,860
                                           =============    =============  =============    ============  ============
Income tax expense (benefit)              $       30,344  $         8,154 $       10,478   $      (4,038) $          397
                                          ==============  =============== ==============   ============== ==============

Net income (loss)                         $       76,169   $       34,767 $       27,548     $     26,623 $      (2,568)
                                          ==============   ============== ==============     ==========================

STATEMENT OF FINANCIAL CONDITION
--------------------------------

Total Assets                                 $30,849,414      $18,848,273    $12,894,290      $8,268,696    $4,956,018
                                             ===========      ===========    ===========      ==========    ==========

Future fees payable to parent              $     576,034    $     368,978  $     233,034    $     47,112 $              -
                                           =============    =============  =============    ============ ================

Surplus Notes                              $     179,000    $     193,000  $     213,000     $   213,000   $   103,000
                                           =============    =============  =============     ===========   ===========
Shareholder's  Equity                      $     359,434    $     250,417  $     184,421     $   126,345  $     59,713
                                           =============    =============  =============     ===========  ============

*    On annuity and life insurance sales of $6,862,968,  $4,159,662,  $3,697,990,  $2,795,114, and $1,628,486 during the years ended December 31, 1999,  1998,  1997,  1996,  and 1995,  respectively,  with  contractowner  assets under  management of
     $29,396,693,  $17,854,761,  $12,119,191,  $7,764,891,  and $4,704,044 as of December 31, 1999, 1998, 1997, 1996 and 1995,
     respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and Analysis of Financial  Condition  and Results of  Operations  should be read in  conjunction  with the financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's  Discussion and Analysis of Financial Condition and Results of Operations contains certain  forward-looking  statements pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions  that involve  certain risks and  uncertainties,  therefore  actual  results could differ  materially due to factors not currently known. These factors include  significant changes in financial markets and other economic and business  conditions,  state and federal legislation and regulation, ownership and competition.

 Results of Operations

 Annuity and life insurance sales increased 65%, 12%, and 32% in 1999, 1998 and 1997,  respectively.  The Company  continues to show significant growth in sales volume as a result of innovative product  development  activities,  the recruitment and retention of top producers,  and the success of its highly  rated  customer  service  teams.  The sales  growth was also  attributable  to the strong performance of the  underlying  mutual funds,  which support the Separate  Account  assets.  All three major  distribution  channels achieved significant sales growth in 1999.

 As a result of the significant growth in sales and assets under management,  contractowner fees and charges and fees generated from transfer agency-type and investment support activities increased considerably over the past three years:

                    (annual percentage growth)             1999              1998             1997
                                                           ----              ----             ----

                Annuity and life insurance charges
               and fees                                    56%               54%               74%
                                                           ===               ===               ===
                Fee income                                 64%               84%               68%
                                                           ===               ===               ===

Net investment  income  decreased 6% in 1999,  increased 36% and 416% in 1998 and 1997,  respectively.  The decrease in 1999 was the result of $1,036,000 of amortization of the premium paid on a derivative  instrument  purchased  during 1999. As noted in Note 2C of
Notes to  Consolidated  Financial  Statements,  the derivative  instrument,  an equity put option,  was purchased as a hedge against potential GMDB reserves  increases.  Excluding the derivative  amortization,  1999 net investment income increased 3% as a result of increased bond holdings in support of the Company's  risk-based capital  initiatives.  The increases in 1998 and 1997 were generated from the bond holdings,  which were increased in 1998 and 1997 to meet risk based capital goals,  which in turn, have increased as a result of the growth in business.

 Premium  income  represents  premiums  earned  on sale  of  ancillary  contracts;  immediate  annuities  with  life  contingencies, supplementary  contracts with life contingencies and certain life insurance  products.  Sales of supplementary  contracts  increased in 1999 and  decreased  in  slightly in 1998 and 1997.  There were no  immediate  annuities  sold in 1999 and sales in 1998 and 1997 were modest.

 Annuity benefits,  which represent immediate annuities,  supplementary  contracts and death benefits paid on annuity contracts with mortality risks were not significant in each of the past three years due primarily to the age of the policies in force.

 The change in annuity policy reserves  includes  changes in reserves  related to annuity  contracts with mortality risks as well as the Company's  guaranteed minimum death benefit ("GMDB")  liability.  During the second quarter of 1999, the Company's  agreement to reinsure  substantially  all of its exposure on the GMDB was  terminated  and the  business was  recaptured,  as the  reinsurer  had announced  its  intention  to exit this  market.  The  increase in reserves  resulting  from this change was offset by a decrease in reserves  associated  with the change to reserve  methodology  on the GMDB. The new reserve  methodology  complies with the National
Association  of  Insurance  Commissioners  Actuarial  Guideline  XXXIV.  In the later half of 1999,  the Company  instituted a hedge program  to manage the  market  risk and  reserve  fluctuations  associated  with the GMDB  policies  through  the use of equity put options.  The Company is currently continuing this program while evaluating alternative hedging strategies.

 The reinsurance  premium  associated with the GMDB exposure is based on levels of assets under  management.  Due to increased sales and account  growth,  this cost had increased in 1997 and 1998 and through May 1999. The  termination of the  reinsurance  treaty as of May 31, 1999 resulted in the year to year decrease in this benefit for the twelve months ended December 31, 1999.

 Return  credited to  contractowners  consists of revenues on the variable and market value  adjusted  annuities  and variable  life insurance,  offset by the benefit  payments  and change in  reserves  required  on this  business.  Market  value  adjusted  annuity activity has the largest impact on this benefit.  In 1999, the Separate Account  investment  returns on these contracts did not meet the expected returns  calculated in the reserves.  In 1998, the actual returns  significantly  outperformed the expected returns and in 1997, these expectations were met.

 Underwriting, acquisition and other insurance expenses for 1999, 1998 and 1997 were as follows:

                       (in thousands)                       1999                 1998               1997
                                                            ----                 ----               ----

         Commissions and general expenses                 $ 576,649             $ 342,594          $ 281,560
         Net capitalization of deferred acquisition
        costs                                              (370,299)            (174,804)          (191,064)
                                                      --   ---------     ---    ---------  -       ---------

         Underwriting, acquisition and other
        insurance expenses                                $ 206,350              $167,790            $90,496
                                                          =========              ========            =======

 Commissions,  general  operating  expenses and the net deferral of  acquisition  costs have all  increased in 1999,  due largely to record sales.  Current  sales trends have  resulted in a shift to asset based  commission  agreements.  This coupled with  increased asset levels from increased sales and equity market  appreciation have led to the increase in commissions and general  expenses.  In
1998,  commissions  and general  expenses  increased as a result of strong sales and start up costs  associated  with the  Company's entry into variable life insurance and qualified plans. The net  capitalization  of acquisition  costs decreased in 1998 as a result of increased amortization.  In 1997, expense increases were driven primarily from strong sales.

 Interest  expense  increased  $28,498,000,  $16,109,000  and  $14,104,000  in 1999,  1998 and  1997,  respectively,  as a result of additional financing  transactions,  which consisted of the sale of future fees to the Parent  ("securitization  transactions").  In addition,  the  Company  retired  surplus  notes  on  December  10,  1999 and  December  31,  1998 of  $14,000,000  and  $20,000,000
respectively.  Surplus notes outstanding as of December 31, 1999 and 1998 totaled $179,000,000 and $193,000,000, respectively.

 The  effective  income tax rates for the years ended  December 31, 1999,  1998 and 1997 were 28%,  19% and 28%,  respectively.  The effective  rate is lower than the  corporate  rate of 35% due to permanent  differences,  with the most  significant  item being the dividend  received  deduction.  Management  believes that based on the taxable income produced in the past two years, as well as the continued  growth in annuity sales, the Company will produce  sufficient  taxable income in future years to realize its deferred tax assets.

 The Company generated net income after tax of $76,169,000,  $34,767,000 and $27,548,000 in 1999, 1998 and 1997,  respectively.  The
Company  benefited in each of the past three years from strong sales growth and favorable market  conditions.  The Company considers
Mexico an emerging  market and has  invested in the  Skandia  Vida  operations  with the  expectation  of  generating  profits  from long-term  savings  products  in future  years.  As such,  Skandia  Vida has  generated  net losses of  $2,523,000,  $2,514,000  and
$1,438,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

 Total assets grew 64%, 46%, and 56% in 1999, 1998 and 1997,  respectively.  These increases were a direct result of the substantial sales  volume and market  growth of the  separate  account  assets.  The sales and market  growth also drove  increases  in deferred acquisition  costs,  as well as fixed  maturity  investments  held in support of the  Company's  risk  based  capital  requirements.
Liabilities  grew 64%, 46%, and 56% in 1999,  1998 and 1997,  respectively,  as a result of the reserves  required for the increased sales activity  along with the sale of future fees and charges  during these periods.  These sales of future fees and charges to the
Parent are needed to fund the acquisition costs of the Company's variable annuity and life insurance business.

 Liquidity and Capital Resources

 The Company's liquidity requirement was met by cash from insurance operations,  investment  activities,  borrowings from its Parent and the sale of rights to future fees and charges to its Parent.

 The majority of the  operating  cash outflow  resulted from the sale of variable  annuity and variable life products  which carry a contingent  deferred  sales charge.  This type of product  causes a temporary  cash strain in that 100% of the proceeds are invested in separate  accounts  supporting the product  leaving a cash (but not capital)  strain caused by the  acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and investments of the  Company to  financing  in the form of surplus  notes,  capital  contributions,  the sale of certain  rights to future  fees and charges as well as modified coinsurance reinsurance arrangements:

o        During 1999 and 1998, the Company  received  $34,800,000  and  $22,600,000,  respectively,  from ASI to support the capital needs of its U.S.  operations  during the current year along with the  following  year's  anticipated  growth in  business.  In addition, the Company received $1,690,000 and $5,762,000 from ASI in 1999 and 1998 to support its investment in Skandia Vida.

o        Funds received from new  securitization  transactions  amounted to $265,710,000,  $169,881,000,  and $194,512,000 for 1999,
     1998 and 1997,  respectively (see Note 8 of the Notes to Audited Consolidated Financial Statements).  In addition,  $71,000,000 was received from ASI in the fourth quarter of 1999 in advance of a securitization  transaction  completed in the first quarter of 2000.

o        During 1999,  1998 and 1997, the Company  extended its  reinsurance  agreements.  The  reinsurance  agreements are modified coinsurance arrangements where the reinsurer shares in the experience of a specific book of business.

 The Company expects the continued use of reinsurance and  securitization  transactions to fund the cash strain anticipated from the acquisition costs on the coming years' sales volume.

 As of December 31, 1999 and 1998, shareholder's equity was $359,434,000 and $250,417,000,  respectively.  The increases were driven by the previously mentioned capital contributions received from ASI and net income from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National Association of Insurance  Commissioners  ("NAIC") requires insurance companies to report information regarding minimum
Risk Based Capital  ("RBC")  requirements.  These  requirements  are intended to allow  insurance  regulators to identify  companies which may need regulatory  attention.  The RBC model law requires that insurance  companies apply various factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula  includes  components for asset risk,  insurance  risk,  interest risk and business risk.  The Company has complied with the NAIC's RBC reporting  requirements  and has total  adjusted  capital well above required capital.

 Effects of Inflation

The rate of inflation has not had a significant effect on the Company's financial statements.

Year 2000 Compliance

The Company's  computer support is provided by its affiliate,  American  Skandia  Information  Services and Technology  Corporation,
which also provides such support for the Company's  affiliated  broker-dealer,  American  Skandia  Marketing,  Incorporated  and the
Company's  affiliated  investment advisory firm, American Skandia Investment  Services,  Incorporated.  Because of the nature of the
Company's  business,  any  assessment  of the  potential  impact of the Year 2000 issues on the Company must be an assessment of the potential impact of these issues on all these companies, which are referred to below as "American Skandia".

The Company  experienced no significant  errors or disruptions in computer  service,  interfaces with computer systems of investment managers, sub-advisors, third party administrators, vendors and other business partners on or after January 1, 2000.

American  Skandia engaged  external  information  technology  specialists to review its operating  systems and internally  developed software.  The costs  associated  with these  assessments  and Year 2000 related  remediation was $1,400,000 in 1999 and $750,000 in
1998 and prior.  The Company was allocated the majority of these costs.

American  Skandia  continues  to  review  new and  existing  systems  and has  contingency  plans in  place as part of its  Business
Continuity  Plan.  This plan involves  virtually  all aspects of the business and will  continue to be a focus of management  beyond the Year 2000 event.

 Outlook

The Company believes that it is well positioned to retain and enhance its position as a leading  provider of financial  products for long-term  savings and  retirement  purposes as well as to address the  economic  impact of  premature  death,  estate and  business planning concerns and supplemental  retirement needs.  Strength in the areas of investment  options offered,  innovative and leading edge  product  offerings  and  superior  customer  service are  expected to allow the Company to continue to grow market  share in a marketplace which continues to grow.

Certain regulatory and legislative  initiatives or proposed accounting  standards,  if adopted,  could adversely impact the Company, despite it's strong market  position.  Of particular  importance is President  Clinton's  proposed  budget for 2001,  which includes proposed revenue-raising tax changes such as the "DAC tax"
on annuity  and life  products  that  could  further  increase  the  Company's  cash  strain.  In  addition,  the  recently  enacted
Financial Services  Modernization Act, which allows banks and insurance  companies to affiliate under a common holding company,  may create  previously  unseen  competitive  pressures that could impact the Company's  ability to do business in the same manner it has previously.  Additionally, discussions on regulation of the Internet may impact on the way the Company does business in the future.

 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to potential  fluctuations in earnings and the fair value of certain of its assets and  liabilities,  as well as variations in expected cash flows due to changes in market  interest rates and equity prices.  The following  discussion  focuses on specific  exposures the Company has to interest rate and equity price risk and describes  strategies  used to manage these risks.
The discussion is limited to financial  instruments  subject to market risks and is not intended to be a complete  discussion of all of the risks the Company is exposed to.

 Interest Rate Risk

 Fluctuations in interest rates can potentially  impact the Company's  profitability  and cash flows.  The Company has 97% of assets held under  management  that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not  significant as the contractowner  assumes  substantially  all the investment  risk. On the remaining 3% of assets the interest rate risk from contracts that carry  interest  rate  exposure,  is managed  through an  asset/liability  matching  program  which takes into account the risk variables of the insurance liabilities supported by the assets.

 At December 31, 1999, the Company held in its general  account  $201,509,000  of fixed maturity  investments  that are sensitive to changes in interest  rates.  These  securities  are held in support of the Company's  fixed  immediate  annuities and  supplementary contracts  ($29,912,000 in reserves at December 31, 1999) and in support of the Company's target solvency  capital.  The Company has a conservative  investment  philosophy with regard to these investments.  All investments are investment grade corporate securities, government agency or U.S. government securities.

The Company's  deferred  annuity  products  offer a fixed option which  subjects the Company to interest rate risk. The fixed option guarantees a fixed rate of interest for a period of time selected by the  contractowner.  Guarantee  period options  available range from 1 to 10 years.  Withdrawal  of funds before the end of the  guarantee  period  subjects  the contract  holder to a market value adjustment ("MVA").  In the event of rising interest rates, which make the fixed maturity  securities  underlying the guarantee less valuable,  the MVA  could be  negative.  In the  event of  declining  interest  rates,  which  make the  fixed  maturity  securities underlying  the guarantee  more valuable,  the MVA could be positive.  The resulting  increase or decrease in the value of the fixed option,  from  calculation of the MVA,  should  substantially  offset the increase or decrease in the market value of the securities underlying  the  guarantee.  The Company  maintains  strict  asset/liability  matching to enable this offset.  However,  the Company still takes on the default risk for the underlying  securities,  the interest rate risk of reinvestment of interest payments and the risk of failing to maintain the  asset/liability  matching program with respect to duration and convexity.  At December 31, 1999 the
Company had $939,585,000 in fixed investment options subject to these risks.

 Equity Market Exposure

 The primary equity market risk to the Company comes from the nature of the variable  annuity and variable life products sold by the
Company.  Various  fees and  charges  earned  are  substantially  derived  as a  percentage  of the  market  value of  assets  under management.  In a market decline,  this income would be reduced.  This could be further compounded by customer  withdrawals,  net of applicable  surrender  charge  revenues,  partially  offset by transfers to the fixed option  discussed  above. A 10% decline in the market value of the assets under  management at December 31, 1999,  sustained  throughout  2000, would result in an approximate drop in related annual fee income of $48,178,000.

 As discussed in Note 2 of the  Consolidated  Financial  Statements,  in 1999 the Company utilized  derivative  instruments to hedge against the risk of  significant  decreases in equity  markets  which would expose the Company to  increases in  guaranteed  minimum death benefits liabilities.  Prior to the implementation of this program the Company utilized reinsurance to transfer this risk.

 The  Company  has a small  portfolio  of equity  investments;  mutual  funds  which are held in support of a deferred  compensation program.  In the event of a decline in market values of underlying  securities,  the value of the portfolio  would decline,  however the accrued benefits payable under the related deferred compensation program would decline by a corresponding amount.

 In  addition,  it is not clear  what the  impact of a  prolonged  downturn  in the equity  markets  would  have on  ongoing  sales.
Customer's  perceptions of a downturn in equity markets coupled with rising  interest rates could move them into financial  products other than variable  annuities or variable life;  however,  the Company's products might remain attractive to purchasers in relation to other long-term savings vehicles even after such a decline.

                                            AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the consolidated  statements of financial  condition of American  Skandia Life Assurance  Corporation (the "Company"
which is a  wholly-owned  subsidiary  of  Skandia  Insurance  Company  Ltd.) as of  December  31,  1999 and  1998,  and the  related consolidated  statements of income,  shareholder's  equity,  and cash flows for each of the three years in the period ended December
31, 1999. These  consolidated  financial  statements are the  responsibility of the Company's  management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those  standards  require that we plan and perform the audit to obtain  reasonable  assurance  about  whether the  financial  statements  are free of material misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the consolidated  financial position of American  Skandia Life  Assurance  Corporation  at December  31, 1999 and 1998,  and the  consolidated  results of their operations  and cash  flows for each of the three  years in the  period  ended  December  31,  1999 in  conformity  with  accounting principles generally accepted in the United States.

/s/Ernst & Young LLP

Hartford, Connecticut
February 11, 2000, except for Note 18 as to which the date is March 22, 2000

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Financial Condition
                                                           (in thousands)

                                                                                 As of December 31,
                                                                          1999                        1998
                                                                     ---------------            ----------------

ASSETS
------

Investments:
  Fixed maturities - at amortized cost                                       3,360              $        8,289                                                                                          $
  Fixed maturities - at fair value                                         198,165                     141,195
  Investment in mutual funds - at fair value                                16,404                       8,210
  Derivative instruments                                                       189
                                                                                                             -
  Policy loans                                                               1,270                         569
                                                                      --------------              --------------

    Total investments                                                      219,388                     158,263

Cash and cash equivalents                                                   89,212                      77,525
Accrued investment income                                                    4,054                       2,880
Deferred acquisition costs                                               1,087,705                     721,507
Reinsurance receivable                                                       4,062                       4,191
Receivable from affiliates                                                                               1,161
                                                                                 -
Income tax receivable - deferred                                            51,726                      38,861
State insurance licenses                                                     4,263                       4,413
Fixed assets                                                                 3,305                         328
Other assets                                                                 4,533                       3,744
Separate account assets                                                 29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total assets                                                       $  30,849,414              $   18,848,273
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserve for future contractowner benefits                                   11,215              $       37,508                                                                                          $
Policy reserves                                                             29,912                      25,545
Drafts outstanding                                                          51,059                      28,941
Accounts payable and accrued expenses                                      158,590                      91,827
Income tax payable                                                          24,268                       6,657
Payable to affiliates                                                       68,736
                                                                                                             -
Future fees payable to parent                                              576,034                      368,978
Short-term borrowing                                                        10,000                      10,000
Surplus notes                                                              179,000                     193,000
Separate account liabilities                                            29,381,166                  17,835,400
                                                                     ---------------            ----------------

  Total Liabilities                                                     30,489,980                  18,597,856
                                                                     ---------------            ----------------

Shareholder's equity:
  Common stock, $100 and $80 par value, 25,000 shares
    authorized, issued and outstanding                                       2,500                       2,000
  Additional paid-in capital                                               215,879                     179,889
  Retained earnings                                                        141,162                      64,993
  Accumulated other comprehensive income                                      (107)                      3,535
                                                                     ---------------            ----------------

    Total Shareholder's equity                                             359,434                     250,417
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                          30,849,414              $   18,848,273                                                                                          $
                                                                     ===============            ================

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                               Consolidated Statements of Operations
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------       -------------

REVENUES
--------

Annuity and life insurance charges and fees              $                                                                                     $                   $
                                                              289,989             186,211             121,158
Fee income                                                     83,243              50,839              27,593
Net investment income                                          10,441              11,130               8,181
Premium income                                                  1,278                 874                 920
Net realized capital gains                                        578                  99                  87
Other                                                           1,832                 387                  75
                                                         --------------       -------------       -------------

  Total revenues                                              387,361             249,540             158,014
                                                         --------------       -------------       -------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                             612                 558               2,033
  Change in annuity and life insurance policy reserves          3,078               1,053                  37
  Cost of minimum death benefit reinsurance                     2,945
                                                                                    5,144               4,545
  Return credited to contractowners                            (1,639)             (8,930)             (2,018)
                                                         --------------       -------------       -------------

                                                                4,996              (2,175)              4,597

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                  206,350             167,790              90,496
  Interest expense                                             69,502              41,004              24,895
                                                         --------------       -------------       -------------

                                                              275,852             208,794             115,391
                                                         --------------       -------------       -------------

  Total benefits and expenses                                 280,848             206,619             119,988
                                                         --------------       -------------       -------------

    Income from operations before income tax                  106,513              42,921              38,026

      Income tax expense
                                                               30,344               8,154              10,478
                                                         --------------       -------------       -------------

        Net income                                       $                                                                                     $                   $
                                                               76,169              34,767              27,548
                                                         ==============       =============       =============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                          Consolidated Statements of Shareholder's Equity
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------      --------------      --------------

Common stock:
  Beginning balance                                      $                   $                   $
                                                                2,000               2,000               2,000
  Increase in par value
                                                                  500                   -                   -
                                                         --------------      --------------      --------------

    Ending balance
                                                                2,500               2,000               2,000
                                                         --------------      --------------      --------------

Additional paid in capital:
  Beginning balance                                           179,889             151,527             122,250
  Transferred to common stock                                    (500)
                                                                                        -                   -
  Additional contributions                                     36,490              28,362              29,277
                                                         --------------      --------------      --------------

    Ending balance                                            215,879             179,889             151,527
                                                         --------------      --------------      --------------

Retained earnings:
  Beginning balance                                            64,993              30,226               2,678
  Net income                                                   76,169              34,767              27,548
                                                         --------------      --------------      --------------

    Ending balance                                            141,162              64,993              30,226
                                                         --------------      --------------      --------------

Accumulated other comprehensive income:
  Beginning balance
                                                                3,535                 668                (584)
  Other comprehensive income
                                                               (3,642)              2,867               1,252
                                                         --------------      --------------      --------------

    Ending Balance
                                                                 (107)              3,535                 668
                                                         --------------      --------------      --------------

      Total shareholder's equity                         $                   $                   $
                                                              359,434             250,417             184,421
                                                         ==============      ==============      ==============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                               Consolidated Statements of Cash Flows
                                                           (in thousands)

                                                                     For the Year Ended December 31,
                                                              1999                1998                1997
                                                         --------------       -------------      --------------

Cash flow from operating activities:

  Net income                                             $                                       $                                                                                                               $
                                                               76,169              34,767              27,548
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                1,495                 251                 223
      Deferred tax expense
                                                              (10,903)            (14,242)             (9,631)
      Change in unrealized losses on derivatives
                                                                3,749                   -                   -
      Increase in policy reserves
                                                                4,367               1,130               3,176
      Change in receivable from/payable to affiliates
                                                               69,897                 166              (1,321)
      Change in income tax payable
                                                               17,611               7,704              (2,172)
      Increase in other assets
                                                                 (789)             (1,173)               (415)
      Increase in accrued investment income
                                                               (1,174)               (438)               (483)
      Decrease/(increase) in reinsurance receivable
                                                                  129               2,152                (268)
      Increase in deferred acquisition costs                                     (174,804)           (190,969)
                                                             (366,198)
      Increase in accounts payable and accrued expenses
                                                               66,763              20,637               5,719
      Increase in drafts outstanding
                                                               22,118               9,663               6,245
      Change in foreign currency translation, net
                                                                  701                 (22)                (34)
      Realized capital gain
                                                                 (578)                (99)                (87)
                                                         --------------       -------------      --------------

        Net cash used in operating activities                                    (114,308)           (162,469)
                                                             (116,643)
                                                         --------------       -------------      --------------

Cash flow from investing activities:

      Purchase of fixed maturity investments
                                                              (99,250)            (31,828)            (28,905)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                               36,226               4,049              10,755
      Purchase of derivatives
                                                               (4,974)                  -                   -
      Purchase of shares in mutual funds
                                                              (17,703)             (7,158)             (5,595)
      Proceeds from sale of shares in mutual funds                                  6,086
                                                               14,657                                   1,415
      Purchase of fixed assets
                                                               (3,178)                (18)               (189)
      Increase in policy loans                                                        118
                                                                 (701)                                   (528)
                                                         --------------       -------------      --------------

        Net cash used in investing activities
                                                              (74,923)            (28,751)            (23,047)
                                                         --------------       -------------      --------------

Cash flow from financing activities:

      Capital contribution from parent
                                                               22,490               8,362              29,277
      Increase in future fees payable to parent               207,056
                                                                                  135,944             185,922
      Net withdrawals from contractowner accounts             (26,293)
                                                                                   (5,696)              6,959
                                                         --------------       -------------      --------------

        Net cash provided by financing activities
                                                              203,253             138,610             222,158
                                                         --------------       -------------      --------------

        Net increase/(decrease) in cash and cash
            equivalents                                        11,687               (
                                                                                    4,449)             36,642

          Cash and cash equivalents at beginning of
year                                                           77,525              81,974              45,332
                                                          -------------       -------------      --------------

            Cash and cash equivalents at end of year     $     89,212                            $                                                                                                               $
                                                                                   77,525              81,974
                                                         ==============       =============      ==============

     Income taxes paid                                   $                                       $                                                                                                               $
                                                               23,637              14,651              22,308
                                                         ==============       =============      ==============

     Interest paid                                       $                                       $                                                                                                               $
                                                               69,697              35,588              16,916
                                                         ==============       =============      ==============

                                          See notes to consolidated financial statements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                             Notes to Consolidated Financial Statements
                                                         December 31, 1999

1.       ORGANIZATION AND OPERATION

         American  Skandia Life  Assurance  Corporation  (the  "Company")  is a  wholly-owned  subsidiary of American
         Skandia,  Inc. ("ASI",  formerly known as American Skandia  Investment  Holding  Corporation) whose ultimate parent is Skandia Insurance Company Ltd., a Swedish Corporation.

         The  Company  develops  long-term  savings  and  retirement  products  which  are  distributed  through  its affiliated  broker/dealer company,  American Skandia Marketing,  Incorporated ("ASM"). The Company currently issues  variable life  insurance  and variable,  fixed,  market value  adjusted and immediate  annuities for individuals, groups and qualified pension plans.

         The Company has 99.9%  ownership in Skandia Vida,  S.A. de C.V.  ("Skandia  Vida") which is a life insurance company  domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,592,000 and $4,724,000 as of December  31, 1999,  and 1998,  respectively.  The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida operations with the  expectation of generating  profits from long-term  savings products in future  years.  As such,  Skandia Vida has generated net losses of  $2,523,000,  $2,514,000  and
         $1,438,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The  accompanying   consolidated  financial  statements  have  been  prepared  in  conformity  with generally  accepted  accounting  principles.  Intercompany  transactions  and  balances  have  been eliminated in consolidation.

                  Certain  reclassifications  have been made to prior year  amounts to conform  with the current year presentation.

B.       New Accounting Pronouncements
         -----------------------------

                  In March 1998,  the  American  Institute  of  Certified  Public  Accountants  issued  Statement  of
                  Position  ("SOP") 98-1,  "Accounting  for the Costs of Software  Developed or Obtained for Internal
                  Use.  The  SOP,  which  has  been  adopted  prospectively  as of  January  1,  1999,  requires  the capitalization  of certain costs incurred in connection with  developing or obtaining  internal use software.  Prior to the  adoption of SOP 98-1,  the Company  expensed  all  internal  use  software related  costs as  incurred.  The  Company  has  identified  and  capitalized  $3,035,000  of costs associated  with internal use software  during 1999 and is  amortizing  the  applicable  costs on a straight-line  basis over a three year period.  At December 31, 1999, the  unamortized  balance was
                  $2,920,000 and is included in fixed assets.

                  In June 1998,  the Financial  Accounting  Standards  Board ("FASB")  issued  Statement of Financial
                  Accounting  Standards 133,  "Accounting  for Derivative  Instruments and Hedging  Activities"  (FAS
                  133).  Subsequently,  in July 1999,  FASB issued FAS 137  "Deferral of the  Effective  Date of FASB
                  Statement  133".  The  adoption  date was delayed to fiscal  years  beginning  after June 15, 2000.
                  The Company is currently evaluating the potential impact on its financial position.

                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                            (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                               Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

C.       Investments
         -----------

                  The  Company  has  classified  its  fixed  maturity  investments  as  either   held-to-maturity  or
                  available-for-sale.  Investments  classified as  held-to-maturity  are investments that the Company has the ability and intent to hold to maturity.  Such  investments  are carried at amortized  cost.
                  Those  investments  which are  classified  as  available-for-sale  are  carried  at fair  value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  The Company has classified its mutual fund investments  held in support of a deferred  compensation
                  plan  are  available-for-sale.   Such  investments  are  carried  at  fair  value  and  changes  in unrealized gains and losses are reported as a component of other comprehensive income.

                  Derivative  instruments are recorded  consistent  with hedged items.  The Company hedges the market value  fluctuations  of the  guaranteed  minimum death benefit  ("GMDB")  exposure  embedded in its policy  reserves  and as such,  the  portion of the  derivative  instrument  which  constitutes  an effective  hedge  is  carried  at  market  value.  The cost  associated  with  the  portion  of the instrument  which is not considered an effective  hedge is amortized to investment  income over the life of the instrument.

                  Policy loans are carried at their unpaid principal balances.

                  Realized   gains  and  losses  on  disposal  of   investments   are   determined  by  the  specific
                  identification method and are included in revenues.

D.       Derivative Instruments
         ----------------------

                  During the second quarter of 1999,  the Company's  agreement to reinsure  substantially  all of its exposure on its GMDB  liability was terminated  and the business was  recaptured,  as the reinsurer had recently  announced its intention to exit this market.  In response,  the Company  instituted a hedge  program to  effectively  manage the market risk  associated  with GMDB reserve  fluctuations using put  options.  The cash  invested  in the put options is at risk to the extent that the value of the underlying  index is less than the strike price at the exercise  date.  This would be offset by a corresponding decrease in the hedged GMDB exposure.

E.       Cash Equivalents
         ----------------

                  The Company  considers all highly liquid time  deposits,  commercial  paper and money market mutual funds purchased with a maturity of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and  assumptions  used to  determine  the fair value of  financial  instruments  are as follows:

                  Fair values of fixed  maturities  with active markets are based on quoted market prices.  For fixed maturities  that trade in less  active  markets,  fair  values  are  obtained  from an  independent pricing service.

                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                            (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                               Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The fair value of the portion of the derivative  instrument  which  constitutes an effective  hedge is determined based on current value of the underlying index.

                  The  carrying  value of cash and cash  equivalents  approximates  fair value due to the  short-term nature of these investments.

                  The carrying value of short-term  borrowing  approximates  fair value due to the short-term  nature of these liabilities.

                  Fair values of certain  financial  instruments,  such as future fees  payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and  reflected at the purchase  price of  $6,000,000  less  accumulated  amortization.  The cost of the licenses is being  amortized on a straight line basis over 40 years.

         H.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined  state income tax return of an upstream company,  Skandia AFS Development  Holding Corporation and certain of its subsidiaries.  In  accordance  with the tax sharing  agreement,  the  federal and state  income tax provisions are computed on a separate return basis as adjusted for  consolidated  items such as net operating loss carryforwards.

                  Deferred  income taxes  reflect the net tax effects of temporary  differences  between the carrying amounts of assets and  liabilities  for  financial  reporting  purposes  and the  amounts  used for income tax purposes.

         I.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable annuity  contracts  consist of charges against  contractowner  account values for mortality and expense risks,  administration  fees, surrender charges and an annual maintenance fee per contract.  Benefit reserves for variable annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                                     AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                            (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                               Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Revenues for market value adjusted fixed annuity contracts  consist of separate account  investment
                  income  reduced  by  benefit   payments  and  changes  in  reserves  in  support  of  contractowner obligations,  all of which are  included in return  credited to  contractowners.  Benefit  reserves for these contracts  represent the account value of the contracts,  and are included in the general account reserve for future  contractowner  benefits to the extent in excess of the separate account liabilities.

                  Revenues for immediate  annuity  contracts  without life  contingencies  consist of net  investment income.  Revenues  for  immediate  annuity  contracts  with life  contingencies  consist  of single premium payments  recognized as annuity  considerations  when received.  Benefit reserves for these contracts  are based on the Society of Actuaries  1983 Table-a  with  assumed  interest  rates that vary by issue year.  Assumed  interest  rates  ranged from 6.25% to 8.25% at December  31, 1999 and
                  1998.

                  Revenues for variable life insurance  contracts  consist of charges against  contractowner  account values for mortality and expense risk fees,  cost of insurance fees,  taxes and surrender  charges.
                  Certain  contracts  also  include  charges  against  premium to pay state  premium  taxes.  Benefit reserves for variable  life  insurance  contracts  represent the account value of the contracts and are included in the separate account liabilities.

         J.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business,  which vary with and are primarily  related to the  production of new business,  are being deferred net of  reinsurance.  These costs include  commissions,  costs of contract  issuance,  and certain  selling  expenses that vary with  production.  These costs are being amortized  generally in proportion to expected gross profits from surrender  charges,  policy
                  and  asset  based  fees  and  mortality  and  expense  margins.   This   amortization  is  adjusted
                  retrospectively  and  prospectively  when  estimates  of  current  and future  gross  profits to be realized from a group of products are revised.

                  Details of the deferred  acquisition  costs and related  amortization  for the years ended December
                  31, are as follows:

                           (in thousands)                        1999                   1998                 1997
                                                                 ----                   ----                 ----

                  Balance at beginning of year                   $721,507           $546,703                 $355,734
                                                                 --------           --------                 --------

                  Acquisition costs deferred
                     during the year                              450,059               261,432               243,476

                  Acquisition costs amortized
                     during the year                              (83,861)              (86,628)              (52,507)
                                                                 ---------             --------              --------

                                                                  366,198               174,804               190,969
                                                                  -------               -------               -------

                  Balance at end of year                       $1,087,705              $721,507              $546,703
                                                               ==========              ========              ========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Reinsurance
                  -----------

                  The  Company  cedes  reinsurance  under  modified  co-insurance   arrangements.   These  reinsurance
                  arrangements  provide  additional  capacity for growth in  supporting  the cash flow strain from the
                  Company's  variable  annuity and variable  life  insurance  business.  The  reinsurance  is effected under quota share contracts.

                  As noted in Note 2D, the Company reinsured its exposure to market  fluctuations  associated with its
                  GMDB  liability in 1999,  1998 and the  beginning of 1997.  Under this  reinsurance  agreement,  the
                  Company ceded premiums of $2,945,000,  $5,144,000 and $4,545,000;  received claim  reimbursements of
                  $242,000,  $9,000 and $46,000;  and,  recorded  increases/(decreases)  in reserves of  ($2,763,000),
                  ($323,000) and $918,000 in each of the three years, respectively.

At December 31, 1999 and 1998, in accordance with the provisions of a modified coinsurance agreement, the Company accrued
                  $41,000 and $1,976,000, respectively, for amounts receivable from favorable reinsurance experience on a block of variable annuity business.

         L.       Translation of Foreign Currency
                  -------------------------------

                  The financial  position and results of operations of the Company's  Mexican  subsidiary are measured using local  currency as the  functional  currency.  Assets and  liabilities  of the  subsidiary are
                  translated   at  the  exchange  rate  in  effect  at  each   year-end.   Statements  of  income  and
                  shareholder's  equity  accounts  are  translated  at the average  rate  prevailing  during the year.
                  Translation  adjustments  arising from the use of differing exchange rates from period to period are reported as a component of other comprehensive income.

         M.       Separate Accounts
                  -----------------

                  Assets and liabilities in Separate  Accounts are included as separate  captions in the  consolidated statements  of  financial  condition.  Separate  Account  assets  consist  principally  of long term bonds,  investments in mutual funds,  short-term  securities and cash and cash  equivalents,  all of which are carried at fair value.  The  investments are managed  predominately  through the Company's investment  advisory affiliate,  American Skandia Investment  Services,  Inc.  ("ASISI"),  utilizing various  fund  managers as  sub-advisors.  The  remaining  investments  are  managed by  independent investment  firms. The  contractowner  has the option of directing funds to a wide variety of mutual funds.  The  investment  risk on the variable  portion of a contract is borne by the  contractowner.
                  A fixed  option  with a  minimum  guaranteed  interest  rate  is  also  available.  The  Company  is responsible for the credit risk associated with these investments.

                  Included in Separate  Account  liabilities are  $896,205,000  and  $771,195,000 at December 31, 1999
                  and 1998,  respectively,  relating to annuity  contracts for which the contractowner is guaranteed a fixed rate of return.  Separate  Account assets of  $896,205,000  and  $771,195,000  at December 31,
                  1999 and 1998,  respectively,  consisting of long term bonds,  short term securities,  transfers due from the general  account and cash and cash  equivalents  which are held in support of these annuity contracts, pursuant to state regulation.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         N.       Estimates
                  ---------

                  The  preparation  of  financial   statements  in  conformity  with  generally  accepted   accounting
                  principles  requires that management make estimates and assumptions  that affect the reported amount of assets and  liabilities  at the date of the  financial  statements  and the  reported  amounts of revenues and expenses during the reporting  period.  The more significant  estimates and assumptions are  related  to  deferred  acquisition  costs and  involve  policy  lapses,  investment  return and maintenance expenses.  Actual results could differ from those estimates.

3.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the years ended December 31, 1998, 1997 and 1996 were as follows:

                  (in thousands)                                           1999              1998           1997
                                                                           ----              ----           ----

         Net income                                                       $76,169          $34,767         $27,548
         Other comprehensive income:
            Unrealized investment gains/(losses) on
               available for sale securities                               (3,082)           2,751           1,288
            Reclassification adjustment for realized
               losses/(gains) included in investment income                (1,016)             138             (14)
                                                                           -------       ---------       ---------
            Net unrealized gains/(losses) on securities                    (4,098)           2,889           1,274

            Foreign currency translation                                      456              (22)            (22)
                                                                        ---------       ----------      ----------

         Other comprehensive income                                        (3,642)           2,867           1,252
                                                                         ---------        --------        --------

         Comprehensive income                                             $72,527          $37,634         $28,800
                                                                          =======          =======         =======

         The components of accumulated other comprehensive income, net of tax, as of December 31, 1999 and 1998 were as follows:

                  (in thousands)                                         1999                  1998
                                                                         ----                  ----

         Unrealized investment gains                                     ($255)                $3,843
         Foreign currency translation                                      148                   (308)
                                                                        ------                -------

         Accumulated other comprehensive income                          ($107)                $3,535
                                                                         ======                ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The amortized  cost,  gross  unrealized  gains/losses  and estimated  fair value of  available-for-sale  and held-to-maturity  fixed  maturities  and  investments  in mutual  funds as of December 31, 1999 and 1998 are shown below.  All securities held at December 31, 1999 and 1998 were publicly traded.

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                  (in thousands)                                     Held-to-Maturity

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value
                                             ----                -----              ------               -----
         U.S. Government
            obligations                      $1,105                $  -             $ (1)                $1,104

         Corporate securities                 2,255                   -              (15)                 2,240
                                              -----                ----             -----               -------

            Totals                           $3,360                $  -             $(16)                $3,344
                                             ======                ====             =====                ======

         (in thousands)                                              Available-for-Sale

                                                                 Gross               Gross
                                           Amortized          Unrealized          Unrealized             Fair
                                             Cost                Gains              Losses               Value
                                             ----                -----              ------               -----
         U.S. Government
            obligations                   $  81,183                $  -           $ (678)             $  80,505

         Obligations of
            state and political
            subdivisions                        253                                   (3)                   250

         Corporate securities               121,859                   -           (4,449)               117,410
                                          ---------                ----            ------             ---------

            Totals                         $203,295                $  -         $ (5,130)              $198,165
                                           ========                ====         =========              ========

         The amortized cost and fair value of fixed  maturities,  by contractual  maturity,  at December 31, 1999 are shown below.

                  (in thousands)                        Held-to-Maturity                  Available-for-Sale
                                                        ----------------                  ------------------

                                                    Amortized          Fair             Amortized           Fair
                                                      Cost             Value              Cost              Value
                                                      ----             -----              ----              -----

         Due in one year or less                      $3,107          $3,097       $           -  $           -

         Due after one through five years                253             247             130,284            128,250

         Due after five through ten years                  -               -              73,011             69,915
                                                  ----------      ----------          ----------         ----------

               Total                                  $3,360          $3,344            $203,295           $198,165
                                                      ======          ======            ========           ========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

         Investments in fixed maturities as of December 31, 1998 consisted of the following:

                  (in thousands)                                      Held-to-Maturity
                                                                      ----------------

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government
            obligations                       $3,774                 $57                   $-                $3,831

         Obligations of
            state and political
            subdivisions                           -                   -                    -                     -

         Corporate
            securities                         4,515                  34                    -                 4,549
                                             -------                ----                  ---               -------

               Totals                         $8,289                 $91                  $ -                $8,380
                                              ======                 ===                  ===                ======

                  (in thousands)                                      Available for Sale
                                                                      ------------------

                                                                    Gross               Gross
                                            Amortized            Unrealized          Unrealized             Fair
                                              Cost                  Gains              Losses               Value
                                              ----                  -----              ------               -----

         U.S. Government
            obligations                     $ 17,399              $  678                 $  -             $  18,077

         Obligations of
            state and political
            subdivisions                         253                   7                    -                   260

         Corporate
            securities                       117,774               5,160                 (76)               122,858
                                           ---------             -------              -------            ----------

               Totals                       $135,426              $5,845               $ (76)              $141,195
                                            ========              ======               ======              ========

         Proceeds  from  sales of fixed  maturities  during  1999,  1998 and 1997  were  $32,196,000,  $999,000,  and
         $5,056,000,   respectively.   Proceeds  from  maturities   during  1999,  1998  and  1997  were  $4,030,000,
         $3,050,000, and $5,700,000, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

           The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 1999 and 1998 are shown below:

                  (in thousands)                                 Gross             Gross
                                                              Unrealized        Unrealized              Fair
                                             Cost                Gains            Losses                Value
                                             ----                -----            ------                -----

         1999                              $11,667              $4,763           $ (26)               $16,404
                                           =======              ======           ======               =======

         1998                               $8,068                $416          $ (274)                $8,210
                                            ======                ====          =======                ======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                  (in thousands)                                  1999                  1998                1997
                                                                ------                  ----                ----

         Fixed maturities:
           Gross gains                                        $    253                 $    -              $  10
           Gross losses                                           (228)                    (1)                -
         Investment in mutual funds:
           Gross gains                                             990                    281                116
           Gross losses                                           (437)                  (181)               (39)
                                                               -------                 ------             ------

         Totals                                                 $  578                  $  99              $  87
                                                                ======                  =====              =====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31, 1999, 1998 and 1997 were as follows:

                  (in thousands)                                1999                   1998                1997
                                                                ----                   ----                ----

         Fixed maturities                                      $ 9,461               $  8,534             $6,617
         Cash and cash equivalents                               2,159                  1,717              1,153
         Investment in mutual funds                                 32                  1,013                554
         Policy loans                                               31                     45                 28
         Derivative Instruments                                (1,036)                      -                  -
                                                             ---------             ----------          ---------

         Total investment income                                10,647                 11,309              8,352
         Investment expenses                                       206                    179                171
                                                            ----------             ----------           --------

         Net investment income                                 $10,441                $11,130             $8,181
                                                               =======                =======             ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                (in thousands)                                 1999                  1998                  1997
                                                               ----                  ----                  ----

         Current tax expense                                  $41,248               $22,384               $20,108

         Deferred tax benefit                                 (10,904)              (14,230)               (9,630)
                                                              --------             --------             ---------

         Total income tax expense                             $30,344              $  8,154               $10,478
                                                              =======              ========               =======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 1999 and 1998, are as follows:

                  (in thousands)                                         1999                         1998
                                                                         ----                         ----

         Deferred tax liabilities:
             Deferred acquisition costs                                ($321,873)                  ($210,731)
             Payable to reinsurers                                       (26,733)                    (25,585)
             Policy fees                                                  (1,146)                       (859)
             Net unrealized gains                                            (80)                     (2,069)
                                                                    ------------                 -----------

             Total                                                      (349,832)                   (239,244)
                                                                        --------                   ---------

         Deferred tax assets:
             Net separate account liabilities                            333,521                     225,600
             Future contractowner benefits                                 3,925                      13,128
             Other reserve differences                                    39,645                      25,335
             Deferred compensation                                        18,844                       9,619
             Surplus notes interest                                        5,030                       3,375
             Foreign exchange translation                                    137                         166
             Other                                                           456                         882
                                                                     -----------                ------------
             Total                                                       401,558                     278,105
                                                                        --------                   ---------

             Income tax receivable - deferred                          $  51,726                   $  38,861
                                                                       =========                   =========

         Management  believes that based on the taxable income produced in the current year and the continued  growth in annuity  products,  the  Company  will  produce  sufficient  taxable  income in the future to realize its deferred tax asset.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was  different  from the amount  computed by applying the federal  statutory tax rate of 35% to pre-tax income from continuing operations as follows:

                  (in thousands)                                    1999               1998                 1997
                                                                    ----               ----                 ----

         Income (loss) before taxes
             Domestic                                             $109,036             $45,435             $39,464
             Foreign                                                (2,523)             (2,514)             (1,438)
                                                                 ----------          ---------           ---------
             Total                                                 106,513              42,921              38,026

             Income tax rate                                          35%                 35%                35%
                                                                ---------           ---------          ---------

         Tax expense at federal
             statutory income tax rate                              37,280              15,022              13,309

         Tax effect of:
             Dividend received deduction                            (9,572)             (9,085)             (4,585)
             Losses of foreign subsidiary                              883                 880                 503
             Meals and entertainment                                   664                 487                 340
             State income taxes                                      1,071                 673                 577
Other                18                                                177                 334
             ----------                                         ----------          ----------

         Income tax expense                                      $  30,344            $  8,154             $10,478
                                                                 =========            ========             =======

7.       RECEIVABLE FROM/PAYABLE TO AFFILIATES

         Certain operating costs (including personnel,  rental of office space,  furniture,  and equipment) have been charged  to the  Company  at cost by  American  Skandia  Information  Services  and  Technology  Corporation
         ("ASIST"),  an affiliated  company;  and likewise,  the Company has charged  operating  costs to ASISI.  The total cost to the Company for these items was  $11,136,000,  $7,722,000,  and $5,572,000 for the years ended
         December  31,  1999,  1998  and  1997,  respectively.  Income  received  for  these  items  was  $3,919,000,
         $1,355,000 and $3,225,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The Company had a $10  million  short-term  loan  payable to ASI at  December  31, 1999 and 1998.  The total interest  expense  thereon to the Company was $585,000,  $622,000 and $642,000 for the years ended  December
         31, 1999, 1998 and 1997 respectively, of which $182,000 was payable as of December 31, 1999 and 1998.

         Beginning in 1999,  the Company was  reimbursed by ASM for certain  distribution  related  costs  associated with the sales of business  through an investment  firm where ASM serves as an  introducing  broker  dealer.
         Under this agreement,  the expenses  reimbursed in 1999 were  $1,441,000.  As of December  31,1999,  amounts receivable under this agreement were $245,000.

         As of December  31,1999,  the Company had  received  $71,000,000  from ASI in advance of the sale of certain rights to receive  future fees and  contract  charges.  This sale is expected to be  completed  in the first quarter of 2000.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of  transactions  with ASI, the Company sold certain  rights to receive future fees and contract charges expected to be realized on variable  portions of designated  blocks of deferred  annuity  contracts.
         The effective dates and issue periods these transactions cover are as follows:

                                   Closing           Effective           Contract Issue
               Transaction           Date              Date                  Period
               -----------           ----              ----                  ------

                   1996-1           12/16/96            9/1/96          1/1/94   -   6/30/96
                   1997-1            7/23/97            6/1/97         3/1/96    -   4/30/97
                   1997-2           12/30/97           12/1/97         5/1/95    -  12/31/96
                   1997-3           12/30/97           12/1/97         5/1/96    -  10/31/97
                   1998-1            6/30/98            6/1/98          1/1/97   -   5/31/98
                   1998-2           11/10/98           10/1/98          5/1/97   -   8/31/98
                   1998-3           12/30/98           12/1/98          7/1/96   -  10/31/98
                   1999-1            6/23/99            6/1/99        4/1/94     -   4/30/99
                   1999-2           12/14/99           10/1/99         11/1/98   -   7/31/99

         In connection with these  transactions,  ASI issued  collateralized  notes in a private  placement which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the Purchase  Agreements,  the rights sold  provide for ASI to receive a percentage  (80%
         or 100%  depending  on the  underlying  commission  option) of future  mortality  and  expense  charges  and contingent deferred sales charges,  after reinsurance,  expected to be realized over the remaining surrender charge period of the designated contracts (6 to 8 years).

         The  Company  did not sell the  right to  receive  future  fees and  charges  after  the  expiration  of the surrender charge period.

         The proceeds  from the sales have been recorded as a liability  and are being  amortized  over the remaining surrender  charge period of the designated  contracts using the interest  method.  The present values of the transactions as of the respective effective date were as follows:

                                                                                       Present
         (in thousands)           Transaction             Discount Rate                Value
                                  -----------             -------------                -----

                                    1996-1                    7.5%                     $50,221
                                    1997-1                    7.5%                      58,767
                                    1997-2                    7.5%                      77,552
                                    1997-3                    7.5%                      58,193
                                    1998-1                    7.5%                      61,180
                                    1998-2                    7.0%                      68,573
                                    1998-3                    7.0%                      40,128
                                    1999-1                    7.5%                     120,632
                                    1999-2                    7.5%                     145,078

         Payments  representing  fees  and  charges  in  the  aggregate  amount  of  $131,420,000,   $69,226,000  and
         $22,250,000  were made by the Company to the Parent for the years ended  December 31,  1999,  1998 and 1997, respectively.  Related  interest  expense of  $52,840,000,  $22,978,000  and $6,842,000 has been included in the statement of income for the years ended December 31, 1999, 1998 and 1997, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 1999 are as follows:

                                            Year Ended
          (in thousands)                    December 31,                     Amount
                                            -----------                      ------

                                               2000                         $103,975
                                               2001                          107,262
                                               2002                          106,491
                                               2003                           97,550
                                               2004                           78,512
                                               2005                           51,839
                                               2006                           25,712
2007            4,693
---------------------

                                              Total                         $576,034
                                                                            ========

         The Commissioner of the State of Connecticut has approved the sale of future fees and charges;  however,  in the event that the Company becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner has the ability to stop the  payments  due to the Parent  under the  Purchase  Agreement  subject to certain terms and conditions.

9.       LEASES

         The Company leases office space under a lease  agreement  established in 1989 with ASIST.  The lease expense for 1999,  1998 and 1997 was  $5,003,000,  $3,588,000  and  $2,428,000  respectively.  Future  minimum lease payments per year and in aggregate as of December 31, 1999 are as follows:

         (in thousands)             2000                                  $  7,004
                                    2001                                     7,004
                                    2002                                     6,854
                                    2003                                     6,756
                                    2004                                     6,929
                                    2005 and thereafter                     51,865
                                                                          --------

                                    Total                                  $86,412
                                                                           =======

10.      RESTRICTED ASSETS

         To comply with certain state insurance  departments'  requirements,  the Company  maintains  cash,  bonds and notes on deposit with various  states.  The  carrying  value of these  deposits  amounted to  $4,868,000  and
         $3,747,000  as of December 31, 1999,  and 1998,  respectively.  These  deposits are required to be maintained for the protection of contractowners within the individual states.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         On  November  8, 1999,  the Board of  Directors  authorized  the  Company to  increase  the par value of its capital  stock  from $80 per share to $100 per  share in order to  comply  with  minimum  capital  levels as required by the California  Department of Insurance.  This transaction resulted in a corresponding  decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

         Statutory  basis  shareholder's  equity was  $286,385,000  and  $285,553,000  at December 31, 1999 and 1998,
         respectively.

         The statutory  basis net loss was  $17,672,000,  $13,152,000 and $8,970,000 for the years ended December 31,
         1999, 1998 and 1997, respectively.

         Under  various  state  insurance  laws,  the maximum  amount of dividends  that can be paid to  shareholders without prior approval of the state insurance  department is subject to  restrictions  relating to statutory surplus and net gain from  operations.  At December 31, 1999,  no amounts may be  distributed  without prior approval.

12.      EMPLOYEE BENEFITS

         The Company has a 401(k) plan for which  substantially  all  employees are  eligible.  Under this plan,  the
         Company  contributes 3% of salary for all  participating  employees and matches employee  contributions at a
         50% level up to an  additional  3% Company  contribution.  Company  contributions  to this plan on behalf of the  participants  were  $3,164,000,  $2,115,000 and $1,220,000 for the years ended December 31, 1999,  1998 and 1997, respectively.

         The Company has a deferred  compensation  plan, which is available to the internal field marketing staff and certain  officers.  Company  contributions  to this  plan  on  behalf  of the  participants  were  $193,000,
         $342,000 and $270,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

         The  Company  and an  affiliate  cooperatively  have a  long-term  incentive  program  under which units are awarded to executive  officers and other  personnel.  The Company also has a profit  sharing  program  which benefits all employees  below the officer  level.  These  programs  consist of multiple plans with new plans instituted  each year.  Generally,  participants  must remain  employed by the Company or its  affiliates at the time such units are payable in order to receive any payments  under the program.  The accrued  liability representing  the value of these units was  $42,619,000  and  $21,372,000  as of December 31, 1999 and 1998,
         respectively.  Payments  under this plan were  $4,079,000,  $2,407,000  and  $1,119,000  for the years ended
         December 31, 1999, 1998, and 1997, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

13.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 1999, 1998 and 1997 is as follows:

         (in thousands)                                         1999
                                                                ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $326,670                    $315                 ($1,397)
         Ceded                    (36,681)                  2,763                    (242)
                               -----------                 ------                ---------
         Net                     $289,989                  $3,078                 ($1,639)
                                 ========                  ======                 ========

                                                                1998
                                                                ----

                             Annuity and Life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $215,425                 $   691                 ($8,921)
         Ceded                    (29,214)                  362                        (9)
                                ----------               ------                -----------
         Net                     $186,211                  $1,053                 ($8,930)
                                 ========                  ======                  ======

                                                                1997
                                                                ----

                             Annuity and life        Annuity and Life
                                 Insurance               Insurance             Return Credited
                             Charges and Fees         Policy Reserves         to Contractowners
                             ----------------         ---------------         -----------------

         Gross                   $144,417                    $955                 ($1,972)
         Ceded                    (23,259)                   (918)                    (46)
                                ----------                 ------              -----------
         Net                     $121,158                   $  37                 ($2,018)
                                 ========                   =====                  ======

         Such ceded  reinsurance  does not relieve  the  Company of its  obligations  to  policyholders.  The Company remains  liable to its  policyholders  for the portion  reinsured to the extent that any reinsurer  does not meet its obligations assumed under the reinsurance agreements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

14.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31,
         1999 and 1998 were as follows:

              (in thousands)
                                                                                             Interest for the
                                        Interest          1999          1998         Years Ended December 31,
              Issue Date                  Rate          Amount         Amount        1999         1998        1997
              ----------                  ----          ------         ------        ----         ----        ----

         December 29, 1993                6.84%                -             -             -        1,387       1,387
         February 18, 1994                7.28%           10,000        10,000           738          738         738
         March 28, 1994                   7.90%           10,000        10,000           801          801         801
         September 30, 1994               9.13%           15,000        15,000         1,389        1,389       1,389
         December 28, 1994                9.78%                -        14,000         1,308        1,388       1,388
         December 19, 1995                7.52%           10,000        10,000           762          762         762
         December 20, 1995                7.49%           15,000        15,000         1,139        1,139       1,139
         December 22, 1995                7.47%            9,000         9,000           682          682         682
         June 28, 1996                    8.41%           40,000        40,000         3,411        3,411       3,411
         December 30, 1996                8.03%    70,000               70,000         5,698        5,699      5,699
                                               ----------      ---------------     ---------    ---------    --------

         Total                                          $179,000      $193,000       $15,928      $17,396     $17,396
                                                        ========      ========       =======      =======     =======

         The surplus note for  $14,000,000  dated  December 28, 1994 was converted to additional  paid-in  capital on
         December 10,  1999.  A surplus note for  $20,000,000  dated  December 29, 1993 was  converted to  additional paid-in capital on December 31, 1998.  All surplus notes mature seven years from the issue date.

         Payment of  interest  and  repayment  of  principal  for these  notes is subject to certain  conditions  and require  approval by the  Insurance  Commissioner  of the State of  Connecticut.  At  December  31, 1999 and
         1998,  $14,372,000 and $9,644,000,  respectively,  of accrued interest on surplus notes was not approved for payment under these criteria.

15.      SHORT-TERM BORROWING

         The Company had a $10  million  short-term  loan  payable to the Parent at December  31, 1999 and 1998.  The total interest  expense to the Company was $585,000,  $622,000 and $642,000 and for the years ended December
         31, 1999,  1998 and 1997,  respectively,  of which $197,000 and $182,000 was payable as of December 31, 1999 and 1998, respectively.

16.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 99% of the Company's separate account  liabilities are subject to discretionary  withdrawal by contractowners  at market value or with market value  adjustment.  Separate account assets which are carried at fair  value are  adequate  to pay such  withdrawals  which are  generally  subject to  surrender  charges ranging from 10% to 1% for contracts held less than 10 years.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

17.      SEGMENT REPORTING

         During 1998, to complement its annuity  products,  the Company launched  specific  marketing and operational activities  towards the release of variable life insurance and qualified  retirement plan annuity  products.
         Assets under  management and sales for the products other than variable  annuities have not been significant enough to warrant  full  segment  disclosures  as required by SFAS 131,  "Disclosures  about  Segments of an
         Enterprise and Related Information."

18.      SUBSEQUENT EVENT

         On March 22, 2000, the Company sold certain rights to receive future fees and contract  charges  expected to be received on variable  portions of deferred  annuity  contracts  issued between August 1, 1999 and January
         31, 2000.  This transaction is the latest in a series of agreements with ASI, as described in Note 8.

         This  transaction  has an effective  date of March 22, 2000.  The present value as of this date,  discounted at 7.5%, was $171,781,000.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

                   (in thousands)                                            Three months Ended
                                                     March 31          June 30      September 30       December 31
                                                     --------          -------      ------------       -----------

                       1999
                       ----
         Premiums and other insurance
            revenues                                   $78,412           $88,435          $97,955          $111,540
         Net investment income                           2,654             2,842            2,735             2,210
         Net realized capital gains                        295                25              206                52
                                                    ----------       -----------       ----------       -----------
         Total revenues                                 81,361            91,302          100,896           113,802

         Benefits and expenses                          64,107            67,803           71,597            77,341
                                                      --------          --------         --------          --------

         Pre-tax net income                             17,254            23,499           29,299            36,461

         Income taxes                                    3,844             7,142            7,898            11,460
                                                     ---------         ---------        ---------           -------

         Net income                                   $ 13,410          $ 16,357         $ 21,401           $25,001
                                                      ========          ========         ========           =======

                                  1998
                                  ----
         Premiums and other insurance
            revenues                                   $50,593           $57,946          $62,445           $67,327
         Net investment income                           3,262             2,410            2,469             2,989
         Net realized capital gains (losses)               156                13              (46)              (24)
                                                    ----------       -----------      -----------       -----------
         Total revenues                                 54,011            60,369           64,868            70,292

         Benefits and expenses                          46,764            42,220           48,471            69,164
                                                      --------          --------         --------          --------

         Pre-tax net income                              7,247            18,149           16,397             1,128

         Income taxes                                    1,175             4,174            2,223               582
                                                     ---------         ---------         --------         ---------

         Net income                                   $  6,072           $13,975          $14,174          $    546
                                                      ========           =======          =======          ========

                       1997
                       ----
         Premiums and other insurance
            revenues                                   $30,186           $34,056          $41,102           $44,402
         Net investment income                           1,369             2,627            2,031             2,154
         Net realized capital gains                         20                43               21                 3
                                                   -----------       -----------      -----------      ------------
         Total revenues                                 31,575            36,726           43,154            46,559

         Benefits and expenses                          18,319            30,465           31,179            40,025
                                                      --------          --------         --------          --------

         Pre-tax net income                             13,256             6,261           11,975             6,534

         Income taxes                                    4,260             2,614            3,354               250
                                                     ---------         ---------        ---------        ----------

         Net income                                   $  8,996          $  3,647         $  8,621          $  6,284
                                                      ========          ========         ========          ========

B-7

                               APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

The Unit Prices and number of Units in the  Sub-accounts  that commenced  operations  prior to January 1, 2000 are shown below.  All or some of these  Sub-accounts were available during the periods shown as investment  options for other variable  annuities we offer pursuant  to  different  prospectuses.  The  Insurance  Charge  assessed  against  the  Sub-accounts  under the terms of those other variable  annuities  are the same as the charges  assessed  against such  Sub-accounts  under the Annuity  offered  pursuant to this
Prospectus.

         Unit Prices And Numbers Of Units:  The  following  table shows:  (a) the Unit Price,  as of the dates  shown,  for Units in each of the Class 1  Sub-accounts  of Separate  Account B that commenced  operations  prior to January 1, 2000 and are being offered pursuant to this  Prospectus or which we offer pursuant to certain other  prospectuses;  and (b) the number of Units  outstanding in each  such  Sub-account  as of the  dates  shown.  The year in which  operations  commenced  in each  such  Sub-account  is noted in parentheses.  The portfolios in which a particular  Sub-account  invests may or may not have commenced  operations prior to the date such Sub-account commenced operations.  The initial offering price for each Sub-account was $10.00.

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
AST Founders
Passport (1)
(1994)
Unit Price                    $23.45       12.54      11.46      11.39      10.23           -          -          -         -        -
Number of Units            8,818,599   9,207,623  9,988,104  9,922,698  2,601,283           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM
International Equity
(2)
(1989)                        $43.99       27.18      22.95      19.70      18.23       16.80      16.60      12.37     13.69    12.98
Unit Price                16,903,883  17,748,560 17,534,233 17,220,688 14,393,137  14,043,215  9,063,464  1,948,773 1,092,902  398,709
Number of Units
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
International Growth
(1997)
Unit Price                    $21.66       13.30      11.35          -          -           -          -          -         -        -
Number of Units            6,855,601   5,670,336  2,857,188          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
International
Growth II (3)
(1994)
Unit Price                    $17.10       13.14      11.69      11.70      10.39        9.49          -          -         -        -
Number of Units           28,704,924  34,328,425 37,784,426 32,628,595 17,935,251  11,166,758          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Global
Equity (4)
(1999)
Unit Price                    $11.01           -          -          -          -           -          -          -         -        -
Number of Units              116,756           -          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
AST Kemper Small-
Cap Growth
(1999)
Unit Price                    $15.37           -          -          -          -           -          -          -         -        -
Number of Units           53,349,003           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Lord Abbett Small
Cap Value
(1998)
Unit Price                    $10.57        9.85          -          -          -           -          -          -         -        -
Number of Units            6,597,544   4,081,870          -          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Gabelli Small-Cap
Value (5)
(1997)
Unit Price                    $11.11       11.20      12.70          -          -           -          -          -         -        -
Number of Units           21,340,168  24,700,211 14,612,510          -          -           -          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Growth (6)
(1994)
Unit Price                    $28.58       19.15      16.10      13.99      12.20        9.94          -          -         -        -
Number of Units           13,460,525  13,389,289 11,293,799  9,563,858  3,658,836     301,267          -          -         -        -
                                                                                                                              ---------
---------------------------------------------------------------------------------------------------------------------------------------
AST Neuberger
Berman
Mid-Cap Value (7)
(1993)
Unit Price                    $16.78       16.10      16.72      13.41      12.20        9.81      10.69          -         -        -
Number of Units           37,864,586  16,410,121 11,745,440  9,062,152  8,642,186   7,177,232  5,390,887          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Natural Resources
(1995)
Unit Price                    $15.88       12.57      14.46      14.19      11.01           -          -          -         -        -
Number of Units            6,201,327   5,697,453  7,550,076  6,061,852    808,605           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
(8)
(1996)                        $20.44       15.48      12.33      10.89          -           -          -          -         -        -
Unit Price                17,059,819  19,009,242 18,736,994  4,324,161          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth (4)
(1999)
Unit Price                    $11.27           -          -          -          -           -          -          -         -        -
Number of Units              409,467           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Marsico Capital
Growth
(1997)
Unit Price                    $21.06       14.00      10.03          -          -           -          -          -         -        -
Number of Units           78,684,943  40,757,449    714,309          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST JanCap Growth
(1992)
Unit Price                    $60.44       39.54      23.83      18.79      14.85       10.91      11.59      10.51         -        -
Number of Units           94,850,623  80,631,598 62,486,302 46,779,164 28,662,737  22,354,170 13,603,637  1,476,139         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
AST Sanford Bernstein
Managed Index 500 (9)
(1998)
Unit Price                    $15.08       12.61          -          -          -           -          -          -         -        -
Number of Units           39,825,951  22,421,754          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers
Realty
(1998)
Unit Price                     $8.35        8.28          -          -          -           -          -          -         -        -
Number of Units            6,224,365   3,771,461          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Income & Growth (10)
(1997)
Unit Price                    $16.19       13.35      12.06          -          -           -          -          -         -        -
Number of Units           21,361,995  13,845,190  9,523,815          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Alliance Growth
and Income (11)
(1992)
Unit Price                    $27.60       24.11      21.74      17.79      15.22       11.98      11.88      10.60         -        -
Number of Units           52,766,579  47,979,349 42,197,002 28,937,085 18,411,759   7,479,449  4,058,228    956,949         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST MFS Growth with
Income (4)
(1999)
Unit Price                    $10.49           -          -          -          -           -          -          -         -        -
Number of Units              741,323           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST INVESCO Equity
Income
(1994)
Unit Price                    $21.31       19.34      17.31      14.23      12.33        9.61          -          -         -        -
Number of Units           46,660,160  40,994,187 33,420,274 23,592,226 13,883,712   6,633,333          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST AIM Balanced (12)
(1993)
Unit Price                    $21.19       17.78      15.98      13.70      12.49       10.34      10.47          -         -        -
Number of Units           23,102,272  22,634,344 22,109,373 20,691,852 20,163,848  13,986,604  8,743,758          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST American Century
Strategic Balanced
(1997)
Unit Price                    $14.90       13.37      11.18          -          -           -          -          -         -        -
Number of Units           13,944,535   6,714,065  2,560,866          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Asset Allocation
(1994)
Unit Price                    $19.70       18.12      15.53      13.30      11.92        9.80          -          -         -        -
Number of Units           22,002,028  18,469,315 13,524,781  8,863,840  4,868,956   2,320,063          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
AST T. Rowe Price
Global Bond (13)
(1994)
Unit Price                    $10.69       11.82      10.45      10.98      10.51        9.59          -          -         -        -
Number of Units           12,533,037  12,007,692 12,089,872  8,667,712  4,186,695   1,562,364          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
AST Federated High
Yield
(1994)
Unit Price                    $14.38       14.30      14.13      12.62      11.27        9.56          -          -         -        -
Number of Units           41,588,401  40,170,144 29,663,242 15,460,522  6,915,158   2,106,791          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Total
Return Bond
(1994)
Unit Price                    $13.09       13.43      12.44      11.48      11.26        9.61          -          -         -        -
Number of Units           73,530,507  64,224,618 44,098,036 29,921,643 19,061,840   4,577,708          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST PIMCO Limited
Maturity Bond
(1995)
Unit Price                    $11.96       11.73      11.26      10.62      10.37           -          -          -         -        -
Number of Units           32,560,943  28,863,932 25,008,310 18,894,375 15,058,644           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
AST Money Market
(1992)
Unit Price                    $12.38       12.00      11.57      11.16      10.77       10.35      10.12      10.01         -        -
Number of Units          187,609,708  75,855,442 66,869,998 42,435,169 30,564,442  27,491,389 11,422,783    457,872         -        -

The Montgomery
Variable Series - MV
Emerging Markets
(1996)
Unit Price                    $10.06        6.19      10.05      10.25          -           -          -          -         -        -
Number of Units           12,060,036  10,534,383 10,371,104  2,360,940          -           -          -          -         -        -

---------------------------------------------------------------------------------------------------------------------------------------
Wells Fargo Variable
Trust - Equity
Income(14)
(1999)                         $9.96           -          -          -          -           -          -          -         -        -
Unit Price                   136,006           -          -          -          -           -          -          -         -        -
Number of Units
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Technology (4)
(1999)
Unit Price                    $16.52           -          -          -          -           -          -          -         -        -
Number of Units            4,622,242           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Health Sciences (4)
(1999)
Unit Price                    $11.34           -          -          -          -           -          -          -         -        -
Number of Units              786,518           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Financial Services (4)
(1999)
Unit Price                    $11.41           -          -          -          -           -          -          -         -        -
Number of Units              759,104           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Telecommunications (4)
(1999)
Unit Price                    $15.17           -          -          -          -           -          -          -         -        -
Number of Units            4,184,526           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
INVESCO VIF -
Dynamics (4)
(1999)
Unit Price                    $13.91           -          -          -          -           -          -          -         -        -
Number of Units            2,022,585           -          -          -          -           -          -          -         -        -

Evergreen VA -  Global
Leaders (4)
(1999)
Unit Price                    $11.72           -          -          -          -           -          -          -         -        -
Number of Units               23,101           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

                                                                       Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------------
                           1999         1998        1997       1996       1995       1994        1993       1992      1991      1990
---------------------------------------------------------------------------------------------------------------------------------------
Evergreen VA -
Special Equity (4)
(1999)
Unit Price                    $12.19           -          -          -          -           -          -          -         -        -
Number of Units              152,342           -          -          -          -           -          -          -         -        -

ProFund VP -
Europe 30 (4)
(1999)
Unit Price                    $12.24           -          -          -          -           -          -          -         -        -
Number of Units              273,963           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraSmall-Cap (15)
(1999)
Unit Price                    $11.96           -          -          -          -           -          -          -         -        -
Number of Units              813,904           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------------
ProFund VP -
UltraOTC (4)
(1999)
Unit Price                    $23.58           -          -          -          -           -          -          -         -        -
Number of Units            2,906,024           -          -          -          -           -          -          -         -        -
---------------------------------------------------------------------------------------------------------------------------------------

1.       Effective  October 15, 1996,  Founders Asset  Management,  Inc. became  Sub-advisor of the Portfolio.  Prior to October 15,
     1996,  Seligman Henderson Co. served as Sub-advisor of the Portfolio,  then named "Seligman  Henderson  International Small Cap
     Portfolio."
2.       Effective May 3, 1999, A I M Capital  Management,  Inc. became  Sub-advisor of the Portfolio.  Between October 15, 1996 and
     May 3, 1999, Putnam Investment  Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam International
     Equity."  Prior to October 15, 1996,  Seligman  Henderson Co. served as  Sub-advisor  of the  Portfolio,  then named  "Seligman
     Henderson International Equity Portfolio."
3.       Effective May 1, 2000, American Century Investment  Management,  Inc. became Sub-advisor of the Portfolio.  Prior to May 1,
     2000,  Rowe  Price-Fleming  International,  Inc.  served as  Sub-advisor  of the  Portfolio,  then  named  "AST T.  Rowe  Price
     International Equity Portfolio."
4.       These Portfolios were first offered as Sub-accounts on October 18, 1999.
5.       Effective  October 23, 2000,  GAMCO  Investors,  Inc.  became  Sub-advisor of the Portfolio.  Prior to October 23, 2000, T.
     Rowe Price  Associates,  Inc.  served as  Sub-advisor  of the  Portfolio,  then named "AST T. Rowe Price  Small  Company  Value
     Portfolio."
6.       Effective May 1, 1998,  Neuberger  Berman  Management,  Inc.  became  Sub-advisor to the  Portfolio.  Prior to May 1, 1998,
     Berger Associates, Inc. served as Sub-advisor to the Portfolio, then named "Berger Capital Growth Portfolio."
7.       Effective May 1, 1998,  Neuberger  Berman  Management,  Inc.  became  Sub-advisor to the  Portfolio.  Prior to May 1, 1998,
     Federated Investment Counseling served as Sub-advisor of the Portfolio, then named "Federated Utility Income Portfolio."
8.       Effective May 1, 2000,  Alliance Capital  Management,  L.P. became Sub-advisor of the Portfolio.  Between December 31, 1998 and May 1, 2000,  OppenheimerFunds,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Oppenheimer Large-Cap Growth
     Portfolio." Prior to December 31, 1998,  Robertson,  Stephens & Company  Investment  Management,  L.P. served as Sub-advisor of the Portfolio, then named "Robertson Stephens Value + Growth Portfolio."
9.       Effective  May 1, 2000,  Sanford C.  Bernstein & Co.,  Inc.  became  Sub-advisor  of the  Portfolio.  Prior to May 1, 2000,
     Bankers Trust Company served as Sub-advisor of the Portfolio, then named "AST Bankers Trust Managed Index 500 Portfolio."
10.      Effective May 3, 1999, American Century Investment  Management,  Inc. became Sub-advisor of the Portfolio.  Between October
     15, 1996 and May 3, 1999, Putnam  Investment  Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam
     Value Growth & Income."
11.      Effective May 1, 2000,  Alliance  Capital  Management,  L.P.  became  Sub-advisor of the  Portfolio.  Prior to May 1, 2000,
     Lord, Abbett & Co. served as Sub-advisor of the Portfolio, then named "AST Lord Abbett Growth and Income Portfolio."
12.      Effective May 3, 1999, A I M Capital  Management,  Inc. became  Sub-advisor of the Portfolio.  Between October 15, 1996 and
     May 3, 1999,  Putnam  Investment  Management,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Putnam  Balanced."
     Prior to October 15, 1996, Phoenix  Investment  Counsel,  Inc. served as Sub-advisor of the Portfolio,  then named "AST Phoenix
     Balanced Asset Portfolio."
13.      Effective August 8, 2000, T. Rowe Price  International,  Inc. became  Sub-advisor of the Portfolio.  Effective May 1, 2000, the name of the  Portfolio  was changed to the "AST T. Rowe Price  Global  Bond".  Effective  May 1, 1996,  Rowe  Price-Fleming
     International,  Inc.  became  Sub-advisor of the Portfolio.  Prior to May 1, 1996,  Scudder,  Stevens & Clark,  Inc.  served as
     Sub-advisor of the Portfolio, then named "AST Scudder International Bond Portfolio."
14.      This Portfolio was first offered as a Sub-account on September 20, 1999.
15.      This Portfolio was first offered as a Sub-account on October 18, 1999.  Prior to May 1, 2000, ProFund VP UltraSmall-Cap
     was named "ProFund VP Small Cap" and sought daily investment results that corresponded to the performance of the Russell 2000(R)
     Index.

C-2

                                        APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection  Optional Death Benefit is calculated.  Each example assumes that a $50,000 initial  Purchase  Payment is made and that no withdrawals are made prior to the Owner's death.  Each example assumes that  there is one Owner  who is age 50 on the Issue  Date and that all  Account  Value is  maintained  in the  variable  investment options.

Example with market increase
Assume that the Owner's Account Value has been increasing due to positive  market  performance.  On the date we receive due proof of death,  the Account Value is $75,000.  The basic Death Benefit is calculated as Purchase  Payments minus  proportional  withdrawals, or Account  Value,  which ever is  greater.  Therefore,  the basic  Death  Benefit is equal to  $75,000.  The  Enhanced  Beneficiary
Protection  Optional  Death Benefit is equal to the amount  payable under the basic Death Benefit  ($75,000)  PLUS 50% of the "Death
Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Percentage Gain Death Benefit = $75,000 + $12,500 = $87,500

Examples with market decline
Assume that the Owner's  Account Value has been decreasing due to declines in market  performance.  On the date we receive due proof of death,  the  Account  Value is  $45,000.  The  basic  Death  Benefit  is  calculated  as  Purchase  Payments  minus  proportional withdrawals,  or Account  Value,  which ever is greater.  Therefore,  the basic  Death  Benefit is equal to  $50,000.  The  Enhanced
Beneficiary  Protection  Optional Death Benefit is equal to the amount  payable under the basic Death Benefit  ($50,000) PLUS 50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Percentage Gain Death Benefit = $50,000 + $0 = $50,000

         In this example you would  receive no additional  benefit from  purchasing  the Enhanced  Beneficiary  Protection  Optional
Death Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the Guaranteed  Minimum Death Benefit is calculated.  Each example  assumes that a $50,000 initial
Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's  death.  Each  example  assumes  that there is one
Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing  due to positive  market  performance.  On the date we receive due proof of death, the Account Value is $90,000.  The Highest  Anniversary Value at the end of any previous period is $72,000.  The
Death Benefit would be the Account Value  ($90,000)  because it is greater than the Highest  Anniversary  Value ($72,000) or the sum of prior Purchase Payments increased by 5.0% annually ($73,872.77).

Example of market decrease
Assume that the Owner's Account Value generally  increased until the fifth  anniversary but generally has been decreasing  since the fifth  contract  anniversary.  On the date we receive due proof of death,  the Account  Value is  $48,000.  The Highest  Anniversary
Value at the end of any previous  period is $54,000.  The Death Benefit  would be the sum of prior  Purchase  Payments  increased by
5.0% annually ($73,872.77) because it is greater than the Highest Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account Value  increased  significantly  during the first six years  following the Issue Date. On the sixth anniversary  date the Account  Value is  $90,000.  During the seventh  Annuity  Year,  the  Account  Value  increases  to as high as
$100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death.  The Death Benefit would be the Highest
Anniversary Value at the end of any previous period ($90,000),  which occurred on the sixth anniversary,  although the Account Value was higher  during the  subsequent  period.  The Account Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior Purchase Payments increased by 5.0% annually ($73,872.77).

1.

                                            American Skandia Life Assurance Corporation
                                                     Attention: Concierge Desk

                                                       For Written Requests:

                                                            P.O. Box 883
                                                     Shelton, Connecticut 06484

                                                      For Electronic Requests:

                                                 customerservice@americanskandia.com

                                                       For Requests by Phone:

                                                           1-800-752-6342

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                  PLEASE SEND ME A STATEMENT OF  ADDITIONAL  INFORMATION  THAT CONTAINS  FURTHER  DETAILS ABOUT THE
                  AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS ASAPEX-PROS (2/2001).
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                ADDITIONAL INFORMATION: Inquiries will be answered by calling your representative or by writing to:

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                 at

                                                            P.O. Box 883
                                                     Shelton, Connecticut 06484

                                                                 or

                                                 customerservice@americanskandia.com

Issued by:                                                                                                     Serviced at:

AMERICAN SKANDIA LIFE                                                                                 AMERICAN SKANDIA LIFE
ASSURANCE CORPORATION                                                                                 ASSURANCE CORPORATION
One Corporate Drive                                                                                            P.O. Box 883
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                        Telephone:  1-800-752-6342
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                          Distributed by:

                                              AMERICAN SKANDIA MARKETING, INCORPORATED
                                                        One Corporate Drive
                                                     Shelton, Connecticut 06484
                                                      Telephone: 203-926-1888
                                                   http://www.americanskandia.com

AS Masters

                                                              PART II

                                               INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution:  Not Applicable.

Item 15.  Indemnification  of Directors and Officers:  Under Section 33-320a of the  Connecticut  General  Statutes,  the Registrant
must indemnify a director or officer  against  judgments,  fines,  penalties,  amounts paid in settlement  and  reasonable  expenses including  attorneys'  fees,  for actions  brought or threatened to be brought  against him in his capacity as a director or officer when certain  disinterested  parties determine that he acted in good faith and in a manner he reasonably  believed to be in the best interests of the Registrant.  In any criminal  action or proceeding,  it also must be determined that the director or officer had no reason to believe his conduct was  unlawful.  The director or officer must also be  indemnified  when he is successful on the merits in the  defense of a  proceeding  or in  circumstances  where a court  determines  that he is fairly and  reasonable  entitled to be indemnified,  and the court approves the amount.  In shareholder  derivative suits, the director or officer must be finally adjudged not to have  breached  this duty to the  Registrant  or a court must  determine  that he is fairly  and  reasonably  entitled  to be indemnified  and must approve the amount.  In a claim based upon the  director's or officer's  purchase or sale of the  Registrants'
securities,  the director or officer may obtain  indemnification  only if a court determines that, in view of all the circumstances, he is fairly and  reasonably  entitled  to be  indemnified  and then for such amount as the court  shall  determine.  The By-Laws of
American  Skandia  Life  Assurance  Corporation  ("ASLAC")  also provide  directors  and  officers  with rights of  indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and American Skandia Marketing,  Incorporated,  ("ASM,  Inc."), can also be indemnified  pursuant to
Indemnity  Agreements  between each director and officer and American Skandia,  Inc., a corporation  organized under the laws of the state of Delaware.  The  provisions of the  Indemnity  Agreement  are governed by Section 45 of the General  Corporation  Law of the
State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers  liability  insurance  policy issued by an unaffiliated  insurance  company and an insurance policy issued to Skandia  Insurance  Company Ltd., their ultimate parent.  Such policy will reimburse ASLAC or ASM, Inc., as applicable,  for any payments that it shall make to directors and officers  pursuant to law and, subject to certain  exclusions  contained in the policy,  will pay any other costs,  charges and expenses,  settlements and judgments  arising from any proceeding  involving any director or officer of ASLAC or ASM,  Inc., as applicable,  in his or her past or present capacity as such.

Item 16.  Exhibits:

         Exhibits                                                                                     Page
         --------                                                                                     ----

1        Underwriting agreement incorporated by reference to Post Effective Amendment No. 1 to Registration Statement No. 333-25733, filed via EDGAR March 2, 1998.

2        Plan of acquisition, reorganization, arrangement, liquidation or succession        Not applicable

3        Articles of incorporation and by-laws incorporated by reference to Post-Effective
         Amendment No. 6 to Registration Statement No. 33-87010, filed via EDGAR March 2, 1998.

4        Instruments defining the rights of security holders,  including  indentures,  incorporated by reference to
         Post-Effective Amendment No. 3 to Registration Statement No. 33-87010, filed via EDGAR April 25, 1996.

5        Opinion re legality                                                     (included as Exhibit 23b)

6 - 9                                                                                       Not applicable

10       Material contracts (Investment Management Agreement)

(a)      Agreement with J.P. Morgan Investment Management Inc. incorporated by reference to  Post-Effective
         Amendment No. 1 to Registration Statement No. 333-00941, filed via EDGAR February 25, 1997.

(b)      Agreement with Fleet Investment Advisors Inc., incorporated by reference to the Post-Effective Amendment
         No. 1 to Registration Statement No. 333-00941, filed via EDGAR February 25, 1997.

11 - 22                                                                                     Not applicable

23a      Consent of Ernst & Young LLP                                                       FILED HEREWITH

23b      Opinion & Consent of Counsel                                                       FILED HEREWITH

24       Powers of Attorney

         Directors Abram, Boronow, Campbell, Chan, Collins, Dokken, Kennedy,  Mazzaferro,  Moberg, Thwaites, Tracy,
         Ullman and Winson  incorporated by reference to Post-Effective  Amendment No. 1 to Registration  Statement
         No. 333-53596, filed January 18, 2001.

25 - 28                                                                                     Not applicable
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An index to the financial statement schedules is omitted because it is not required or is not applicable.

Item 17.  Undertakings:  The undersigned Registrant hereby undertakes:

(1)      To file,  during  any  period in which  offers or sales are being  made,  post-effective  amendments  to this  registration statement:

         (i)  To include any prospectus required by section 10 (a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events  arising after the effective date of the  registration  statement (or the most recent  post-effective  amendment thereof) which,  individually or in the aggregate,  represent a fundamental change in the information set forth in the registration statement; and

         (iii) To include any  material  information  with  respect to the plan of  distribution  not  previously  disclosed  in the registration statement or any material change to such information in the registration statement.

(2)      That, for the purpose of determining  any liability under the Securities Act of 1933,  each such  post-effective  amendment shall be deemed to be a new registration  statement relating the securities offered therein,  and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)      To remove from  registration by means of a  post-effective  amendment any of the securities  being  registered which remain unsold at the termination of the offering.

(4)      The undersigned  Registrant  hereby  undertakes that, for purposes of determining any liability under the Securities Act of
1933, each filing of the  Registrant's  annual report  pursuant to section 13(a) or section 15(d) of the Securities  Exchange Act of
1934 (and,  where  applicable,  each filing of an employee  benefit plan's annual report pursuant to section 15(d) of the Securities
Exchange Act of 1934) that is  incorporated  by reference in the  registration  statement  shall be deemed to be a new  registration statement  relating to the securities  offered  therein,  and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)      Insofar as  indemnification  for  liabilities  arising  under the  Securities  Act of 1933 may be permitted  to  directors, officers and  controlling  persons of the Registrant  pursuant to the foregoing  provisions,  or otherwise,  the Registrant has been advised that in the opinion of the Securities and Exchange  Commission  such  indemnification  is against public policy as expressed in the Act and is, therefore,  unenforceable.  In the event that a claim for  indemnification  against such liabilities  (other than the payment by the Registrant of expenses  incurred or paid by a director,  officer or  controlling  person of the Registrant in the successful  defense of any action,  suit or proceeding) is asserted by such  director,  officer or controlling  person in connection with the  securities  being  registered,  the Registrant  will,  unless in the opinion of its counsel the matter has been settled by controlling  precedent,  submit to a court of appropriate  jurisdiction the question whether such  indemnification  by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

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LEGAL EXPERTS:  The General Counsel of American  Skandia Life Assurance  Corporation has passed on the legal matters with respect to
Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

                                                              Exhibits

         Exhibit 23a       Consent of Ernst & Young LLP                                 FILED HEREWITH

         Exhibit 23b       Opinion and Consent of Counsel                               FILED HEREWITH

                                                    SIGNATURES

Pursuant to the  requirements  of the  Securities  Act of 1933,  the  Registrant  certifies  that it has reasonable grounds  to  believe  that it meets  all of the  requirements  for  filing  on Form S-2 and has  duly  caused  this registration  statement to be signed on its behalf by the undersigned,  thereunto duly  authorized,  in the City of
Shelton, State of Connecticut, on the 14th day of February, 2001.

                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                    Registrant

By:/s/ Kathleen A. Chapman                                                                Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Assistant Corporate Secretary                                               Scott K. Richardson

Pursuant to the  requirements of the Securities Act of 1933, this  Registration  Statement has been signed below by the following persons in the capacities and on the date indicated.

              Signature                                     Title                              Date
              ---------                                     -----                              ----
                                                (Principal Executive Officer)

           Wade A. Dokken*        President and Chief Executive Officer,                 February 14, 2001
           ---------------                                                               -----------------
           Wade A. Dokken           Chairman of the Board and Director

                          (Principal Financial Officer and Principal Accounting Officer)

    /s/ Thomas M. Mazzaferro            Executive Vice President and                      February 14, 2001
                                                                                         -----------------
        Thomas M. Mazzaferro              Chief Financial Officer

    /s/ David R. Monroe               Senior Vice President, Treasurer                    February 14, 2001
                                                                                         -----------------
           David R. Monroe               and Corporate Controller

                                               (Board of Directors)

      Patricia Abram*                                Gordon C. Boronow*                Malcolm M. Campbell*
      -----------------                              ------------------                --------------------
      Patricia Abram                                  Gordon C. Boronow                 Malcolm M. Campbell

      Wade A. Dokken*                                   Y.K. Chan*                      Lincoln R. Collins*
      ---------------                                   ------------                    -------------------
      Wade A. Dokken                                      Y.K. Chan                     Lincoln R. Collins

      Ian Kennedy*                                  Thomas M. Mazzaferro*                 Gunnar Moberg*
      --------------                                ---------------------                 --------------
      Ian Kennedy                                    Thomas M. Mazzaferro                   Gunnar Moberg

      Christian Thwaites*                             Bayard F. Tracy*                 Deborah G. Ullman*
      -------------------                             ----------------                 --------------------
      Christian Thwaites                              Bayard F. Tracy                    Deborah G. Ullman

                                                    Brett M. Winson*
                                                    -----------------
                                                     Brett M. Winson

                                    */By:  /s/ Kathleen A. Chapman
                                            Kathleen A. Chapman

        *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 1 to Registration Statement No. 333-53596.